FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Bear Stearns Asset Backed Securities I LLC	0001283557
Exact Name of Registrant as Specified in Charter	Registrant CIK Number
Form 8-K, March 10, 2005, Series 2005-HE3	333-113636

Name of Person Filing the Document
(If Other than the Registrant)



05047152


MAR 1 1 2005
WASH, D.C.



PROCESSED
MAR 15 2005
THOMSON FINANCIAL

PROCESSED
MAR 15 2005
THOMSON FINANCIAL

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

BEAR STEARNS ASSET BACKED SECURITIES I LLC



By: ______________________
Name:
Title:

Dated: March 10, 2005

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Collateral Term Sheets	P*

* The Collateral Term Sheets have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

Hernandez, Belinda

From: Durden, Robert R (Exchange) [rdurden@bear.com]
Sent: Monday, March 07, 2005 11:22 AM
To: McCubbin, Peter (Exchange)
Cc: Levine, Shira P.
Subject: RE: FW: BSABS 2005-HE3 **New Deal Announcement**

Percentage of loans by current balance with second liens.

Total - 38.97%
Group I - 35.25%
Group II - 45.54%
Group III - 39.70%

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets.

Robert R. Durden
Fixed Income
Mortgage Finance
Bear, Stearns & Co. Inc.
383 Madison Avenue
New York, NY 10179
(212) 272-5714 Tel
(212) 272-5591 Fax

-----Original Message-----
From: McCubbin, Peter (Exchange)
Sent: Monday, March 07, 2005 11:16 AM
To: Durden, Robert R (Exchange)
Subject: FW: FW: BSABS 2005-HE3 **New Deal Announcement**

-----Original Message-----
From: Brian Rosenlund [mailto:brosenlund@mwamllc.com]
Sent: Monday, March 07, 2005 7:55 AM
To: McCubbin, Peter (Exchange)
Subject: Re: FW: BSABS 2005-HE3 **New Deal Announcement**

silent seconds % on total collateral and groups? thx.

>>> "McCubbin, Peter (Exchange)" <mccubbin@bear.com> 3/7/2005 6:49:53 AM >>>

-----Original Message-----
From: Fuller, Carol (Exchange)
Sent: Monday, March 07, 2005 6:23 AM
Subject: BSABS 2005-HE3 **New Deal Announcement**

May be fowarded to appropriate accounts

New Offering
661,710,000 of Subprime Loans
BSABS 2005-HE3
Serviced by EMC
3/31/05 SETTLE

TERM SHEET
<<BSABS 2005-HE3 Term Sheet - v1.pdf>>

Yield Tables
<<Call.pdf>> <<Maturity.pdf>>

CDI File

<<bs0305.cdi>>
Deal Name: bs0305
Password: YKBY

Metropolitan West Asset Management, LLC and West Gate Advisors, LLC
are registered investment advisors; any investment advice contained
within this communication is subject to change.
The Metropolitan West Mutual Funds and private commingled investment
funds are offered through MWAM Distributors, LLC (member NASD/SIPC),
a wholly owned subsidiary of MWAM. Current and more complete mutual
fund performance information can be obtained at
http://www.mwamllc.com/www/mfunds/.
Current and more complete private commingled investment fund performance
information can be obtained upon request by calling (310) 966-8900.
This communication is neither an offer to sell nor the solicitation
of an offer to buy a security, which can be made only by the appropriate
offering document, which can be obtained upon request. Past performance

is no guarantee of future results, and the principal value of an
investment
will fluctuate so that an investor's investment, when redeemed, may be
worth more or less than its original cost. Current performance may be
lower or higher than the performance information quoted.

--

<<<<<MWAMLLC>>>>>

**

Bear Stearns is not responsible for any recommendation, solicitation,
offer or agreement or any information about any transaction, customer
account or account activity contained in this communication.

**

Hernandez, Belinda

From: Durden, Robert R (Exchange) [rdurden@bear.com]
Sent: Monday, March 07, 2005 11:16 AM
To: Walmark, Michael (Exchange)
Cc: Levine, Shira P.
Subject: BSABS 2005-HE3 REQUEST
Attachments: BSABS_2005_HE3{INT_ONLY}.pdf; HE3{STATED_DOC}.pdf; HE3{INV_PROP}.pdf; Disclaimer.txt

Attached is a report on the Interest only loans, Stated doc loans and Investment properties.

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets.

Robert R. Durden
Fixed Income
Mortgage Finance
Bear, Stearns & Co. Inc.
383 Madison Avenue
New York, NY 10179
(212) 272-5714 Tel
(212) 272-5591 Fax

BSABS 2005-HE3 INTEREST ONLY COLLATERAL

Collateral Grouped by Product Type

PRODUCT	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Avg ORIGINAL BALANCE	Wtd Avg STATED ORIGINAL TERM	Wtd Avg STATED REM TERM	Wtd Avg AGE	Wtd Avg FICO SCORE	Wtd Avg BACK RATIO	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg MARGIN	Wtd Avg INIT RATE CAP	Wtd Avg PER RATE CAP	Wtd Avg GROSS LIFE CAP	Wtd Avg ROLL
6MLIBOR IO	4	1,194,000.00	0.50	6.90086	6.39536	298,500.00	360	357	3	676	33.05	78.08	78.08	2.92873	1.00000	1.00000	6.00000	3
FIXED IO	36	7,157,308.13	3.01	7.38569	6.88019	198,876.39	360	357	3	662	41.81	83.72	83.72	0.00000	0.00000	0.00000	0.00000	0
LIBOR 2/6 ARM IO	839	201,249,732.46	84.66	6.79505	6.28955	239,884.30	360	357	3	642	41.88	81.49	81.49	5.89586	2.46400	1.02273	6.57145	21
LIBOR 3/6 ARM IO	106	26,204,274.94	11.02	6.53987	6.03437	247,221.24	360	356	4	645	43.06	79.32	79.32	5.74006	2.98144	1.02036	6.27946	32
LIBOR 5/1 ARM IO	4	1,109,249.90	0.47	6.75981	6.25431	277,312.50	360	357	3	686	47.92	85.02	85.02	5.63577	2.00000	2.00000	6.00000	57
LIBOR 5/6 ARM IO	4	796,049.90	0.33	7.55060	7.04510	199,012.50	360	355	5	626	39.35	84.81	84.81	7.54225	4.66585	1.00000	5.16707	55
TOTAL	**993**	**237,710,615.33**	**100.00**	**6.78760**	**6.28210**	**239,403.05**	**360**	**357**	**3**	**644**	**41.98**	**81.33**	**81.33**	**5.86722**	**2.52060**	**1.02697**	**6.52770**	**23**

Collateral Grouped by Current Balance

CURRENT BALANCE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
0.00 - 49,999.99	3	138,220.00	0.06	8.2440	7.7385	358	2	46,073.33	81.66	81.66	603
50,000.00 - 99,999.99	75	5,934,870.06	2.50	7.5961	7.0906	357	3	79,131.60	82.67	82.67	642
100,000.00 - 149,999.99	186	22,936,165.58	9.65	7.2362	6.7307	357	3	123,312.72	82.88	82.88	637
150,000.00 - 199,999.99	155	26,700,769.20	11.23	6.9806	6.4751	357	3	172,263.03	80.75	80.75	640
200,000.00 - 249,999.99	160	35,677,767.33	15.01	6.8898	6.3843	357	3	222,986.05	82.12	82.12	641
250,000.00 - 299,999.99	135	36,711,930.81	15.44	6.6384	6.1329	357	3	271,940.23	80.51	80.51	646
300,000.00 - 349,999.99	111	35,910,739.07	15.11	6.6471	6.1416	356	3	323,520.17	81.00	81.00	651
350,000.00 - 399,999.99	68	25,372,603.07	10.67	6.5891	6.0836	357	3	373,126.52	81.69	81.69	628
400,000.00 - 449,999.99	48	20,349,009.76	8.56	6.4896	5.9841	357	3	423,937.70	82.03	82.03	655
450,000.00 - 499,999.99	20	9,483,686.99	3.99	6.5591	6.0536	357	3	474,184.35	80.41	80.41	651
500,000.00 - 549,999.99	14	7,301,464.17	3.07	6.4559	5.9504	357	3	521,533.16	80.09	80.09	652
550,000.00 - 599,999.99	6	3,441,750.00	1.45	6.6530	6.1475	357	3	573,625.00	79.82	79.82	662
600,000.00 - 649,999.99	6	3,746,645.82	1.58	7.2478	6.7423	357	3	624,440.97	80.06	80.06	632
650,000.00 - 699,999.99	6	4,004,993.47	1.68	7.0024	6.4969	357	3	667,498.91	78.82	78.82	645
TOTAL	**993**	**237,710,615.33**	**100.00**	**6.7876**	**6.2821**	**357**	**3**	**239,386.32**	**81.33**	**81.33**	**644**

Collateral Grouped by Current Gross Coupon

CURRENT GROSS COUPON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Min CURRENT GROSS COUPON	Max CURRENT GROSS COUPON	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
5.000 - 5.249	4	1,283,194	0.54	5.0517	4.5462	311	3	5.0000	5.1250	320,798	80.00	80.00	705
5.250 - 5.499	20	5,409,695	2.28	5.3690	4.8635	357	3	5.2500	5.4900	270,485	79.92	79.92	675
5.500 - 5.749	38	10,273,485	4.32	5.5740	5.0685	357	3	5.5000	5.7300	270,355	77.87	77.87	661
5.750 - 5.999	87	25,653,469	10.79	5.9111	5.4056	357	3	5.7500	5.9950	294,867	80.91	80.91	650
6.000 - 6.249	57	13,177,716	5.54	6.1127	5.6072	357	3	6.0000	6.2400	231,188	80.31	80.31	651
6.250 - 6.499	118	31,968,232	13.45	6.3458	5.8403	357	3	6.2500	6.4900	270,917	80.94	80.94	656
6.500 - 6.749	127	33,875,361	14.25	6.5743	6.0688	357	3	6.5000	6.7250	266,735	79.95	79.95	652
6.750 - 6.999	146	37,755,478	15.88	6.8755	6.3700	357	3	6.7500	6.9950	258,599	80.84	80.84	647
7.000 - 7.249	72	15,781,833	6.64	7.0915	6.5860	357	3	7.0000	7.2450	219,192	82.16	82.16	635
7.250 - 7.499	80	18,618,874	7.83	7.3435	6.8380	357	3	7.2500	7.4900	232,736	80.30	80.30	626
7.500 - 7.749	78	14,119,238	5.94	7.5852	7.0797	357	3	7.5000	7.7000	181,016	81.10	81.10	639

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates

BSABS 2005-HE3 INTEREST ONLY COLLATERAL

Collateral Grouped by Current Gross Coupon

CURRENT GROSS COUPON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Min CURRENT GROSS COUPON	Max CURRENT GROSS COUPON	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
7.750 - 7.999	58	11,564,997	4.87	7.8491	7.3436	357	3	7.7500	7.9900	199,396	83.15	83.15	608
8.000 - 8.249	23	4,000,646	1.68	8.0956	7.5901	357	3	8.0000	8.2400	173,941	89.52	89.52	616
8.250 - 8.499	24	4,597,753	1.93	8.3233	7.8178	357	3	8.2500	8.4900	191,573	85.91	85.91	620
8.500 - 8.749	21	3,719,371	1.56	8.6066	8.1011	357	3	8.5000	8.7400	177,113	91.22	91.22	608
8.750 - 8.999	17	2,652,957	1.12	8.8748	8.3693	357	3	8.7500	8.9900	156,056	87.47	87.47	599
9.000 - 9.249	7	1,181,995	0.50	9.1062	8.6007	357	3	9.0000	9.1500	168,856	93.09	93.09	572
9.250 - 9.499	6	960,874	0.40	9.4228	8.9173	358	2	9.3000	9.4500	160,146	92.28	92.28	637
9.500 - 9.749	5	569,525	0.24	9.5304	9.0249	358	2	9.5000	9.6000	113,905	84.80	84.80	605
9.750 - 9.999	5	545,922	0.23	9.8372	9.3317	357	3	9.7500	9.9500	109,184	83.71	83.71	595
TOTAL	993	237,710,615	100.00	6.7876	6.2821	357	3	5.0000	9.9500	239,386	81.33	81.33	644

Collateral Grouped by Original Loan-to-Value Ratio

LOAN TO VALUE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
0.01 - 50.00	4	1,007,999.08	0.42	7.04940	6.54390	356	4	251,999.77	47.62	47.62	629
50.01 - 55.00	4	842,500.00	0.35	6.73371	6.22821	357	3	210,625.00	52.18	52.18	557
55.01 - 60.00	8	1,673,921.19	0.70	6.92445	6.41895	357	3	209,240.15	57.36	57.36	599
60.01 - 65.00	12	3,126,500.00	1.32	6.39741	5.89191	357	3	260,541.67	63.84	63.84	607
65.01 - 70.00	25	6,692,140.28	2.82	7.03432	6.52882	357	3	267,685.61	68.94	68.94	624
70.01 - 75.00	21	5,303,363.10	2.23	6.87184	6.36634	357	3	252,541.10	73.93	73.93	600
75.01 - 80.00	654	156,252,581.40	65.73	6.62096	6.11546	357	3	238,918.32	79.88	79.88	653
80.01 - 85.00	90	25,184,509.86	10.59	6.91847	6.41297	357	3	279,827.89	84.33	84.33	629
85.01 - 90.00	94	21,875,429.52	9.20	6.96735	6.46185	357	3	232,717.34	89.65	89.65	628
90.01 - 95.00	45	9,772,570.59	4.11	7.81981	7.31431	357	3	217,168.24	94.96	94.96	629
95.01 - 100.00	36	5,979,100.31	2.52	8.02463	7.51913	357	3	166,086.12	99.98	99.98	634
TOTAL	993	237,710,615.33	100.00	6.78760	6.28210	357	3	239,386.32	81.33	81.33	644

Collateral Grouped by Original Combined Loan-to_Value Ratio

COMBO LTV	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
0.00 - 50.00	4	1,007,999.08	0.42	7.04940	6.54390	356	4	251,999.77	47.62	47.62	629
50.01 - 55.00	4	842,500.00	0.35	6.73371	6.22821	357	3	210,625.00	52.18	52.18	557
55.01 - 60.00	8	1,673,921.19	0.70	6.92445	6.41895	357	3	209,240.15	57.36	57.36	599
60.01 - 65.00	12	3,126,500.00	1.32	6.39741	5.89191	357	3	260,541.67	63.84	63.84	607
65.01 - 70.00	25	6,692,140.28	2.82	7.03432	6.52882	357	3	267,685.61	68.94	68.94	624
70.01 - 75.00	21	5,303,363.10	2.23	6.87184	6.36634	357	3	252,541.10	73.93	73.93	600
75.01 - 80.00	654	156,252,581.40	65.73	6.62096	6.11546	357	3	238,918.32	79.88	79.88	653
80.01 - 85.00	90	25,184,509.86	10.59	6.91847	6.41297	357	3	279,827.89	84.33	84.33	629
85.01 - 90.00	94	21,875,429.52	9.20	6.96735	6.46185	357	3	232,717.34	89.65	89.65	628
90.01 - 95.00	45	9,772,570.59	4.11	7.81981	7.31431	357	3	217,168.24	94.96	94.96	629
95.01 - 100.00	36	5,979,100.31	2.52	8.02463	7.51913	357	3	166,086.12	99.98	99.98	634

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Collateral Grouped by Original Combined Loan-to_Value Ratio

COMBO LTV	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
TOTAL	993	237,710,615.33	100.00	6.78760	6.28210	357	3	239,386.32	81.33	81.33	644

Collateral Grouped by Fico Score

FICO SCORE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
500 - 519	3	536,000.00	0.23	178,666.67	8.00935	63.89	63.89	511
520 - 539	21	4,077,943.42	1.72	194,187.78	7.88803	76.87	76.87	532
540 - 559	25	6,146,190.21	2.59	245,847.61	7.66714	74.98	74.98	549
560 - 579	35	8,564,884.72	3.60	244,710.99	7.41766	81.49	81.49	570
580 - 599	118	26,534,097.00	11.16	224,865.23	6.97300	83.45	83.45	590
600 - 619	117	26,450,029.28	11.13	226,068.63	6.84716	82.22	82.22	610
620 - 639	133	33,770,638.75	14.21	253,914.58	6.74161	81.98	81.98	630
640 - 659	202	49,004,486.39	20.62	242,596.47	6.73288	81.25	81.25	649
660 - 679	131	30,904,394.98	13.00	235,911.41	6.70041	80.86	80.86	668
680 - 699	100	24,597,512.86	10.35	245,975.13	6.44637	80.66	80.66	688
700 - 719	45	11,222,575.19	4.72	249,390.56	6.61961	82.12	82.12	709
720 - 739	23	6,299,391.49	2.65	273,886.59	6.28479	81.77	81.77	732
740 - 759	27	5,542,068.06	2.33	205,261.78	6.67935	79.62	79.62	746
760 - 779	9	3,091,700.00	1.30	343,522.22	6.41280	80.34	80.34	765
780 - 799	2	543,193.98	0.23	271,596.99	5.59647	80.00	80.00	790
800 - 819	2	425,509.00	0.18	212,754.50	7.58908	80.00	80.00	804
TOTAL	993	237,710,615.33	100.00	239,386.32	6.78760	81.33	81.33	644

Collateral Grouped by Property Type

PROPTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
2-4 Family	61	17,456,882.76	7.34
Condominium	83	18,314,288.49	7.70
PUD	180	42,078,899.84	17.70
Single Family	669	159,860,544.24	67.25
TOTAL	993	237,710,615.33	100.00

Collateral Grouped by Occupancy Type

OCCTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Investor	70	12,919,062.00	5.43
Owner Occupied	910	222,616,788.33	93.65
Second Home	13	2,174,765.00	0.91

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Collateral Grouped by Occupancy Type

OCCTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
TOTAL	993	237,710,615.33	100.00

Collateral Grouped by Documentation Type

DOCTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Full/Alternative	542	122,229,195.72	51.42
Limited	6	2,204,200.00	0.93
Stated Income	440	111,540,519.61	46.92
Stated/Stated	5	1,736,700.00	0.73
TOTAL	993	237,710,615.33	100.00

Collateral Grouped by Back Ratio (DTI)

BACK RATIO	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg BACK RATIO
5.01 - 10.00	2	262,400.00	0.11	131,200.00	7.85831	80.00	80.00	6.94
10.01 - 15.00	6	1,516,055.00	0.64	252,675.83	7.03504	81.74	81.74	12.73
15.01 - 20.00	6	1,049,879.72	0.44	174,979.95	6.91448	84.21	84.21	17.92
20.01 - 25.00	19	4,751,965.09	2.00	250,103.43	6.68995	80.12	80.12	23.10
25.01 - 30.00	51	9,395,180.75	3.95	184,219.23	7.13479	83.38	83.38	27.72
30.01 - 35.00	96	20,575,976.27	8.66	214,333.09	6.90393	81.06	81.06	32.93
35.01 - 40.00	198	49,974,263.08	21.02	252,395.27	6.77247	80.81	80.81	37.90
40.01 - 45.00	253	63,426,148.99	26.68	250,696.24	6.82901	81.24	81.24	42.58
45.01 - 50.00	234	55,709,414.41	23.44	238,074.42	6.79079	81.81	81.81	47.62
50.01 - 55.00	128	31,049,332.02	13.06	242,572.91	6.52900	81.09	81.09	52.96
TOTAL	993	237,710,615.33	100.00	239,386.32	6.78760	81.33	81.33	41.98

Collateral Grouped by Loan Purpose

LOAN PURP	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Cash Out Refinance	307	80,091,392.89	33.69
Purchase	634	147,363,904.51	61.99
Rate/Term Refinance	52	10,255,317.93	4.31
TOTAL	993	237,710,615.33	100.00

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates

Collateral Grouped by Lien

LIEN	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
First Lien	993	237,710,615.33	100.00	239,386.32	6.78760	81.33	644
TOTAL	**993**	**237,710,615.33**	**100.00**	**239,386.32**	**6.78760**	**81.33**	**644**

Collateral Grouped by Balloon Flag

BALLOON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
No	993	237,710,615.33	100.00
TOTAL	**993**	**237,710,615.33**	**100.00**

Collateral Grouped by Prepay Penalty

PREPAY PP DESC	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
No	**101**	**23,703,223.40**	**9.97**
No PP	101	23,703,223.40	9.97
Yes	**892**	**214,007,391.93**	**90.03**
1Y PP	37	11,003,552.84	4.63
2.5Y PP	12	3,028,245.44	1.27
2Y PP	705	167,891,000.87	70.63
3Y PP	129	30,937,102.78	13.01
6M PP	9	1,147,490.00	0.48
TOTAL	**993**	**237,710,615.33**	**100.00**

Collateral Grouped by Geographic Distribution

STATE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
AL	14	1,337,975.00	0.56
AZ	39	6,328,065.23	2.66
CA	440	137,870,837.59	58.00
CO	62	11,689,110.32	4.92
CT	1	204,000.00	0.09
DC	3	744,940.00	0.31
FL	87	15,829,997.34	6.66
GA	75	10,529,024.68	4.43
HI	1	431,200.00	0.18
ID	4	610,200.00	0.26
IL	19	4,253,260.42	1.79
IN	3	234,929.00	0.10
KS	8	859,490.00	0.36

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Collateral Grouped by Geographic Distribution

STATE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
KY	2	282,850.00	0.12
LA	2	544,000.00	0.23
MA	7	2,085,884.72	0.88
MD	24	6,123,484.01	2.58
MI	3	581,762.22	0.24
MN	29	5,482,975.59	2.31
MO	11	1,392,279.08	0.59
MS	1	180,000.00	0.08
MT	1	113,760.00	0.05
NC	6	883,431.00	0.37
NH	1	228,000.00	0.10
NJ	3	927,000.00	0.39
NM	3	345,033.90	0.15
NV	31	7,230,058.24	3.04
NY	2	691,750.00	0.29
OH	2	357,420.00	0.15
OR	4	577,560.00	0.24
PA	1	64,000.00	0.03
RI	1	250,582.96	0.11
SC	5	639,367.01	0.27
TN	3	351,949.71	0.15
TX	31	4,496,079.17	1.89
UT	16	2,091,868.41	0.88
VA	12	3,039,783.36	1.28
WA	34	7,427,506.37	3.12
WI	1	215,200.00	0.09
WY	1	184,000.00	0.08
TOTAL	**993**	**237,710,615.33**	**100.00**

Collateral Grouped by Margin

AM TYPE MARGIN	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
ARMS	**957**	**230,553,307.20**	**96.99**
2.000 - 2.499	1	271,853.35	0.11
2.500 - 2.999	4	1,172,500.00	0.49
3.000 - 3.499	1	132,000.00	0.06
3.500 - 3.999	2	491,200.00	0.21
4.000 - 4.499	18	4,162,304.97	1.75
4.500 - 4.999	53	14,979,534.85	6.30
5.000 - 5.499	164	45,218,103.30	19.02
5.500 - 5.999	152	42,323,010.72	17.80
6.000 - 6.499	405	93,905,167.43	39.50
6.500 - 6.999	71	15,105,753.29	6.35

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

BSABS 2005-HE3 INTEREST ONLY COLLATERAL

Collateral Grouped by Margin

AM TYPE MARGIN	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
7.000 - 7.499	26	3,856,166.15	1.62
7.500 - 7.999	20	2,862,420.46	1.20
8.000 - 8.499	18	2,712,541.02	1.14
8.500 - 8.999	13	1,551,126.66	0.65
9.000 - 9.499	8	1,663,225.00	0.70
10.500 - 10.999	1	146,400.00	0.06
FIXED	36	7,157,308.13	3.01
0.000 - 0.499	36	7,157,308.13	3.01
TOTAL	993	237,710,615.33	100.00

Collateral Grouped by Index

INDEX	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
FIXED	36	7,157,308.13	3.01
WSJ-1YRLIBOR	4	1,109,249.90	0.47
WSJ-6MLIBOR	953	229,444,057.30	96.52
TOTAL	993	237,710,615.33	100.00

Collateral Grouped by Product Type

PRODUCT	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Avg ORIGINAL BALANCE	Wtd Avg STATED ORIGINAL TERM	Wtd Avg STATED REM TERM	Wtd Avg AGE	Wtd Avg FICO SCORE	Wtd Avg BACK RATIO	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg MARGIN	Wtd Avg INIT RATE CAP	Wtd Avg PER RATE CAP	Wtd Avg GROSS LIFE CAP	Wtd Avg ROLL
6MLIBOR IO	4	1,194,000.00	0.50	6.90086	6.39536	298,500.00	360	357	3	676	33.05	78.08	78.08	2.92873	1.00000	1.00000	6.00000	3
FIXED IO	36	7,157,308.13	3.01	7.38569	6.88019	198,876.39	360	357	3	662	41.81	83.72	83.72	0.00000	0.00000	0.00000	0.00000	0
LIBOR 2/6 ARM IO	839	201,249,732.46	84.66	6.79505	6.28955	239,884.30	360	357	3	642	41.88	81.49	81.49	5.89586	2.46400	1.02273	6.57145	21
LIBOR 3/6 ARM IO	106	26,204,274.94	11.02	6.53987	6.03437	247,221.24	360	356	4	645	43.06	79.32	79.32	5.74006	2.98144	1.02036	6.27946	32
LIBOR 5/1 ARM IO	4	1,109,249.90	0.47	6.75981	6.25431	277,312.50	360	357	3	686	47.92	85.02	85.02	5.63577	2.00000	2.00000	6.00000	57
LIBOR 5/6 ARM IO	4	796,049.90	0.33	7.55060	7.04510	199,012.50	360	355	5	626	39.35	84.81	84.81	7.54225	4.66585	1.00000	5.16707	55
TOTAL	993	237,710,615.33	100.00	6.78760	6.28210	239,403.05	360	357	3	644	41.98	81.33	81.33	5.86722	2.52060	1.02697	6.52770	23

Collateral Grouped by IO Term

IO PERIOD	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
10 YEARS	140	25,371,918.45	10.67
2 YEARS	330	82,142,316.88	34.56
3 YEARS	36	6,112,240.30	2.57
5 YEARS	487	124,084,139.70	52.20
TOTAL	993	237,710,615.33	100.00

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

BSABS 2005-HE3 STATED DOC LOANS

Collateral Grouped by Product Type

PRODUCT	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Avg ORIGINAL BALANCE	Wtd Avg STATED ORIGINAL TERM	Wtd Avg STATED REM TERM	Wtd Avg AGE	Wtd Avg FICO SCORE	Wtd Avg BACK RATIO	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg MARGIN	Wtd Avg INIT RATE CAP	Wtd Avg PER RATE CAP	Wtd Avg GROSS LIFE CAP	Wtd Avg ROLL
6MLIBOR	11	3,233,301.46	1.02	7.72302	7.21752	294,707.27	360	355	5	647	36.97	82.48	82.48	7.03996	3.00000	1.00000	5.94530	1
6MLIBOR IO	1	650,000.00	0.21	6.87500	6.36950	650,000.00	360	357	3	675	40.10	76.47	76.47	2.85000	1.00000	1.00000	6.00000	3
BALLOON	133	7,461,969.40	2.36	10.27874	9.77324	56,137.42	180	177	3	653	41.31	20.00	99.89	0.00000	0.00000	0.00000	0.00000	0
FIXED	308	34,065,537.00	10.79	8.41340	7.90790	110,720.52	353	350	3	643	39.66	61.69	85.69	0.00000	0.00000	0.00000	0.00000	0
FIXED IO	16	3,742,542.82	1.19	7.49974	6.99424	234,042.50	360	357	3	670	42.57	82.73	82.73	0.00000	0.00000	0.00000	0.00000	0
LIBOR 2/6 ARM	657	138,730,245.06	43.95	7.44180	6.93630	211,330.61	360	357	3	623	39.71	80.45	80.45	5.96130	2.72821	1.03829	6.10524	21
LIBOR 2/6 ARM IO	391	100,705,446.58	31.91	6.91729	6.41179	257,570.33	360	357	3	655	40.37	80.67	80.67	5.97446	2.22919	1.00790	6.70553	21
LIBOR 3/6 ARM	93	17,791,957.95	5.64	7.48434	6.97884	191,629.99	360	357	3	623	42.85	81.42	81.42	6.63783	2.92888	1.09674	6.20633	33
LIBOR 3/6 ARM IO	36	8,046,230.21	2.55	6.91545	6.40995	223,527.67	360	356	4	650	39.52	78.74	78.74	6.36036	2.91574	1.03224	6.24677	32
LIBOR 5/1 ARM	1	239,633.62	0.08	7.37500	6.86950	240,000.00	360	357	3	657	42.00	80.00	80.00	6.25000	2.00000	2.00000	6.00000	57
LIBOR 5/6 ARM	2	828,775.00	0.26	6.74797	6.24247	414,387.50	360	359	1	636	30.43	77.58	77.58	6.15159	3.00000	1.00000	6.00000	59
LIBOR 5/6 ARM IO	1	133,000.00	0.04	6.95000	6.44450	133,000.00	360	356	4	666	28.40	70.00	70.00	6.90000	3.00000	1.00000	6.00000	56
TOTAL	1,650	315,628,639.10	100.00	7.43568	6.93018	191,411.65	355	352	3	638	40.10	77.11	81.58	6.02932	2.56053	1.03081	6.33707	22

Collateral Grouped by Current Balance

CURRENT BALANCE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
0.00 - 49,999.99	168	5,977,625.91	1.89	10.2322	9.7267	290	3	35,581.11	34.58	94.02	644
50,000.00 - 99,999.99	329	24,480,481.11	7.76	9.1192	8.6137	319	3	74,408.76	55.36	89.02	648
100,000.00 - 149,999.99	270	33,414,702.71	10.59	7.8860	7.3805	351	3	123,758.16	74.25	81.25	632
150,000.00 - 199,999.99	201	34,783,083.38	11.02	7.3830	6.8775	357	3	173,050.17	81.34	81.34	640
200,000.00 - 249,999.99	172	38,166,590.83	12.09	7.1791	6.6736	357	3	221,898.78	80.46	80.46	640
250,000.00 - 299,999.99	167	45,702,620.83	14.48	7.1452	6.6397	357	3	273,668.39	80.67	80.67	634
300,000.00 - 349,999.99	148	47,917,043.27	15.18	7.0102	6.5047	357	3	323,763.81	80.09	80.09	641
350,000.00 - 399,999.99	80	29,780,054.68	9.44	7.0503	6.5448	357	3	372,250.68	81.15	81.15	636
400,000.00 - 449,999.99	52	21,883,952.97	6.93	7.0209	6.5154	358	2	420,845.25	81.34	81.34	645
450,000.00 - 499,999.99	28	13,289,169.35	4.21	7.3132	6.8077	357	3	474,613.19	80.04	80.04	633
500,000.00 - 549,999.99	15	7,811,232.54	2.47	7.0080	6.5025	357	3	520,748.84	79.28	79.28	621
550,000.00 - 599,999.99	10	5,687,975.59	1.80	7.2454	6.7399	358	2	568,797.56	78.62	78.62	634
600,000.00 - 649,999.99	5	3,100,146.82	0.98	7.3725	6.8670	357	3	620,029.36	82.04	82.04	603
650,000.00 - 699,999.99	3	1,980,000.00	0.63	7.3439	6.8384	358	2	660,000.00	80.48	80.48	634
700,000.00 - 749,999.99	1	740,700.00	0.23	7.9500	7.4445	358	2	740,700.00	90.00	90.00	630
900,000.00 - 949,999.99	1	913,259.11	0.29	6.2500	5.7445	357	3	913,259.11	67.78	67.78	713
TOTAL	1,650	315,628,639.10	100.00	7.4357	6.9302	352	3	191,290.08	77.11	81.58	638

Collateral Grouped by Current Gross Coupon

CURRENT GROSS COUPON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Min CURRENT GROSS COUPON	Max CURRENT GROSS COUPON	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
5.250 - 5.499	7	1,897,627	0.60	5.4162	4.9107	358	2	5.3750	5.4900	271,090	77.14	77.14	669
5.500 - 5.749	8	2,071,239	0.66	5.6322	5.1267	356	4	5.5000	5.7400	258,905	80.11	80.11	647
5.750 - 5.999	45	14,052,936	4.45	5.9386	5.4331	357	3	5.7500	5.9900	312,287	78.36	78.36	651

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates

BSABS 2005-HE3 STATED DOC LOANS

Collateral Grouped by Current Gross Coupon

CURRENT GROSS COUPON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Min CURRENT GROSS COUPON	Max CURRENT GROSS COUPON	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
6.000 - 6.249	23	5,983,570	1.90	6.1225	5.6170	357	3	6.0000	6.2400	260,155	79.71	79.71	666
6.250 - 6.499	103	27,473,521	8.70	6.3444	5.8389	357	3	6.2500	6.4900	266,733	79.22	79.22	663
6.500 - 6.749	149	39,408,551	12.49	6.5882	6.0827	357	3	6.5000	6.7450	264,487	78.71	78.71	648
6.750 - 6.999	194	48,614,335	15.40	6.8784	6.3729	357	3	6.7500	6.9950	250,589	79.96	79.96	649
7.000 - 7.249	89	21,545,230	6.83	7.1026	6.5971	357	3	7.0000	7.2450	242,081	79.85	79.85	640
7.250 - 7.499	119	26,779,482	8.48	7.3430	6.8375	356	3	7.2500	7.4950	225,038	78.96	78.96	631
7.500 - 7.749	150	30,243,486	9.58	7.5852	7.0797	357	3	7.5000	7.7400	201,623	79.04	79.04	631
7.750 - 7.999	136	28,565,576	9.05	7.8731	7.3676	356	3	7.7500	7.9950	210,041	81.79	81.79	614
8.000 - 8.249	47	8,638,192	2.74	8.0984	7.5929	357	3	8.0000	8.2400	183,791	85.14	85.14	632
8.250 - 8.499	76	13,800,436	4.37	8.3637	7.8582	355	3	8.2500	8.4950	181,585	84.22	84.22	626
8.500 - 8.749	53	8,505,907	2.69	8.5738	8.0683	352	3	8.5000	8.7450	160,489	83.89	84.05	604
8.750 - 8.999	60	9,269,346	2.94	8.8638	8.3583	354	3	8.7500	8.9900	154,489	86.89	87.44	603
9.000 - 9.249	24	2,722,919	0.86	9.0743	8.5688	344	3	9.0000	9.2450	113,455	84.02	87.54	588
9.250 - 9.499	28	3,958,523	1.25	9.3713	8.8658	349	2	9.2500	9.4900	141,376	83.36	87.95	603
9.500 - 9.749	34	2,408,737	0.76	9.6010	9.0955	305	3	9.5000	9.7450	70,845	59.19	89.41	603
9.750 - 9.999	90	6,500,996	2.06	9.9346	9.4291	302	3	9.7500	9.9900	72,233	34.86	96.14	654
10.000 - 10.249	6	524,996	0.17	10.1047	9.5992	311	3	10.0000	10.1500	87,499	67.29	87.85	587
10.250 - 10.499	47	3,460,405	1.10	10.3608	9.8553	285	3	10.2500	10.4950	73,626	29.07	97.69	645
10.500 - 10.749	47	2,814,499	0.89	10.5417	10.0362	231	3	10.5000	10.7400	59,883	27.50	98.08	637
10.750 - 10.999	64	3,631,013	1.15	10.9512	10.4457	314	3	10.7500	10.9900	56,735	19.41	99.31	661
11.000 - 11.249	7	596,012	0.19	11.1661	10.6606	310	5	11.0000	11.2000	85,145	65.68	88.43	583
11.250 - 11.499	15	773,886	0.25	11.3003	10.7948	312	3	11.2500	11.4500	51,592	26.86	94.89	629
11.500 - 11.749	2	45,974	0.01	11.5000	10.9945	175	5	11.5000	11.5000	22,987	20.00	100.00	665
11.750 - 11.999	20	962,197	0.30	11.8256	11.3201	325	3	11.7500	11.9500	48,110	20.06	99.84	633
12.000 - 12.249	3	176,012	0.06	12.2000	11.6945	356	4	12.2000	12.2000	58,671	31.68	92.21	598
12.250 - 12.499	2	114,649	0.04	12.2824	11.7769	298	3	12.2500	12.3500	57,325	20.00	100.00	646
12.750 - 12.999	1	57,788	0.02	12.9500	12.4445	236	4	12.9500	12.9500	57,788	20.00	100.00	623
13.000 - 13.249	1	30,600	0.01	13.0000	12.4945	358	2	13.0000	13.0000	30,600	60.00	60.00	517
TOTAL	1,650	315,628,639	100.00	7.4357	6.9302	352	3	5.3750	13.0000	191,290	77.11	81.58	638

Collateral Grouped by Original Loan-to-Value Ratio

LOAN TO VALUE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
0.01 - 50.00	319	20,686,153.93	6.55	10.02426	9.51876	288	3	64,846.88	23.26	91.59	651
50.01 - 55.00	9	1,620,988.14	0.51	7.00525	6.49975	343	2	180,109.79	52.63	52.63	583
55.01 - 60.00	21	4,002,887.91	1.27	7.42963	6.92413	357	3	190,613.71	58.32	58.32	568
60.01 - 65.00	33	5,886,154.41	1.86	7.02988	6.52438	358	2	178,368.32	63.78	63.78	585
65.01 - 70.00	63	15,549,690.76	4.93	7.16105	6.65555	357	3	246,820.49	68.87	68.87	598
70.01 - 75.00	78	16,556,307.39	5.25	7.27858	6.77308	358	2	212,260.35	74.05	74.05	596
75.01 - 80.00	724	165,267,273.24	52.36	6.98864	6.48314	357	3	228,269.71	79.88	79.88	652
80.01 - 85.00	128	31,165,564.85	9.87	7.68711	7.18161	356	3	243,480.98	84.69	84.69	605
85.01 - 90.00	188	39,037,215.82	12.37	7.73885	7.23335	356	3	207,644.77	89.73	89.73	639
90.01 - 95.00	67	12,536,572.38	3.97	8.02611	7.52061	357	3	187,113.02	94.86	94.86	651

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Collateral Grouped by Original Loan-to-Value Ratio

LOAN TO VALUE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
95.01 - 100.00	20	3,319,830.27	1.05	8.41261	7.90711	356	4	165,991.51	100.00	100.00	683
TOTAL	1,650	315,628,639.10	100.00	7.43568	6.93018	352	3	191,290.08	77.11	81.58	638

Collateral Grouped by Original Combined Loan-to Value Ratio

COMBO LTV	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
0.00 - 50.00	19	2,981,152.73	0.94	7.32532	6.81982	357	3	156,902.78	44.07	44.07	604
50.01 - 55.00	9	1,620,988.14	0.51	7.00525	6.49975	343	2	180,109.79	52.63	52.63	583
55.01 - 60.00	21	4,002,887.91	1.27	7.42963	6.92413	357	3	190,613.71	58.32	58.32	568
60.01 - 65.00	33	5,886,154.41	1.86	7.02988	6.52438	358	2	178,368.32	63.78	63.78	585
65.01 - 70.00	63	15,549,690.76	4.93	7.16105	6.65555	357	3	246,820.49	68.87	68.87	598
70.01 - 75.00	78	16,556,307.39	5.25	7.27858	6.77308	358	2	212,260.35	74.05	74.05	596
75.01 - 80.00	724	165,267,273.24	52.36	6.98864	6.48314	357	3	228,269.71	79.88	79.88	652
80.01 - 85.00	128	31,165,564.85	9.87	7.68711	7.18161	356	3	243,480.98	84.69	84.69	605
85.01 - 90.00	191	39,174,682.29	12.41	7.74803	7.24253	356	3	205,103.05	89.46	89.74	639
90.01 - 95.00	88	13,568,487.42	4.30	8.20581	7.70031	355	3	154,187.36	88.86	94.86	652
95.01 - 100.00	296	19,855,449.96	6.29	10.13879	9.63329	286	3	67,079.22	33.42	99.97	662
TOTAL	1,650	315,628,639.10	100.00	7.43568	6.93018	352	3	191,290.08	77.11	81.58	638

Collateral Grouped by Fico Score

FICO SCORE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
500 - 519	21	3,290,124.57	1.04	156,672.60	8.26347	70.38	70.38	511
520 - 539	61	12,229,056.96	3.87	200,476.34	8.16191	75.52	75.52	530
540 - 559	68	16,675,284.54	5.28	245,224.77	7.79457	75.76	75.76	548
560 - 579	80	17,142,898.67	5.43	214,286.23	7.65101	77.93	77.93	570
580 - 599	92	20,924,144.41	6.63	227,436.35	7.36157	79.70	79.70	590
600 - 619	134	28,189,079.00	8.93	210,366.26	7.47494	80.75	80.75	610
620 - 639	301	50,607,201.99	16.03	168,130.24	7.59612	73.81	83.98	630
640 - 659	350	62,730,240.23	19.87	179,229.26	7.39185	77.10	82.85	649
660 - 679	212	41,204,130.92	13.05	194,359.11	7.22408	77.23	82.39	669
680 - 699	151	27,302,802.99	8.65	180,813.26	7.13510	77.58	82.84	688
700 - 719	78	15,820,613.44	5.01	202,828.38	7.21454	77.71	83.24	708
720 - 739	46	8,845,658.48	2.80	192,296.92	7.19833	77.55	85.18	729
740 - 759	32	5,364,782.19	1.70	167,649.44	7.07813	79.86	81.91	750
760 - 779	17	4,254,449.02	1.35	250,261.71	7.11575	81.88	84.48	768
780 - 799	6	938,662.69	0.30	156,443.78	6.95546	69.95	74.55	791
800 - 819	1	109,509.00	0.03	109,509.00	7.87500	80.00	80.00	800
TOTAL	1,650	315,628,639.10	100.00	191,290.08	7.43568	77.11	81.58	638

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates

BSABS 2005-HE3 STATED DOC LOANS

Collateral Grouped by Property Type

PROPTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
2-4 Family	128	31,241,665.64	9.90
Condominium	136	23,120,355.64	7.33
PUD	241	48,409,023.97	15.34
Single Family	1,144	212,731,593.85	67.40
Townhouse	1	126,000.00	0.04
TOTAL	**1,650**	**315,628,639.10**	**100.00**

Collateral Grouped by Occupancy Type

OCCTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Investor	167	28,373,115.61	8.99
Owner Occupied	1,463	283,588,103.20	89.85
Second Home	20	3,667,420.29	1.16
TOTAL	**1,650**	**315,628,639.10**	**100.00**

Collateral Grouped by Documentation Type

DOCTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Stated Income	1,526	289,124,609.10	91.60
Stated/Stated	124	26,504,030.00	8.40
TOTAL	**1,650**	**315,628,639.10**	**100.00**

Collateral Grouped by Back Ratio (DTI)

BACK RATIO	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg BACK RATIO
5.01 - 10.00	3	756,900.00	0.24	252,300.00	7.36388	77.19	77.19	6.67
10.01 - 15.00	11	1,352,156.34	0.43	122,923.30	8.02895	81.66	81.66	12.46
15.01 - 20.00	26	3,565,871.02	1.13	137,148.89	7.67209	81.30	82.84	18.12
20.01 - 25.00	70	9,522,485.79	3.02	136,035.51	7.63933	76.47	80.77	22.93
25.01 - 30.00	112	19,118,868.04	6.06	170,704.18	7.39804	77.85	81.23	27.93
30.01 - 35.00	166	27,705,199.80	8.78	166,898.79	7.57714	78.65	81.52	32.93
35.01 - 40.00	360	73,550,942.86	23.30	204,308.17	7.26029	76.75	80.47	37.73
40.01 - 45.00	463	91,841,437.76	29.10	198,361.64	7.41954	76.52	81.86	42.67
45.01 - 50.00	413	82,972,707.70	26.29	200,902.44	7.54103	77.12	82.49	47.50
50.01 - 55.00	26	5,242,069.79	1.66	201,618.07	7.22805	78.49	80.94	51.73
TOTAL	**1,650**	**315,628,639.10**	**100.00**	**191,290.08**	**7.43568**	**77.11**	**81.58**	**40.10**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates

BSABS 2005-HE3 STATED DOC LOANS

Collateral Grouped by Loan Purpose

LOAN PURP	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Cash Out Refinance	538	118,962,273.10	37.69
Purchase	1,026	180,252,831.91	57.11
Rate/Term Refinance	86	16,413,534.09	5.20
TOTAL	**1,650**	**315,628,639.10**	**100.00**

Collateral Grouped by Lien

LIEN	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
First Lien	1,350	297,923,637.90	94.39	220,684.18	7.25484	80.51	637
Second Lien	300	17,705,001.20	5.61	59,016.67	10.47870	99.59	658
TOTAL	**1,650**	**315,628,639.10**	**100.00**	**191,290.08**	**7.43568**	**81.58**	**638**

Collateral Grouped by Balloon Flag

BALLOON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
No	1,517	308,166,669.70	97.64
Yes	133	7,461,969.40	2.36
TOTAL	**1,650**	**315,628,639.10**	**100.00**

Collateral Grouped by Prepay Penalty

PREPAY PP DESC	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
No	**351**	**57,312,756.56**	**18.16**
No PP	351	57,312,756.56	18.16
Yes	**1,299**	**258,315,882.54**	**81.84**
1Y PP	73	19,255,068.38	6.10
2.5Y PP	2	744,000.00	0.24
2Y PP	999	198,636,275.99	62.93
3Y PP	217	38,483,703.87	12.19
6M PP	8	1,196,834.30	0.38
TOTAL	**1,650**	**315,628,639.10**	**100.00**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates

BSABS 2005-HE3 STATED DOC LOANS

Collateral Grouped by Geographic Distribution

STATE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
AK	1	89,817.19	0.03
AL	22	1,841,179.53	0.58
AR	1	83,418.25	0.03
AZ	42	7,115,550.48	2.25
CA	602	150,437,335.91	47.66
CO	44	6,487,925.91	2.06
CT	8	1,783,188.46	0.56
DC	6	1,367,005.11	0.43
DE	2	245,223.42	0.08
FL	178	29,628,212.88	9.39
GA	70	9,674,164.91	3.07
HI	16	4,021,013.17	1.27
IA	2	149,604.72	0.05
ID	11	1,207,903.50	0.38
IL	103	18,680,123.26	5.92
IN	8	761,263.27	0.24
KS	9	1,106,976.00	0.35
KY	2	104,898.60	0.03
LA	10	1,153,713.06	0.37
MA	21	5,931,511.47	1.88
MD	33	7,288,395.31	2.31
ME	1	126,000.00	0.04
MI	33	4,093,879.71	1.30
MN	34	5,030,890.66	1.59
MO	31	3,364,940.15	1.07
MS	4	623,140.80	0.20
MT	1	113,760.00	0.04
NC	7	870,505.25	0.28
NH	1	48,836.42	0.02
NJ	19	4,179,986.58	1.32
NM	3	145,990.06	0.05
NV	49	10,155,186.04	3.22
NY	17	5,475,849.75	1.73
OH	16	1,501,201.88	0.48
OK	6	593,729.38	0.19
OR	10	1,130,180.31	0.36
PA	24	2,233,698.62	0.71
RI	1	204,000.00	0.06
SC	8	816,182.15	0.26
TN	11	1,046,150.83	0.33
TX	102	11,491,698.95	3.64
UT	27	4,263,239.64	1.35
VA	15	2,537,596.54	0.80
VT	1	201,997.71	0.06
WA	31	5,308,922.58	1.68
WI	7	912,650.68	0.29

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates

BSABS 2005-HE3 STATED DOC LOANS

Collateral Grouped by Geographic Distribution

STATE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
TOTAL	1,650	315,628,639.10	100.00

Collateral Grouped by Margin

AM TYPE MARGIN	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
ARMS	1,193	270,358,589.88	85.66
2.000 - 2.499	3	487,737.26	0.15
2.500 - 2.999	1	650,000.00	0.21
3.500 - 3.999	7	1,481,452.00	0.47
4.000 - 4.499	1	180,000.00	0.06
4.500 - 4.999	18	5,131,539.29	1.63
5.000 - 5.499	257	65,246,079.73	20.67
5.500 - 5.999	157	35,501,909.98	11.25
6.000 - 6.499	457	101,691,119.98	32.22
6.500 - 6.999	145	34,776,031.97	11.02
7.000 - 7.499	55	11,008,431.54	3.49
7.500 - 7.999	45	6,548,518.91	2.07
8.000 - 8.499	22	3,789,807.57	1.20
8.500 - 8.999	13	1,781,501.11	0.56
9.000 - 9.499	9	1,750,323.69	0.55
9.500 - 9.999	1	136,736.85	0.04
10.000 - 10.499	1	51,000.00	0.02
10.500 - 10.999	1	146,400.00	0.05
FIXED	457	45,270,049.22	14.34
0.000 - 0.499	457	45,270,049.22	14.34
TOTAL	1,650	315,628,639.10	100.00

Collateral Grouped by Index

INDEX	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
FIXED	324	37,808,079.82	11.98
FIXED-BALLOON	133	7,461,969.40	2.36
WSJ-1YRLIBOR	1	239,633.62	0.08
WSJ-6MLIBOR	1,192	270,118,956.26	85.58
TOTAL	1,650	315,628,639.10	100.00

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates

BSABS 2005-HE3 STATED DOC LOANS

Collateral Grouped by Product Type

PRODUCT	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Avg ORIGINAL BALANCE	Wtd Avg STATED ORIGINAL TERM	Wtd Avg STATED REM TERM	Wtd Avg AGE	Wtd Avg FICO SCORE	Wtd Avg BACK RATIO	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg MARGIN	Wtd Avg INIT RATE CAP	Wtd Avg PER RATE CAP	Wtd Avg GROSS LIFE CAP	Wtd Avg ROLL
6MLIBOR	11	3,233,301.46	1.02	7.72302	7.21752	294,707.27	360	355	5	647	36.97	82.48	82.48	7.03996	3.00000	1.00000	5.94530	1
6MLIBOR IO	1	650,000.00	0.21	6.87500	6.36950	650,000.00	360	357	3	675	40.10	76.47	76.47	2.85000	1.00000	1.00000	6.00000	3
BALLOON	133	7,461,969.40	2.36	10.27874	9.77324	56,137.42	180	177	3	653	41.31	20.00	99.89	0.00000	0.00000	0.00000	0.00000	0
FIXED	308	34,065,537.00	10.79	8.41340	7.90790	110,720.52	353	350	3	643	39.66	61.69	85.69	0.00000	0.00000	0.00000	0.00000	0
FIXED IO	16	3,742,542.82	1.19	7.49974	6.99424	234,042.50	360	357	3	670	42.57	82.73	82.73	0.00000	0.00000	0.00000	0.00000	0
LIBOR 2/6 ARM	657	138,730,245.06	43.95	7.44180	6.93630	211,330.61	360	357	3	623	39.71	80.45	80.45	5.96130	2.72821	1.03829	6.10524	21
LIBOR 2/6 ARM IO	391	100,705,446.58	31.91	6.91729	6.41179	257,570.33	360	357	3	655	40.37	80.67	80.67	5.97446	2.22919	1.00790	6.70553	21
LIBOR 3/6 ARM	93	17,791,957.95	5.64	7.48434	6.97884	191,629.99	360	357	3	623	42.85	81.42	81.42	6.63783	2.92888	1.09674	6.20633	33
LIBOR 3/6 ARM IO	36	8,046,230.21	2.55	6.91545	6.40995	223,527.67	360	356	4	650	39.52	78.74	78.74	6.36036	2.91574	1.03224	6.24677	32
LIBOR 5/1 ARM	1	239,633.62	0.08	7.37500	6.86950	240,000.00	360	357	3	657	42.00	80.00	80.00	6.25000	2.00000	2.00000	6.00000	57
LIBOR 5/6 ARM	2	828,775.00	0.26	6.74797	6.24247	414,387.50	360	359	1	636	30.43	77.58	77.58	6.15159	3.00000	1.00000	6.00000	59
LIBOR 5/6 ARM IO	1	133,000.00	0.04	6.95000	6.44450	133,000.00	360	356	4	666	28.40	70.00	70.00	6.90000	3.00000	1.00000	6.00000	56
TOTAL	**1,650**	**315,628,639.10**	**100.00**	**7.43568**	**6.93018**	**191,411.65**	355	352	3	638	**40.10**	**77.11**	**81.58**	**6.02932**	**2.56053**	**1.03081**	**6.33707**	22

Collateral Grouped by IO Term

IO PERIOD	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
10 YEARS	63	11,989,140.60	3.80
2 YEARS	206	54,473,557.51	17.26
3 YEARS	21	3,879,171.61	1.23
5 YEARS	155	42,935,349.89	13.60
NON-IO	1,205	202,351,419.49	64.11
TOTAL	**1,650**	**315,628,639.10**	**100.00**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

BSABS 2005-HE3 INV PROPERTIES

Collateral Grouped by Product Type

PRODUCT	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Avg ORIGINAL BALANCE	Wtd Avg STATED ORIGINAL TERM	Wtd Avg STATED REM TERM	Wtd Avg AGE	Wtd Avg FICO SCORE	Wtd Avg BACK RATIO	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg MARGIN	Wtd Avg INIT RATE CAP	Wtd Avg PER RATE CAP	Wtd Avg GROSS LIFE CAP	Wtd Avg ROLL
6MLIBOR	8	2,029,942.37	3.10	8.02984	7.52434	254,445.25	360	355	5	663	33.85	83.87	83.87	7.32861	3.00000	1.00000	5.91288	1
6MLIBOR IO	3	544,000.00	0.83	6.93176	6.42626	181,333.33	360	357	3	678	24.63	80.00	80.00	3.02279	1.00000	1.00000	6.00000	3
BALLOON	1	24,966.47	0.04	9.99000	9.48450	25,000.00	180	176	4	731	35.20	21.74	90.00	0.00000	0.00000	0.00000	0.00000	0
FIXED	84	10,300,634.94	15.73	7.88068	7.37518	122,728.93	349	347	2	652	36.91	79.23	79.23	0.00000	0.00000	0.00000	0.00000	0
FIXED IO	11	1,645,530.00	2.51	7.71618	7.21068	149,593.64	360	357	3	686	41.70	80.34	80.34	0.00000	0.00000	0.00000	0.00000	0
LIBOR 2/6 ARM	282	37,233,330.44	56.87	7.92100	7.41550	132,105.36	360	358	2	645	35.98	83.47	83.47	6.03085	2.96332	1.00332	5.99672	22
LIBOR 2/6 ARM IO	51	9,240,332.00	14.11	7.46970	6.96420	181,195.92	360	357	3	695	39.84	82.24	82.24	6.59421	3.00313	1.00000	6.12909	21
LIBOR 3/6 ARM	23	2,555,893.27	3.90	7.68265	7.17715	111,334.13	360	356	4	653	42.85	87.17	87.17	6.50368	2.95329	1.16648	6.33296	32
LIBOR 3/6 ARM IO	4	1,285,200.00	1.96	7.13312	6.62762	321,300.00	360	357	3	679	41.34	74.81	74.81	6.09438	3.00000	1.00000	6.00000	33
LIBOR 5/1 ARM	1	239,633.62	0.37	7.37500	6.86950	240,000.00	360	357	3	657	42.00	80.00	80.00	6.25000	2.00000	2.00000	6.00000	57
LIBOR 5/1 ARM IO	1	204,000.00	0.31	6.99000	6.48450	204,000.00	360	357	3	665	34.90	85.00	85.00	5.40000	2.00000	2.00000	6.00000	57
LIBOR 5/6 ARM	3	169,690.00	0.26	8.02004	7.51454	56,563.33	360	358	2	656	35.71	92.24	92.24	5.25000	3.00000	1.00000	6.00000	58
TOTAL	472	65,473,153.11	100.00	7.81235	7.30685	138,800.00	358	356	2	656	37.04	82.50	82.53	6.16702	2.94415	1.01856	6.03261	22

Collateral Grouped by Current Balance

CURRENT BALANCE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
0.00 - 49,999.99	107	4,430,295.66	6.77	9.0140	8.5085	353	2	41,404.63	82.69	83.07	618
50,000.00 - 99,999.99	159	11,282,322.67	17.23	8.2942	7.7887	349	2	70,958.00	83.94	83.94	656
100,000.00 - 149,999.99	62	7,714,263.77	11.78	7.8707	7.3652	358	2	124,423.61	83.21	83.21	660
150,000.00 - 199,999.99	36	6,177,969.56	9.44	7.7061	7.2006	357	3	171,610.27	81.75	81.75	659
200,000.00 - 249,999.99	31	6,906,023.83	10.55	7.6032	7.0977	357	3	222,774.96	82.78	82.78	656
250,000.00 - 299,999.99	15	4,055,913.15	6.19	7.4389	6.9334	357	3	270,394.21	82.05	82.05	645
300,000.00 - 349,999.99	23	7,437,149.63	11.36	7.5236	7.0181	357	3	323,354.33	79.72	79.72	672
350,000.00 - 399,999.99	14	5,237,671.51	8.00	7.5562	7.0507	358	2	374,119.39	85.57	85.57	658
400,000.00 - 449,999.99	8	3,398,965.85	5.19	7.7960	7.2905	357	3	424,870.73	85.38	85.38	659
450,000.00 - 499,999.99	6	2,889,477.48	4.41	7.5446	7.0391	357	3	481,579.58	82.58	82.58	651
500,000.00 - 549,999.99	7	3,576,250.00	5.46	7.2208	6.7153	358	2	510,892.86	78.57	78.57	675
550,000.00 - 599,999.99	2	1,166,850.00	1.78	7.6630	7.1575	358	2	583,425.00	82.34	82.34	646
600,000.00 - 649,999.99	2	1,200,000.00	1.83	6.9900	6.4845	358	2	600,000.00	75.00	75.00	659
TOTAL	472	65,473,153.11	100.00	7.8123	7.3068	356	2	138,714.31	82.50	82.53	656

Collateral Grouped by Current Gross Coupon

CURRENT GROSS COUPON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Min CURRENT GROSS COUPON	Max CURRENT GROSS COUPON	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
5.750 - 5.999	1	250,302	0.38	5.9950	5.4895	359	1	5.9950	5.9950	250,302	71.51	71.51	590
6.000 - 6.249	4	777,200	1.19	6.0783	5.5728	358	2	6.0000	6.1500	194,300	88.02	88.02	724
6.250 - 6.499	13	2,626,739	4.01	6.3516	5.8461	358	2	6.2500	6.4900	202,057	77.40	77.40	670
6.500 - 6.749	17	4,001,295	6.11	6.6035	6.0980	358	2	6.5000	6.7450	235,370	79.73	79.73	668
6.750 - 6.999	32	7,794,261	11.90	6.9325	6.4270	357	3	6.7500	6.9950	243,571	81.16	81.16	672

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates

BSABS 2005-HE3 INV PROPERTIES

Collateral Grouped by Current Gross Coupon

CURRENT GROSS COUPON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Min CURRENT GROSS COUPON	Max CURRENT GROSS COUPON	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
7.000 - 7.249	15	2,653,737	4.05	7.1127	6.6072	358	2	7.0000	7.2400	176,916	76.98	76.98	658
7.250 - 7.499	37	7,635,080	11.66	7.3546	6.8491	357	2	7.2500	7.4900	206,354	78.99	78.99	666
7.500 - 7.749	53	8,318,179	12.70	7.5707	7.0652	354	3	7.5000	7.7400	156,947	81.25	81.25	671
7.750 - 7.999	54	7,942,092	12.13	7.8828	7.3773	355	3	7.7500	7.9950	147,076	83.31	83.31	640
8.000 - 8.249	26	2,902,471	4.43	8.0991	7.5936	352	2	8.0000	8.2000	111,634	87.03	87.03	679
8.250 - 8.499	51	6,167,923	9.42	8.3802	7.8747	355	3	8.2500	8.4950	120,940	86.47	86.47	664
8.500 - 8.749	38	3,310,901	5.06	8.5985	8.0930	357	3	8.5000	8.7450	87,129	83.09	83.09	648
8.750 - 8.999	42	5,085,582	7.77	8.8689	8.3634	358	2	8.7500	8.9950	121,085	85.84	85.84	622
9.000 - 9.249	9	761,177	1.16	9.0769	8.5714	341	3	9.0000	9.2400	84,575	89.30	89.30	629
9.250 - 9.499	18	1,760,834	2.69	9.3751	8.8696	354	2	9.2500	9.4900	97,824	87.28	87.28	638
9.500 - 9.749	14	906,556	1.38	9.6293	9.1238	358	2	9.5000	9.7450	64,754	85.97	85.97	634
9.750 - 9.999	20	1,142,157	1.74	9.8963	9.3908	354	2	9.7500	9.9950	57,108	84.87	86.36	610
10.000 - 10.249	4	231,750	0.35	10.1796	9.6741	359	1	10.1200	10.2450	57,938	85.77	85.77	582
10.250 - 10.499	11	646,752	0.99	10.3724	9.8669	346	2	10.2500	10.4950	58,796	88.03	88.03	606
10.500 - 10.749	4	171,300	0.26	10.6839	10.1784	359	1	10.6000	10.7400	42,825	87.47	87.47	599
10.750 - 10.999	2	91,000	0.14	10.8271	10.3216	359	1	10.7500	10.8700	45,500	81.07	81.07	574
11.000 - 11.249	3	122,644	0.19	11.1160	10.6105	358	2	11.0500	11.2000	40,881	83.24	83.24	561
11.250 - 11.499	1	62,280	0.10	11.4000	10.8945	356	4	11.4000	11.4000	62,280	71.61	71.61	507
11.500 - 11.749	1	37,500	0.06	11.5000	10.9945	358	2	11.5000	11.5000	37,500	75.00	75.00	535
12.000 - 12.249	1	42,840	0.07	12.2000	11.6945	358	2	12.2000	12.2000	42,840	68.00	68.00	526
13.000 - 13.249	1	30,600	0.05	13.0000	12.4945	358	2	13.0000	13.0000	30,600	60.00	60.00	517
TOTAL	472	65,473,153	100.00	7.8123	7.3068	356	2	5.9950	13.0000	138,714	82.50	82.53	656

Collateral Grouped by Original Loan-to-Value Ratio

LOAN TO VALUE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
0.01 - 50.00	9	1,013,700.07	1.55	7.69882	7.19332	354	2	112,633.34	43.75	45.44	598
50.01 - 55.00	3	201,500.00	0.31	7.92208	7.41658	295	2	67,166.67	54.17	54.17	624
55.01 - 60.00	8	711,839.56	1.09	8.05509	7.54959	358	2	88,979.95	58.87	58.87	597
60.01 - 65.00	8	410,384.03	0.63	8.60266	8.09716	357	3	51,298.00	64.46	64.46	582
65.01 - 70.00	30	4,939,993.59	7.55	7.47174	6.96624	358	2	164,666.45	68.73	68.73	635
70.01 - 75.00	36	5,868,365.93	8.96	7.49448	6.98898	358	2	163,010.16	74.55	74.55	623
75.01 - 80.00	98	17,361,191.06	26.52	7.47346	6.96796	354	3	177,155.01	79.82	79.82	675
80.01 - 85.00	71	10,020,500.01	15.30	7.85820	7.35270	355	2	141,133.80	84.67	84.67	635
85.01 - 90.00	171	21,048,315.42	32.15	8.06351	7.55801	357	2	123,089.56	89.88	89.88	669
90.01 - 95.00	29	2,914,863.63	4.45	8.53608	8.03058	357	3	100,512.54	94.98	94.98	669
95.01 - 100.00	9	982,499.81	1.50	9.00508	8.49958	358	2	109,166.65	100.00	100.00	689
TOTAL	472	65,473,153.11	100.00	7.81235	7.30685	356	2	138,714.31	82.50	82.53	656

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Collateral Grouped by Original Combined Loan-to_Value Ratio

COMBO LTV	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
0.00 - 50.00	8	988,733.60	1.51	7.64096	7.13546	358	2	123,591.70	44.31	44.31	595
50.01 - 55.00	3	201,500.00	0.31	7.92208	7.41658	295	2	67,166.67	54.17	54.17	624
55.01 - 60.00	8	711,839.56	1.09	8.05509	7.54959	358	2	88,979.95	58.87	58.87	597
60.01 - 65.00	8	410,384.03	0.63	8.60266	8.09716	357	3	51,298.00	64.46	64.46	582
65.01 - 70.00	30	4,939,993.59	7.55	7.47174	6.96624	358	2	164,666.45	68.73	68.73	635
70.01 - 75.00	36	5,868,365.93	8.96	7.49448	6.98898	358	2	163,010.16	74.55	74.55	623
75.01 - 80.00	98	17,361,191.06	26.52	7.47346	6.96796	354	3	177,155.01	79.82	79.82	675
80.01 - 85.00	71	10,020,500.01	15.30	7.85820	7.35270	355	2	141,133.80	84.67	84.67	635
85.01 - 90.00	172	21,073,281.89	32.19	8.06579	7.56029	357	2	122,519.08	89.80	89.88	669
90.01 - 95.00	29	2,914,863.63	4.45	8.53608	8.03058	357	3	100,512.54	94.98	94.98	669
95.01 - 100.00	9	982,499.81	1.50	9.00508	8.49958	358	2	109,166.65	100.00	100.00	689
TOTAL	472	65,473,153.11	100.00	7.81235	7.30685	356	2	138,714.31	82.50	82.53	656

Collateral Grouped by Fico Score

FICO SCORE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
500 - 519	11	1,051,254.97	1.61	95,568.63	8.88360	70.58	70.58	513
520 - 539	12	1,044,182.39	1.59	87,015.20	9.11866	68.57	68.57	533
540 - 559	18	1,385,229.22	2.12	76,957.18	8.58996	66.12	66.12	549
560 - 579	21	2,847,920.78	4.35	135,615.28	8.00631	80.58	80.58	568
580 - 599	38	4,960,876.25	7.58	130,549.38	7.85698	81.00	81.00	591
600 - 619	48	5,117,832.42	7.82	106,621.51	8.27222	81.89	81.89	611
620 - 639	53	6,653,640.56	10.16	125,540.39	8.10614	85.82	85.82	629
640 - 659	70	11,976,995.13	18.29	171,099.93	7.58691	83.33	83.33	652
660 - 679	65	9,734,002.92	14.87	149,753.89	7.65953	82.37	82.37	669
680 - 699	39	6,090,800.30	9.30	156,174.37	7.75917	85.52	85.52	689
700 - 719	34	5,554,825.92	8.48	163,377.23	7.53086	82.71	82.71	708
720 - 739	16	2,402,855.58	3.67	150,178.47	7.67471	83.91	84.62	728
740 - 759	29	3,506,741.06	5.36	120,922.11	7.46290	83.59	83.59	746
760 - 779	15	2,673,332.92	4.08	178,222.19	7.47834	86.37	86.37	771
780 - 799	2	156,662.69	0.24	78,331.35	7.66342	75.42	75.42	786
800 - 819	1	316,000.00	0.48	316,000.00	7.49000	80.00	80.00	806
TOTAL	472	65,473,153.11	100.00	138,714.31	7.81235	82.50	82.53	656

Collateral Grouped by Property Type

PROPTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
2-4 Family	126	25,590,334.37	39.09
Condominium	28	5,444,356.02	8.32
PUD	30	4,290,334.96	6.55

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates

BSABS 2005-HE3 INV PROPERTIES

Collateral Grouped by Property Type

PROPTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Single Family	288	30,148,127.76	46.05
TOTAL	472	65,473,153.11	100.00

Collateral Grouped by Occupancy Type

OCCTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Investor	472	65,473,153.11	100.00
TOTAL	472	65,473,153.11	100.00

Collateral Grouped by Documentation Type

DOCTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Full/Alternative	297	36,031,982.50	55.03
Limited	8	1,068,055.00	1.63
Stated Income	144	24,668,338.61	37.68
Stated/Stated	23	3,704,777.00	5.66
TOTAL	472	65,473,153.11	100.00

Collateral Grouped by Back Ratio (DTI)

BACK RATIO	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg BACK RATIO
0.01 - 5.00	1	135,328.98	0.21	135,328.98	6.80000	85.48	85.48	3.70
5.01 - 10.00	5	858,600.00	1.31	171,720.00	7.43864	78.71	78.71	6.95
10.01 - 15.00	18	2,480,677.45	3.79	137,815.41	7.97932	82.60	82.60	13.17
15.01 - 20.00	22	2,334,588.00	3.57	106,117.64	8.13370	78.06	78.06	18.10
20.01 - 25.00	23	3,520,653.40	5.38	153,071.89	7.63312	84.41	84.41	22.86
25.01 - 30.00	49	7,855,502.90	12.00	160,316.39	7.65903	83.09	83.09	28.23
30.01 - 35.00	65	8,851,076.53	13.52	136,170.41	7.98434	84.21	84.21	32.78
35.01 - 40.00	64	7,974,547.85	12.18	124,602.31	7.73039	83.01	83.23	37.79
40.01 - 45.00	89	13,513,367.00	20.64	151,835.58	7.84251	82.09	82.09	42.75
45.01 - 50.00	111	14,157,784.99	21.62	127,547.61	7.88496	83.00	83.00	47.28
50.01 - 55.00	25	3,791,026.01	5.79	151,641.04	7.50229	77.47	77.47	53.58
TOTAL	472	65,473,153.11	100.00	138,714.31	7.81235	82.50	82.53	37.04

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates

BSABS 2005-HE3 INV PROPERTIES

Collateral Grouped by Loan Purpose

LOAN PURP	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Cash Out Refinance	169	23,766,619.08	36.30
Purchase	270	36,635,206.98	55.95
Rate/Term Refinance	33	5,071,327.05	7.75
TOTAL	**472**	**65,473,153.11**	**100.00**

Collateral Grouped by Lien

LIEN	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
First Lien	471	65,448,186.64	99.96	138,955.81	7.81152	82.53	656
Second Lien	1	24,966.47	0.04	24,966.47	9.99000	90.00	731
TOTAL	**472**	**65,473,153.11**	**100.00**	**138,714.31**	**7.81235**	**82.53**	**656**

Collateral Grouped by Balloon Flag

BALLOON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
No	471	65,448,186.64	99.96
Yes	1	24,966.47	0.04
TOTAL	**472**	**65,473,153.11**	**100.00**

Collateral Grouped by Prepay Penalty

PREPAY PP DESC	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
No	**112**	**18,115,404.99**	**27.67**
No PP	112	18,115,404.99	27.67
Yes	**360**	**47,357,748.12**	**72.33**
1Y PP	22	5,022,096.21	7.67
2.5Y PP	2	412,000.00	0.63
2Y PP	251	32,558,853.59	49.73
3Y PP	81	9,027,860.40	13.79
6M PP	4	336,937.92	0.51
TOTAL	**472**	**65,473,153.11**	**100.00**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates

Collateral Grouped by Geographic Distribution

STATE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
AL	13	843,135.53	1.29
AR	2	64,750.00	0.10
AZ	8	1,215,493.05	1.86
CA	57	18,635,473.52	28.46
CO	10	1,637,129.78	2.50
CT	4	995,199.73	1.52
DC	8	1,553,240.00	2.37
FL	27	2,981,327.47	4.55
GA	49	5,320,766.04	8.13
HI	5	697,450.00	1.07
IA	1	76,947.27	0.12
IL	32	6,041,862.07	9.23
IN	20	919,523.20	1.40
KS	4	209,497.93	0.32
LA	2	211,197.20	0.32
MA	7	2,845,107.26	4.35
MD	5	863,854.51	1.32
MI	27	1,583,793.44	2.42
MN	10	1,682,320.36	2.57
MO	24	1,485,349.10	2.27
MS	8	485,000.00	0.74
MT	1	140,000.00	0.21
NC	7	662,750.00	1.01
NH	1	247,592.25	0.38
NJ	8	1,677,880.52	2.56
NM	1	32,000.00	0.05
NV	3	823,295.00	1.26
NY	4	1,522,713.93	2.33
OH	32	2,184,990.39	3.34
OK	3	141,636.03	0.22
OR	4	439,294.90	0.67
PA	29	1,857,778.01	2.84
RI	1	190,441.73	0.29
TN	14	768,646.61	1.17
TX	21	2,082,585.43	3.18
UT	3	432,340.00	0.66
VA	4	277,177.19	0.42
VT	1	201,997.71	0.31
WA	9	1,149,015.95	1.75
WI	3	292,600.00	0.45
TOTAL	**472**	**65,473,153.11**	**100.00**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates

BSABS 2005-HE3 INV PROPERTIES

Collateral Grouped by Margin			
AM TYPE MARGIN	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
ARMS	**376**	**53,502,021.70**	**81.72**
2.000 - 2.499	1	101,119.64	0.15
2.500 - 2.999	2	412,000.00	0.63
3.000 - 3.499	1	132,000.00	0.20
3.500 - 3.999	5	909,502.00	1.39
4.500 - 4.999	1	130,050.00	0.20
5.000 - 5.499	111	13,076,096.67	19.97
5.500 - 5.999	31	5,245,919.68	8.01
6.000 - 6.499	75	12,700,011.97	19.40
6.500 - 6.999	73	11,252,754.71	17.19
7.000 - 7.499	34	4,894,480.86	7.48
7.500 - 7.999	10	1,651,811.76	2.52
8.000 - 8.499	14	1,274,942.63	1.95
8.500 - 8.999	10	919,894.35	1.40
9.000 - 9.499	7	655,037.43	1.00
10.500 - 10.999	1	146,400.00	0.22
FIXED	**96**	**11,971,131.41**	**18.28**
0.000 - 0.499	96	11,971,131.41	18.28
TOTAL	**472**	**65,473,153.11**	**100.00**

Collateral Grouped by Index			
INDEX	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
FIXED	95	11,946,164.94	18.25
FIXED-BALLOON	1	24,966.47	0.04
WSJ-1YRLIBOR	2	443,633.62	0.68
WSJ-6MLIBOR	374	53,058,388.08	81.04
TOTAL	**472**	**65,473,153.11**	**100.00**

Collateral Grouped by Product Type																		
PRODUCT	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Avg ORIGINAL BALANCE	Wtd Avg STATED ORIGINAL TERM	Wtd Avg STATED REM TERM	Wtd Avg AGE	Wtd Avg FICO SCORE	Wtd Avg BACK RATIO	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg MARGIN	Wtd Avg INIT RATE CAP	Wtd Avg PER RATE CAP	Wtd Avg GROSS LIFE CAP	Wtd Avg ROLL
6MLIBOR	8	2,029,942.37	3.10	8.02984	7.52434	254,445.25	360	355	5	663	33.85	83.87	83.87	7.32861	3.00000	1.00000	5.91288	1
6MLIBOR IO	3	544,000.00	0.83	6.93176	6.42626	181,333.33	360	357	3	678	24.63	80.00	80.00	3.02279	1.00000	1.00000	6.00000	3
BALLOON	1	24,966.47	0.04	9.99000	9.48450	25,000.00	180	176	4	731	35.20	21.74	90.00	0.00000	0.00000	0.00000	0.00000	0
FIXED	84	10,300,634.94	15.73	7.88068	7.37518	122,728.93	349	347	2	652	36.91	79.23	79.23	0.00000	0.00000	0.00000	0.00000	0
FIXED IO	11	1,645,530.00	2.51	7.71618	7.21068	149,593.64	360	357	3	686	41.70	80.34	80.34	0.00000	0.00000	0.00000	0.00000	0
LIBOR 2/6 ARM	282	37,233,330.44	56.87	7.92100	7.41550	132,105.36	360	358	2	645	35.98	83.47	83.47	6.03085	2.96332	1.00332	5.99672	22
LIBOR 2/6 ARM IO	51	9,240,332.00	14.11	7.46970	6.96420	181,195.92	360	357	3	695	39.84	82.24	82.24	6.59421	3.00313	1.00000	6.12909	21
LIBOR 3/6 ARM	23	2,555,893.27	3.90	7.68265	7.17715	111,334.13	360	356	4	653	42.85	87.17	87.17	6.50368	2.95329	1.16648	6.33296	32

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

BSABS 2005-HE3 INV PROPERTIES

Collateral Grouped by Product Type

PRODUCT	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Avg ORIGINAL BALANCE	Wtd Avg STATED ORIGINAL TERM	Wtd Avg STATED REM TERM	Wtd Avg AGE	Wtd Avg FICO SCORE	Wtd Avg BACK RATIO	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg MARGIN	Wtd Avg INIT RATE CAP	Wtd Avg PER RATE CAP	Wtd Avg GROSS LIFE CAP	Wtd Avg ROLL
LIBOR 3/6 ARM IO	4	1,285,200.00	1.96	7.13312	6.62762	321,300.00	360	357	3	679	41.34	74.81	74.81	6.09438	3.00000	1.00000	6.00000	33
LIBOR 5/1 ARM	1	239,633.62	0.37	7.37500	6.86950	240,000.00	360	357	3	657	42.00	80.00	80.00	6.25000	2.00000	2.00000	6.00000	57
LIBOR 5/1 ARM IO	1	204,000.00	0.31	6.99000	6.48450	204,000.00	360	357	3	665	34.90	85.00	85.00	5.40000	2.00000	2.00000	6.00000	57
LIBOR 5/6 ARM	3	169,690.00	0.26	8.02004	7.51454	56,563.33	360	358	2	656	35.71	92.24	92.24	5.25000	3.00000	1.00000	6.00000	58
TOTAL	472	65,473,153.11	100.00	7.81235	7.30685	138,800.00	358	356	2	656	37.04	82.50	82.53	6.16702	2.94415	1.01856	6.03261	22

Collateral Grouped by IO Term

IO PERIOD	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
10 YEARS	21	2,149,475.00	3.28
5 YEARS	49	10,769,587.00	16.45
NON-IO	402	52,554,091.11	80.27
TOTAL	472	65,473,153.11	100.00

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Hernandez, Belinda

From: Durden, Robert R (Exchange) [rdurden@bear.com]
Sent: Monday, March 07, 2005 11:15 AM
To: Davis, Bruce (Exchange)
Cc: Levine, Shira P.
Subject: RE: BSABS 2005-he3
Attachments: HE3{STATED_DOC}.pdf; HE3{INV_PROP}.pdf; Disclaimer.txt

Attached are the requested reports

<<HE3{STATED_DOC}.pdf>> <<HE3{INV_PROP}.pdf>>

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets.

Robert R. Durden

Fixed Income

Mortgage Finance

Bear, Stearns & Co. Inc.

383 Madison Avenue

New York, NY 10179

(212) 272-5714 Tel

(212) 272-5591 Fax

-----Original Message-----
From: Davis, Bruce (Exchange)
Sent: Monday, March 07, 2005 10:51 AM
To: Durden, Robert R (Exchange)
Subject: BSABS 2005-he3

Robert...Please send me strats on the investor and stated income loans...Thanks

Bruce Davis

Associate Director

Bear Stearns

383 Madison Ave.

New York, N.Y. 10179

(p) 212 272-6947

(f) 917 849-1084

bdavis@bear.com

BSABS 2005-HE3 STATED DOC LOANS

Collateral Grouped by Product Type

PRODUCT	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Avg ORIGINAL BALANCE	Wtd Avg STATED ORIGINAL TERM	Wtd Avg STATED REM TERM	Wtd Avg AGE	Wtd Avg FICO SCORE	Wtd Avg BACK RATIO	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg MARGIN	Wtd Avg INIT RATE CAP	Wtd Avg PER RATE CAP	Wtd Avg GROSS LIFE CAP	Wtd Avg ROLL
6MLIBOR	11	3,233,301.46	1.02	7.72302	7.21752	294,707.27	360	355	5	647	36.97	82.48	82.48	7.03996	3.00000	1.00000	5.94530	1
6MLIBOR IO	1	650,000.00	0.21	6.87500	6.36950	650,000.00	360	357	3	675	40.10	76.47	76.47	2.85000	1.00000	1.00000	6.00000	3
BALLOON	133	7,461,969.40	2.36	10.27874	9.77324	56,137.42	180	177	3	653	41.31	20.00	99.89	0.00000	0.00000	0.00000	0.00000	0
FIXED	308	34,065,537.00	10.79	8.41340	7.90790	110,720.52	353	350	3	643	39.66	61.69	85.69	0.00000	0.00000	0.00000	0.00000	0
FIXED IO	16	3,742,542.82	1.19	7.49974	6.99424	234,042.50	360	357	3	670	42.57	82.73	82.73	0.00000	0.00000	0.00000	0.00000	0
LIBOR 2/6 ARM	657	138,730,245.06	43.95	7.44180	6.93630	211,330.61	360	357	3	623	39.71	80.45	80.45	5.96130	2.72821	1.03829	6.10524	21
LIBOR 2/6 ARM IO	391	100,705,446.58	31.91	6.91729	6.41179	257,570.33	360	357	3	655	40.37	80.67	80.67	5.97446	2.22919	1.00790	6.70553	21
LIBOR 3/6 ARM	93	17,791,957.95	5.64	7.48434	6.97884	191,629.99	360	357	3	623	42.85	81.42	81.42	6.63783	2.92888	1.09674	6.20633	33
LIBOR 3/6 ARM IO	36	8,046,230.21	2.55	6.91545	6.40995	223,527.67	360	356	4	650	39.52	78.74	78.74	6.36036	2.91574	1.03224	6.24677	32
LIBOR 5/1 ARM	1	239,633.62	0.08	7.37500	6.86950	240,000.00	360	357	3	657	42.00	80.00	80.00	6.25000	2.00000	2.00000	6.00000	57
LIBOR 5/6 ARM	2	828,775.00	0.26	6.74797	6.24247	414,387.50	360	359	1	636	30.43	77.58	77.58	6.15159	3.00000	1.00000	6.00000	59
LIBOR 5/6 ARM IO	1	133,000.00	0.04	6.95000	6.44450	133,000.00	360	356	4	666	28.40	70.00	70.00	6.90000	3.00000	1.00000	6.00000	56
TOTAL	**1,650**	**315,628,639.10**	**100.00**	**7.43568**	**6.93018**	**191,411.65**	**355**	**352**	**3**	**638**	**40.10**	**77.11**	**81.58**	**6.02932**	**2.56053**	**1.03081**	**6.33707**	**22**

Collateral Grouped by Current Balance

CURRENT BALANCE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
0.00 - 49,999.99	168	5,977,625.91	1.89	10.2322	9.7267	290	3	35,581.11	34.58	94.02	644
50,000.00 - 99,999.99	329	24,480,481.11	7.76	9.1192	8.6137	319	3	74,408.76	55.36	89.02	648
100,000.00 - 149,999.99	270	33,414,702.71	10.59	7.8860	7.3805	351	3	123,758.16	74.25	81.25	632
150,000.00 - 199,999.99	201	34,783,083.38	11.02	7.3830	6.8775	357	3	173,050.17	81.34	81.34	640
200,000.00 - 249,999.99	172	38,166,590.83	12.09	7.1791	6.6736	357	3	221,898.78	80.46	80.46	640
250,000.00 - 299,999.99	167	45,702,620.83	14.48	7.1452	6.6397	357	3	273,668.39	80.67	80.67	634
300,000.00 - 349,999.99	148	47,917,043.27	15.18	7.0102	6.5047	357	3	323,763.81	80.09	80.09	641
350,000.00 - 399,999.99	80	29,780,054.68	9.44	7.0503	6.5448	357	3	372,250.68	81.15	81.15	636
400,000.00 - 449,999.99	52	21,883,952.97	6.93	7.0209	6.5154	358	2	420,845.25	81.34	81.34	645
450,000.00 - 499,999.99	28	13,289,169.35	4.21	7.3132	6.8077	357	3	474,613.19	80.04	80.04	633
500,000.00 - 549,999.99	15	7,811,232.54	2.47	7.0080	6.5025	357	3	520,748.84	79.28	79.28	621
550,000.00 - 599,999.99	10	5,687,975.59	1.80	7.2454	6.7399	358	2	568,797.56	78.62	78.62	634
600,000.00 - 649,999.99	5	3,100,146.82	0.98	7.3725	6.8670	357	3	620,029.36	82.04	82.04	603
650,000.00 - 699,999.99	3	1,980,000.00	0.63	7.3439	6.8384	358	2	660,000.00	80.48	80.48	634
700,000.00 - 749,999.99	1	740,700.00	0.23	7.9500	7.4445	358	2	740,700.00	90.00	90.00	630
900,000.00 - 949,999.99	1	913,259.11	0.29	6.2500	5.7445	357	3	913,259.11	67.78	67.78	713
TOTAL	**1,650**	**315,628,639.10**	**100.00**	**7.4357**	**6.9302**	**352**	**3**	**191,290.08**	**77.11**	**81.58**	**638**

Collateral Grouped by Current Gross Coupon

CURRENT GROSS COUPON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Min CURRENT GROSS COUPON	Max CURRENT GROSS COUPON	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
5.250 - 5.499	7	1,897,627	0.60	5.4162	4.9107	358	2	5.3750	5.4900	271,090	77.14	77.14	669
5.500 - 5.749	8	2,071,239	0.66	5.6322	5.1267	356	4	5.5000	5.7400	258,905	80.11	80.11	647
5.750 - 5.999	45	14,052,936	4.45	5.9386	5.4331	357	3	5.7500	5.9900	312,287	78.36	78.36	651

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

BSABS 2005-HE3 STATED DOC LOANS

Collateral Grouped by Current Gross Coupon

CURRENT GROSS COUPON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Min CURRENT GROSS COUPON	Max CURRENT GROSS COUPON	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
6.000 - 6.249	23	5,983,570	1.90	6.1225	5.6170	357	3	6.0000	6.2400	260,155	79.71	79.71	666
6.250 - 6.499	103	27,473,521	8.70	6.3444	5.8389	357	3	6.2500	6.4900	266,733	79.22	79.22	663
6.500 - 6.749	149	39,408,551	12.49	6.5882	6.0827	357	3	6.5000	6.7450	264,487	78.71	78.71	648
6.750 - 6.999	194	48,614,335	15.40	6.8784	6.3729	357	3	6.7500	6.9950	250,589	79.96	79.96	649
7.000 - 7.249	89	21,545,230	6.83	7.1026	6.5971	357	3	7.0000	7.2450	242,081	79.85	79.85	640
7.250 - 7.499	119	26,779,482	8.48	7.3430	6.8375	356	3	7.2500	7.4950	225,038	78.96	78.96	631
7.500 - 7.749	150	30,243,486	9.58	7.5852	7.0797	357	3	7.5000	7.7400	201,623	79.04	79.04	631
7.750 - 7.999	136	28,565,576	9.05	7.8731	7.3676	356	3	7.7500	7.9950	210,041	81.79	81.79	614
8.000 - 8.249	47	8,638,192	2.74	8.0984	7.5929	357	3	8.0000	8.2400	183,791	85.14	85.14	632
8.250 - 8.499	76	13,800,436	4.37	8.3637	7.8582	355	3	8.2500	8.4950	181,585	84.22	84.22	626
8.500 - 8.749	53	8,505,907	2.69	8.5738	8.0683	352	3	8.5000	8.7450	160,489	83.89	84.05	604
8.750 - 8.999	60	9,269,346	2.94	8.8638	8.3583	354	3	8.7500	8.9900	154,489	86.89	87.44	603
9.000 - 9.249	24	2,722,919	0.86	9.0743	8.5688	344	3	9.0000	9.2450	113,455	84.02	87.54	588
9.250 - 9.499	28	3,958,523	1.25	9.3713	8.8658	349	2	9.2500	9.4900	141,376	83.36	87.95	603
9.500 - 9.749	34	2,408,737	0.76	9.6010	9.0955	305	3	9.5000	9.7450	70,845	59.19	89.41	603
9.750 - 9.999	90	6,500,996	2.06	9.9346	9.4291	302	3	9.7500	9.9900	72,233	34.86	96.14	654
10.000 - 10.249	6	524,996	0.17	10.1047	9.5992	311	3	10.0000	10.1500	87,499	67.29	87.85	587
10.250 - 10.499	47	3,460,405	1.10	10.3608	9.8553	285	3	10.2500	10.4950	73,626	29.07	97.69	645
10.500 - 10.749	47	2,814,499	0.89	10.5417	10.0362	231	3	10.5000	10.7400	59,883	27.50	98.08	637
10.750 - 10.999	64	3,631,013	1.15	10.9512	10.4457	314	3	10.7500	10.9900	56,735	19.41	99.31	661
11.000 - 11.249	7	596,012	0.19	11.1661	10.6606	310	5	11.0000	11.2000	85,145	65.68	88.43	583
11.250 - 11.499	15	773,886	0.25	11.3003	10.7948	312	3	11.2500	11.4500	51,592	26.86	94.89	629
11.500 - 11.749	2	45,974	0.01	11.5000	10.9945	175	5	11.5000	11.5000	22,987	20.00	100.00	665
11.750 - 11.999	20	962,197	0.30	11.8256	11.3201	325	3	11.7500	11.9500	48,110	20.06	99.84	633
12.000 - 12.249	3	176,012	0.06	12.2000	11.6945	356	4	12.2000	12.2000	58,671	31.68	92.21	598
12.250 - 12.499	2	114,649	0.04	12.2824	11.7769	298	3	12.2500	12.3500	57,325	20.00	100.00	646
12.750 - 12.999	1	57,788	0.02	12.9500	12.4445	236	4	12.9500	12.9500	57,788	20.00	100.00	623
13.000 - 13.249	1	30,600	0.01	13.0000	12.4945	358	2	13.0000	13.0000	30,600	60.00	60.00	517
TOTAL	1,650	315,628,639	100.00	7.4357	6.9302	352	3	5.3750	13.0000	191,290	77.11	81.58	638

Collateral Grouped by Original Loan-to-Value Ratio

LOAN TO VALUE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
0.01 - 50.00	319	20,686,153.93	6.55	10.02426	9.51876	288	3	64,846.88	23.26	91.59	651
50.01 - 55.00	9	1,620,988.14	0.51	7.00525	6.49975	343	2	180,109.79	52.63	52.63	583
55.01 - 60.00	21	4,002,887.91	1.27	7.42963	6.92413	357	3	190,613.71	58.32	58.32	568
60.01 - 65.00	33	5,886,154.41	1.86	7.02988	6.52438	358	2	178,368.32	63.78	63.78	585
65.01 - 70.00	63	15,549,690.76	4.93	7.16105	6.65555	357	3	246,820.49	68.87	68.87	598
70.01 - 75.00	78	16,556,307.39	5.25	7.27858	6.77308	358	2	212,260.35	74.05	74.05	596
75.01 - 80.00	724	165,267,273.24	52.36	6.98864	6.48314	357	3	228,269.71	79.88	79.88	652
80.01 - 85.00	128	31,165,564.85	9.87	7.68711	7.18161	356	3	243,480.98	84.69	84.69	605
85.01 - 90.00	188	39,037,215.82	12.37	7.73885	7.23335	356	3	207,644.77	89.73	89.73	639
90.01 - 95.00	67	12,536,572.38	3.97	8.02611	7.52061	357	3	187,113.02	94.86	94.86	651

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

BEST AVAILABLE COPY

BSABS 2005-HE3 STATED DOC LOANS

Collateral Grouped by Original Loan-to-Value Ratio											
LOAN TO VALUE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
95.01 - 100.00	20	3,319,830.27	1.05	8.41261	7.90711	356	4	165,991.51	100.00	100.00	683
TOTAL	1,650	315,628,639.10	100.00	7.43568	6.93018	352	3	191,290.08	77.11	81.58	638

Collateral Grouped by Original Combined Loan-to-Value Ratio											
COMBO LTV	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
0.00 - 50.00	19	2,981,152.73	0.94	7.32532	6.81982	357	3	156,902.78	44.07	44.07	604
50.01 - 55.00	9	1,620,988.14	0.51	7.00525	6.49975	343	2	180,109.79	52.63	52.63	583
55.01 - 60.00	21	4,002,887.91	1.27	7.42963	6.92413	357	3	190,613.71	58.32	58.32	568
60.01 - 65.00	33	5,886,154.41	1.86	7.02988	6.52438	358	2	178,368.32	63.78	63.78	585
65.01 - 70.00	63	15,549,690.76	4.93	7.16105	6.65555	357	3	246,820.49	68.87	68.87	598
70.01 - 75.00	78	16,556,307.39	5.25	7.27858	6.77308	358	2	212,260.35	74.05	74.05	596
75.01 - 80.00	724	165,267,273.24	52.36	6.98864	6.48314	357	3	228,269.71	79.88	79.88	652
80.01 - 85.00	128	31,165,564.85	9.87	7.68711	7.18161	356	3	243,480.98	84.69	84.69	605
85.01 - 90.00	191	39,174,682.29	12.41	7.74803	7.24253	356	3	205,103.05	89.46	89.74	639
90.01 - 95.00	88	13,568,487.42	4.30	8.20581	7.70031	355	3	154,187.36	88.86	94.86	652
95.01 - 100.00	296	19,855,449.96	6.29	10.13879	9.63329	286	3	67,079.22	33.42	99.97	662
TOTAL	1,650	315,628,639.10	100.00	7.43568	6.93018	352	3	191,290.08	77.11	81.58	638

Collateral Grouped by Fico Score								
FICO SCORE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
500 - 519	21	3,290,124.57	1.04	156,672.60	8.26347	70.38	70.38	511
520 - 539	61	12,229,056.96	3.87	200,476.34	8.16191	75.52	75.52	530
540 - 559	68	16,675,284.54	5.28	245,224.77	7.79457	75.76	75.76	548
560 - 579	80	17,142,898.67	5.43	214,286.23	7.65101	77.93	77.93	570
580 - 599	92	20,924,144.41	6.63	227,436.35	7.36157	79.70	79.70	590
600 - 619	134	28,189,079.00	8.93	210,366.26	7.47494	80.75	80.75	610
620 - 639	301	50,607,201.99	16.03	168,130.24	7.59612	73.81	83.98	630
640 - 659	350	62,730,240.23	19.87	179,229.26	7.39185	77.10	82.85	649
660 - 679	212	41,204,130.92	13.05	194,359.11	7.22408	77.23	82.39	669
680 - 699	151	27,302,802.99	8.65	180,813.26	7.13510	77.58	82.84	688
700 - 719	78	15,820,613.44	5.01	202,828.38	7.21454	77.71	83.24	708
720 - 739	46	8,845,658.48	2.80	192,296.92	7.19833	77.55	85.18	729
740 - 759	32	5,364,782.19	1.70	167,649.44	7.07813	79.86	81.91	750
760 - 779	17	4,254,449.02	1.35	250,261.71	7.11575	81.88	84.48	768
780 - 799	6	938,662.69	0.30	156,443.78	6.95546	69.95	74.55	791
800 - 819	1	109,509.00	0.03	109,509.00	7.87500	80.00	80.00	800
TOTAL	1,650	315,628,639.10	100.00	191,290.08	7.43568	77.11	81.58	638

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of ... affiliates

BSABS 2005-HE3 STATED DOC LOANS

Collateral Grouped by Property Type

PROPTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
2-4 Family	128	31,241,665.64	9.90
Condominium	136	23,120,355.64	7.33
PUD	241	48,409,023.97	15.34
Single Family	1,144	212,731,593.85	67.40
Townhouse	1	126,000.00	0.04
TOTAL	**1,650**	**315,628,639.10**	**100.00**

Collateral Grouped by Occupancy Type

OCCTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Investor	167	28,373,115.61	8.99
Owner Occupied	1,463	283,588,103.20	89.85
Second Home	20	3,667,420.29	1.16
TOTAL	**1,650**	**315,628,639.10**	**100.00**

Collateral Grouped by Documentation Type

DOCTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Stated Income	1,526	289,124,609.10	91.60
Stated/Stated	124	26,504,030.00	8.40
TOTAL	**1,650**	**315,628,639.10**	**100.00**

Collateral Grouped by Back Ratio (DTI)

BACK RATIO	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg BACK RATIO
5.01 - 10.00	3	756,900.00	0.24	252,300.00	7.36388	77.19	77.19	6.67
10.01 - 15.00	11	1,352,156.34	0.43	122,923.30	8.02895	81.66	81.66	12.46
15.01 - 20.00	26	3,565,871.02	1.13	137,148.89	7.67209	81.30	82.84	18.12
20.01 - 25.00	70	9,522,485.79	3.02	136,035.51	7.63933	76.47	80.77	22.93
25.01 - 30.00	112	19,118,868.04	6.06	170,704.18	7.39804	77.85	81.23	27.93
30.01 - 35.00	166	27,705,199.80	8.78	166,898.79	7.57714	78.65	81.52	32.93
35.01 - 40.00	360	73,550,942.86	23.30	204,308.17	7.26029	76.75	80.47	37.73
40.01 - 45.00	463	91,841,437.76	29.10	198,361.64	7.41954	76.52	81.86	42.67
45.01 - 50.00	413	82,972,707.70	26.29	200,902.44	7.54103	77.12	82.49	47.50
50.01 - 55.00	26	5,242,069.79	1.66	201,618.07	7.22805	78.49	80.94	51.73
TOTAL	**1,650**	**315,628,639.10**	**100.00**	**191,290.08**	**7.43568**	**77.11**	**81.58**	**40.10**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

BSABS 2005-HE3 STATED DOC LOANS

Collateral Grouped by Loan Purpose

LOAN PURP	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Cash Out Refinance	538	118,962,273.10	37.69
Purchase	1,026	180,252,831.91	57.11
Rate/Term Refinance	86	16,413,534.09	5.20
TOTAL	1,650	315,628,639.10	100.00

Collateral Grouped by Lien

LIEN	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
First Lien	1,350	297,923,637.90	94.39	220,684.18	7.25484	80.51	637
Second Lien	300	17,705,001.20	5.61	59,016.67	10.47870	99.59	658
TOTAL	1,650	315,628,639.10	100.00	191,290.08	7.43568	81.58	638

Collateral Grouped by Balloon Flag

BALLOON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
No	1,517	308,166,669.70	97.64
Yes	133	7,461,969.40	2.36
TOTAL	1,650	315,628,639.10	100.00

Collateral Grouped by Prepay Penalty

PREPAY PP DESC	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
No	351	57,312,756.56	18.16
No PP	351	57,312,756.56	18.16
Yes	1,299	258,315,882.54	81.84
1Y PP	73	19,255,068.38	6.10
2.5Y PP	2	744,000.00	0.24
2Y PP	999	198,636,275.99	62.93
3Y PP	217	38,483,703.87	12.19
6M PP	8	1,196,834.30	0.38
TOTAL	1,650	315,628,639.10	100.00

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates

BSABS 2005-HE3 STATED DOC LOANS

Collateral Grouped by Geographic Distribution

STATE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
AK	1	89,817.19	0.03
AL	22	1,841,179.53	0.58
AR	1	83,418.25	0.03
AZ	42	7,115,550.48	2.25
CA	602	150,437,335.91	47.66
CO	44	6,487,925.91	2.06
CT	8	1,783,188.46	0.56
DC	6	1,367,005.11	0.43
DE	2	245,223.42	0.08
FL	178	29,628,212.88	9.39
GA	70	9,674,164.91	3.07
HI	16	4,021,013.17	1.27
IA	2	149,604.72	0.05
ID	11	1,207,903.50	0.38
IL	103	18,680,123.26	5.92
IN	8	761,263.27	0.24
KS	9	1,106,976.00	0.35
KY	2	104,898.60	0.03
LA	10	1,153,713.06	0.37
MA	21	5,931,511.47	1.88
MD	33	7,288,395.31	2.31
ME	1	126,000.00	0.04
MI	33	4,093,879.71	1.30
MN	34	5,030,890.66	1.59
MO	31	3,364,940.15	1.07
MS	4	623,140.80	0.20
MT	1	113,760.00	0.04
NC	7	870,505.25	0.28
NH	1	48,836.42	0.02
NJ	19	4,179,986.58	1.32
NM	3	145,990.06	0.05
NV	49	10,155,186.04	3.22
NY	17	5,475,849.75	1.73
OH	16	1,501,201.88	0.48
OK	6	593,729.38	0.19
OR	10	1,130,180.31	0.36
PA	24	2,233,698.62	0.71
RI	1	204,000.00	0.06
SC	8	816,182.15	0.26
TN	11	1,046,150.83	0.33
TX	102	11,491,698.95	3.64
UT	27	4,263,239.64	1.35
VA	15	2,537,596.54	0.80
VT	1	201,997.71	0.06
WA	31	5,308,922.58	1.68
WI	7	912,650.68	0.29

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

BSABS 2005-HE3 STATED DOC LOANS

Collateral Grouped by Geographic Distribution

STATE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
TOTAL	1,650	315,628,639.10	100.00

Collateral Grouped by Margin

AM TYPE MARGIN	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
ARMS	1,193	270,358,589.88	85.66
2.000 - 2.499	3	487,737.26	0.15
2.500 - 2.999	1	650,000.00	0.21
3.500 - 3.999	7	1,481,452.00	0.47
4.000 - 4.499	1	180,000.00	0.06
4.500 - 4.999	18	5,131,539.29	1.63
5.000 - 5.499	257	65,246,079.73	20.67
5.500 - 5.999	157	35,501,909.98	11.25
6.000 - 6.499	457	101,691,119.98	32.22
6.500 - 6.999	145	34,776,031.97	11.02
7.000 - 7.499	55	11,008,431.54	3.49
7.500 - 7.999	45	6,548,518.91	2.07
8.000 - 8.499	22	3,789,807.57	1.20
8.500 - 8.999	13	1,781,501.11	0.56
9.000 - 9.499	9	1,750,323.69	0.55
9.500 - 9.999	1	136,736.85	0.04
10.000 - 10.499	1	51,000.00	0.02
10.500 - 10.999	1	146,400.00	0.05
FIXED	457	45,270,049.22	14.34
0.000 - 0.499	457	45,270,049.22	14.34
TOTAL	1,650	315,628,639.10	100.00

Collateral Grouped by Index

INDEX	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
FIXED	324	37,808,079.82	11.98
FIXED-BALLOON	133	7,461,969.40	2.36
WSJ-1YRLIBOR	1	239,633.62	0.08
WSJ-6MLIBOR	1,192	270,118,956.26	85.58
TOTAL	1,650	315,628,639.10	100.00

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

BSABS 2005-HE3 STATED DOC LOANS

Collateral Grouped by Product Type

PRODUCT	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Avg ORIGINAL BALANCE	Wtd Avg STATED ORIGINAL TERM	Wtd Avg STATED REM TERM	Wtd Avg AGE	Wtd Avg FICO SCORE	Wtd Avg BACK RATIO	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg MARGIN	Wtd Avg INIT RATE CAP	Wtd Avg PER RATE CAP	Wtd Avg GROSS LIFE CAP	Wtd Avg ROLL
6MLIBOR	11	3,233,301.46	1.02	7.72302	7.21752	294,707.27	360	355	5	647	36.97	82.48	82.48	7.03996	3.00000	1.00000	5.94530	1
6MLIBOR IO	1	650,000.00	0.21	6.87500	6.36950	650,000.00	360	357	3	675	40.10	76.47	76.47	2.85000	1.00000	1.00000	6.00000	3
BALLOON	133	7,461,969.40	2.36	10.27874	9.77324	56,137.42	180	177	3	653	41.31	20.00	99.89	0.00000	0.00000	0.00000	0.00000	0
FIXED	308	34,065,537.00	10.79	8.41340	7.90790	110,720.52	353	350	3	643	39.66	61.69	85.69	0.00000	0.00000	0.00000	0.00000	0
FIXED IO	16	3,742,542.82	1.19	7.49974	6.99424	234,042.50	360	357	3	670	42.57	82.73	82.73	0.00000	0.00000	0.00000	0.00000	0
LIBOR 2/6 ARM	657	138,730,245.06	43.95	7.44180	6.93630	211,330.61	360	357	3	623	39.71	80.45	80.45	5.96130	2.72821	1.03829	6.10524	21
LIBOR 2/6 ARM IO	391	100,705,446.58	31.91	6.91729	6.41179	257,570.33	360	357	3	655	40.37	80.67	80.67	5.97446	2.22919	1.00790	6.70553	21
LIBOR 3/6 ARM	93	17,791,957.95	5.64	7.48434	6.97884	191,629.99	360	357	3	623	42.85	81.42	81.42	6.63783	2.92888	1.09674	6.20633	33
LIBOR 3/6 ARM IO	36	8,046,230.21	2.55	6.91545	6.40995	223,527.67	360	356	4	650	39.52	78.74	78.74	6.36036	2.91574	1.03224	6.24677	32
LIBOR 5/1 ARM	1	239,633.62	0.08	7.37500	6.86950	240,000.00	360	357	3	657	42.00	80.00	80.00	6.25000	2.00000	2.00000	6.00000	57
LIBOR 5/6 ARM	2	828,775.00	0.26	6.74797	6.24247	414,387.50	360	359	1	636	30.43	77.58	77.58	6.15159	3.00000	1.00000	6.00000	59
LIBOR 5/6 ARM IO	1	133,000.00	0.04	6.95000	6.44450	133,000.00	360	356	4	666	28.40	70.00	70.00	6.90000	3.00000	1.00000	6.00000	56
TOTAL	1,650	315,628,639.10	100.00	7.43568	6.93018	191,411.65	355	352	3	638	40.10	77.11	81.58	6.02932	2.56053	1.03081	6.33707	22

Collateral Grouped by IO Term

IO PERIOD	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
10 YEARS	63	11,989,140.60	3.80
2 YEARS	206	54,473,557.51	17.26
3 YEARS	21	3,879,171.61	1.23
5 YEARS	155	42,935,349.89	13.60
NON-IO	1,205	202,351,419.49	64.11
TOTAL	1,650	315,628,639.10	100.00

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates

BSABS 2005-HE3 INV PROPERTIES

Collateral Grouped by Product Type

PRODUCT	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Avg ORIGINAL BALANCE	Wtd Avg STATED ORIGINAL TERM	Wtd Avg STATED REM TERM	Wtd Avg AGE	Wtd Avg FICO SCORE	Wtd Avg BACK RATIO	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg MARGIN	Wtd Avg INIT RATE CAP	Wtd Avg PER RATE CAP	Wtd Avg GROSS LIFE CAP	Wtd Avg ROLL
6MLIBOR	8	2,029,942.37	3.10	8.02984	7.52434	254,445.25	360	355	5	663	33.85	83.87	83.87	7.32861	3.00000	1.00000	5.91288	1
6MLIBOR IO	3	544,000.00	0.83	6.93176	6.42626	181,333.33	360	357	3	678	24.63	80.00	80.00	3.02279	1.00000	1.00000	6.00000	3
BALLOON	1	24,966.47	0.04	9.99000	9.48450	25,000.00	180	176	4	731	35.20	21.74	90.00	0.00000	0.00000	0.00000	0.00000	0
FIXED	84	10,300,634.94	15.73	7.88068	7.37518	122,728.93	349	347	2	652	36.91	79.23	79.23	0.00000	0.00000	0.00000	0.00000	0
FIXED IO	11	1,645,530.00	2.51	7.71618	7.21068	149,593.64	360	357	3	686	41.70	80.34	80.34	0.00000	0.00000	0.00000	0.00000	0
LIBOR 2/6 ARM	282	37,233,330.44	56.87	7.92100	7.41550	132,105.36	360	358	2	645	35.98	83.47	83.47	6.03085	2.96332	1.00332	5.99672	22
LIBOR 2/6 ARM IO	51	9,240,332.00	14.11	7.46970	6.96420	181,195.92	360	357	3	695	39.84	82.24	82.24	6.59421	3.00313	1.00000	6.12909	21
LIBOR 3/6 ARM	23	2,555,893.27	3.90	7.68265	7.17715	111,334.13	360	356	4	653	42.85	87.17	87.17	6.50368	2.95329	1.16648	6.33296	32
LIBOR 3/6 ARM IO	4	1,285,200.00	1.96	7.13312	6.62762	321,300.00	360	357	3	679	41.34	74.81	74.81	6.09438	3.00000	1.00000	6.00000	33
LIBOR 5/1 ARM	1	239,633.62	0.37	7.37500	6.86950	240,000.00	360	357	3	657	42.00	80.00	80.00	6.25000	2.00000	2.00000	6.00000	57
LIBOR 5/1 ARM IO	1	204,000.00	0.31	6.99000	6.48450	204,000.00	360	357	3	665	34.90	85.00	85.00	5.40000	2.00000	2.00000	6.00000	57
LIBOR 5/6 ARM	3	169,690.00	0.26	8.02004	7.51454	56,563.33	360	358	2	656	35.71	92.24	92.24	5.25000	3.00000	1.00000	6.00000	58
TOTAL	472	65,473,153.11	100.00	7.81235	7.30685	138,800.00	358	356	2	656	37.04	82.50	82.53	6.16702	2.94415	1.01856	6.03261	22

Collateral Grouped by Current Balance

CURRENT BALANCE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
0.00 - 49,999.99	107	4,430,295.66	6.77	9.0140	8.5085	353	2	41,404.63	82.69	83.07	618
50,000.00 - 99,999.99	159	11,282,322.67	17.23	8.2942	7.7887	349	2	70,958.00	83.94	83.94	656
100,000.00 - 149,999.99	62	7,714,263.77	11.78	7.8707	7.3652	358	2	124,423.61	83.21	83.21	660
150,000.00 - 199,999.99	36	6,177,969.56	9.44	7.7061	7.2006	357	3	171,610.27	81.75	81.75	659
200,000.00 - 249,999.99	31	6,906,023.83	10.55	7.6032	7.0977	357	3	222,774.96	82.78	82.78	656
250,000.00 - 299,999.99	15	4,055,913.15	6.19	7.4389	6.9334	357	3	270,394.21	82.05	82.05	645
300,000.00 - 349,999.99	23	7,437,149.63	11.36	7.5236	7.0181	357	3	323,354.33	79.72	79.72	672
350,000.00 - 399,999.99	14	5,237,671.51	8.00	7.5562	7.0507	358	2	374,119.39	85.57	85.57	658
400,000.00 - 449,999.99	8	3,398,965.85	5.19	7.7960	7.2905	357	3	424,870.73	85.38	85.38	659
450,000.00 - 499,999.99	6	2,889,477.48	4.41	7.5446	7.0391	357	3	481,579.58	82.58	82.58	651
500,000.00 - 549,999.99	7	3,576,250.00	5.46	7.2208	6.7153	358	2	510,892.86	78.57	78.57	675
550,000.00 - 599,999.99	2	1,166,850.00	1.78	7.6630	7.1575	358	2	583,425.00	82.34	82.34	646
600,000.00 - 649,999.99	2	1,200,000.00	1.83	6.9900	6.4845	358	2	600,000.00	75.00	75.00	659
TOTAL	472	65,473,153.11	100.00	7.8123	7.3068	356	2	138,714.31	82.50	82.53	656

Collateral Grouped by Current Gross Coupon

CURRENT GROSS COUPON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Min CURRENT GROSS COUPON	Max CURRENT GROSS COUPON	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
5.750 - 5.999	1	250,302	0.38	5.9950	5.4895	359	1	5.9950	5.9950	250,302	71.51	71.51	590
6.000 - 6.249	4	777,200	1.19	6.0783	5.5728	358	2	6.0000	6.1500	194,300	88.02	88.02	724
6.250 - 6.499	13	2,626,739	4.01	6.3516	5.8461	358	2	6.2500	6.4900	202,057	77.40	77.40	670
6.500 - 6.749	17	4,001,295	6.11	6.6035	6.0980	358	2	6.5000	6.7450	235,370	79.73	79.73	668
6.750 - 6.999	32	7,794,261	11.90	6.9325	6.4270	357	3	6.7500	6.9950	243,571	81.16	81.16	672

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates

BSABS 2005-HE3 INV PROPERTIES

Collateral Grouped by Current Gross Coupon

CURRENT GROSS COUPON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Min CURRENT GROSS COUPON	Max CURRENT GROSS COUPON	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
7.000 - 7.249	15	2,653,737	4.05	7.1127	6.6072	358	2	7.0000	7.2400	176,916	76.98	76.98	658
7.250 - 7.499	37	7,635,080	11.66	7.3546	6.8491	357	2	7.2500	7.4900	206,354	78.99	78.99	666
7.500 - 7.749	53	8,318,179	12.70	7.5707	7.0652	354	3	7.5000	7.7400	156,947	81.25	81.25	671
7.750 - 7.999	54	7,942,092	12.13	7.8828	7.3773	355	3	7.7500	7.9950	147,076	83.31	83.31	640
8.000 - 8.249	26	2,902,471	4.43	8.0991	7.5936	352	2	8.0000	8.2000	111,634	87.03	87.03	679
8.250 - 8.499	51	6,167,923	9.42	8.3802	7.8747	355	3	8.2500	8.4950	120,940	86.47	86.47	664
8.500 - 8.749	38	3,310,901	5.06	8.5985	8.0930	357	3	8.5000	8.7450	87,129	83.09	83.09	648
8.750 - 8.999	42	5,085,582	7.77	8.8689	8.3634	358	2	8.7500	8.9950	121,085	85.84	85.84	622
9.000 - 9.249	9	761,177	1.16	9.0769	8.5714	341	3	9.0000	9.2400	84,575	89.30	89.30	629
9.250 - 9.499	18	1,760,834	2.69	9.3751	8.8696	354	2	9.2500	9.4900	97,824	87.28	87.28	638
9.500 - 9.749	14	906,556	1.38	9.6293	9.1238	358	2	9.5000	9.7450	64,754	85.97	85.97	634
9.750 - 9.999	20	1,142,157	1.74	9.8963	9.3908	354	2	9.7500	9.9950	57,108	84.87	86.36	610
10.000 - 10.249	4	231,750	0.35	10.1796	9.6741	359	1	10.1200	10.2450	57,938	85.77	85.77	582
10.250 - 10.499	11	646,752	0.99	10.3724	9.8669	346	2	10.2500	10.4950	58,796	88.03	88.03	606
10.500 - 10.749	4	171,300	0.26	10.6839	10.1784	359	1	10.6000	10.7400	42,825	87.47	87.47	599
10.750 - 10.999	2	91,000	0.14	10.8271	10.3216	359	1	10.7500	10.8700	45,500	81.07	81.07	574
11.000 - 11.249	3	122,644	0.19	11.1160	10.6105	358	2	11.0500	11.2000	40,881	83.24	83.24	561
11.250 - 11.499	1	62,280	0.10	11.4000	10.8945	356	4	11.4000	11.4000	62,280	71.61	71.61	507
11.500 - 11.749	1	37,500	0.06	11.5000	10.9945	358	2	11.5000	11.5000	37,500	75.00	75.00	535
12.000 - 12.249	1	42,840	0.07	12.2000	11.6945	358	2	12.2000	12.2000	42,840	68.00	68.00	526
13.000 - 13.249	1	30,600	0.05	13.0000	12.4945	358	2	13.0000	13.0000	30,600	60.00	60.00	517
TOTAL	472	65,473,153	100.00	7.8123	7.3068	356	2	5.9950	13.0000	138,714	82.50	82.53	656

Collateral Grouped by Original Loan-to-Value Ratio

LOAN TO VALUE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
0.01 - 50.00	9	1,013,700.07	1.55	7.69882	7.19332	354	2	112,633.34	43.75	45.44	598
50.01 - 55.00	3	201,500.00	0.31	7.92208	7.41658	295	2	67,166.67	54.17	54.17	624
55.01 - 60.00	8	711,839.56	1.09	8.05509	7.54959	358	2	88,979.95	58.87	58.87	597
60.01 - 65.00	8	410,384.03	0.63	8.60266	8.09716	357	3	51,298.00	64.46	64.46	582
65.01 - 70.00	30	4,939,993.59	7.55	7.47174	6.96624	358	2	164,666.45	68.73	68.73	635
70.01 - 75.00	36	5,868,365.93	8.96	7.49448	6.98898	358	2	163,010.16	74.55	74.55	623
75.01 - 80.00	98	17,361,191.06	26.52	7.47346	6.96796	354	3	177,155.01	79.82	79.82	675
80.01 - 85.00	71	10,020,500.01	15.30	7.85820	7.35270	355	2	141,133.80	84.67	84.67	635
85.01 - 90.00	171	21,048,315.42	32.15	8.06351	7.55801	357	2	123,089.56	89.88	89.88	669
90.01 - 95.00	29	2,914,863.63	4.45	8.53608	8.03058	357	3	100,512.54	94.98	94.98	669
95.01 - 100.00	9	982,499.81	1.50	9.00508	8.49958	358	2	109,166.65	100.00	100.00	689
TOTAL	472	65,473,153.11	100.00	7.81235	7.30685	356	2	138,714.31	82.50	82.53	656

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates

BSABS 2005-HE3 INV PROPERTIES

Collateral Grouped by Original Combined Loan-to_Value Ratio

COMBO LTV	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
0.00 - 50.00	8	988,733.60	1.51	7.64096	7.13546	358	2	123,591.70	44.31	44.31	595
50.01 - 55.00	3	201,500.00	0.31	7.92208	7.41658	295	2	67,166.67	54.17	54.17	624
55.01 - 60.00	8	711,839.56	1.09	8.05509	7.54959	358	2	88,979.95	58.87	58.87	597
60.01 - 65.00	8	410,384.03	0.63	8.60266	8.09716	357	3	51,298.00	64.46	64.46	582
65.01 - 70.00	30	4,939,993.59	7.55	7.47174	6.96624	358	2	164,666.45	68.73	68.73	635
70.01 - 75.00	36	5,868,365.93	8.96	7.49448	6.98898	358	2	163,010.16	74.55	74.55	623
75.01 - 80.00	98	17,361,191.06	26.52	7.47346	6.96796	354	3	177,155.01	79.82	79.82	675
80.01 - 85.00	71	10,020,500.01	15.30	7.85820	7.35270	355	2	141,133.80	84.67	84.67	635
85.01 - 90.00	172	21,073,281.89	32.19	8.06579	7.56029	357	2	122,519.08	89.80	89.88	669
90.01 - 95.00	29	2,914,863.63	4.45	8.53608	8.03058	357	3	100,512.54	94.98	94.98	669
95.01 - 100.00	9	982,499.81	1.50	9.00508	8.49958	358	2	109,166.65	100.00	100.00	689
TOTAL	**472**	**65,473,153.11**	**100.00**	**7.81235**	**7.30685**	**356**	**2**	**138,714.31**	**82.50**	**82.53**	**656**

Collateral Grouped by Fico Score

FICO SCORE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
500 - 519	11	1,051,254.97	1.61	95,568.63	8.88360	70.58	70.58	513
520 - 539	12	1,044,182.39	1.59	87,015.20	9.11866	68.57	68.57	533
540 - 559	18	1,385,229.22	2.12	76,957.18	8.58996	66.12	66.12	549
560 - 579	21	2,847,920.78	4.35	135,615.28	8.00631	80.58	80.58	568
580 - 599	38	4,960,876.25	7.58	130,549.38	7.85698	81.00	81.00	591
600 - 619	48	5,117,832.42	7.82	106,621.51	8.27222	81.89	81.89	611
620 - 639	53	6,653,640.56	10.16	125,540.39	8.10614	85.82	85.82	629
640 - 659	70	11,976,995.13	18.29	171,099.93	7.58691	83.33	83.33	652
660 - 679	65	9,734,002.92	14.87	149,753.89	7.65953	82.37	82.37	669
680 - 699	39	6,090,800.30	9.30	156,174.37	7.75917	85.52	85.52	689
700 - 719	34	5,554,825.92	8.48	163,377.23	7.53086	82.71	82.71	708
720 - 739	16	2,402,855.58	3.67	150,178.47	7.67471	83.91	84.62	728
740 - 759	29	3,506,741.06	5.36	120,922.11	7.46290	83.59	83.59	746
760 - 779	15	2,673,332.92	4.08	178,222.19	7.47834	86.37	86.37	771
780 - 799	2	156,662.69	0.24	78,331.35	7.66342	75.42	75.42	786
800 - 819	1	316,000.00	0.48	316,000.00	7.49000	80.00	80.00	806
TOTAL	**472**	**65,473,153.11**	**100.00**	**138,714.31**	**7.81235**	**82.50**	**82.53**	**656**

Collateral Grouped by Property Type

PROPTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
2-4 Family	126	25,590,334.37	39.09
Condominium	28	5,444,356.02	8.32
PUD	30	4,290,334.96	6.55

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates

BSABS 2005-HE3 INV PROPERTIES

Collateral Grouped by Property Type

PROPTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Single Family	288	30,148,127.76	46.05
TOTAL	472	65,473,153.11	100.00

Collateral Grouped by Occupancy Type

OCCTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Investor	472	65,473,153.11	100.00
TOTAL	472	65,473,153.11	100.00

Collateral Grouped by Documentation Type

DOCTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Full/Alternative	297	36,031,982.50	55.03
Limited	8	1,068,055.00	1.63
Stated Income	144	24,668,338.61	37.68
Stated/Stated	23	3,704,777.00	5.66
TOTAL	472	65,473,153.11	100.00

Collateral Grouped by Back Ratio (DTI)

BACK RATIO	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg BACK RATIO
0.01 - 5.00	1	135,328.98	0.21	135,328.98	6.80000	85.48	85.48	3.70
5.01 - 10.00	5	858,600.00	1.31	171,720.00	7.43864	78.71	78.71	6.95
10.01 - 15.00	18	2,480,677.45	3.79	137,815.41	7.97932	82.60	82.60	13.17
15.01 - 20.00	22	2,334,588.00	3.57	106,117.64	8.13370	78.06	78.06	18.10
20.01 - 25.00	23	3,520,653.40	5.38	153,071.89	7.63312	84.41	84.41	22.86
25.01 - 30.00	49	7,855,502.90	12.00	160,316.39	7.65903	83.09	83.09	28.23
30.01 - 35.00	65	8,851,076.53	13.52	136,170.41	7.98434	84.21	84.21	32.78
35.01 - 40.00	64	7,974,547.85	12.18	124,602.31	7.73039	83.01	83.23	37.79
40.01 - 45.00	89	13,513,367.00	20.64	151,835.58	7.84251	82.09	82.09	42.75
45.01 - 50.00	111	14,157,784.99	21.62	127,547.61	7.88496	83.00	83.00	47.28
50.01 - 55.00	25	3,791,026.01	5.79	151,641.04	7.50229	77.47	77.47	53.58
TOTAL	472	65,473,153.11	100.00	138,714.31	7.81235	82.50	82.53	37.04

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

BSABS 2005-HE3 INV PROPERTIES

Collateral Grouped by Loan Purpose

LOAN PURP	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Cash Out Refinance	169	23,766,619.08	36.30
Purchase	270	36,635,206.98	55.95
Rate/Term Refinance	33	5,071,327.05	7.75
TOTAL	**472**	**65,473,153.11**	**100.00**

Collateral Grouped by Lien

LIEN	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
First Lien	471	65,448,186.64	99.96	138,955.81	7.81152	82.53	656
Second Lien	1	24,966.47	0.04	24,966.47	9.99000	90.00	731
TOTAL	**472**	**65,473,153.11**	**100.00**	**138,714.31**	**7.81235**	**82.53**	**656**

Collateral Grouped by Balloon Flag

BALLOON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
No	471	65,448,186.64	99.96
Yes	1	24,966.47	0.04
TOTAL	**472**	**65,473,153.11**	**100.00**

Collateral Grouped by Prepay Penalty

PREPAY PP DESC	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
No	**112**	**18,115,404.99**	**27.67**
No PP	112	18,115,404.99	27.67
Yes	**360**	**47,357,748.12**	**72.33**
1Y PP	22	5,022,096.21	7.67
2.5Y PP	2	412,000.00	0.63
2Y PP	251	32,558,853.59	49.73
3Y PP	81	9,027,860.40	13.79
6M PP	4	336,937.92	0.51
TOTAL	**472**	**65,473,153.11**	**100.00**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates

BSABS 2005-HE3 INV PROPERTIES

Collateral Grouped by Geographic Distribution

STATE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
AL	13	843,135.53	1.29
AR	2	64,750.00	0.10
AZ	8	1,215,493.05	1.86
CA	57	18,635,473.52	28.46
CO	10	1,637,129.78	2.50
CT	4	995,199.73	1.52
DC	8	1,553,240.00	2.37
FL	27	2,981,327.47	4.55
GA	49	5,320,766.04	8.13
HI	5	697,450.00	1.07
IA	1	76,947.27	0.12
IL	32	6,041,862.07	9.23
IN	20	919,523.20	1.40
KS	4	209,497.93	0.32
LA	2	211,197.20	0.32
MA	7	2,845,107.26	4.35
MD	5	863,854.51	1.32
MI	27	1,583,793.44	2.42
MN	10	1,682,320.36	2.57
MO	24	1,485,349.10	2.27
MS	8	485,000.00	0.74
MT	1	140,000.00	0.21
NC	7	662,750.00	1.01
NH	1	247,592.25	0.38
NJ	8	1,677,880.52	2.56
NM	1	32,000.00	0.05
NV	3	823,295.00	1.26
NY	4	1,522,713.93	2.33
OH	32	2,184,990.39	3.34
OK	3	141,636.03	0.22
OR	4	439,294.90	0.67
PA	29	1,857,778.01	2.84
RI	1	190,441.73	0.29
TN	14	768,646.61	1.17
TX	21	2,082,585.43	3.18
UT	3	432,340.00	0.66
VA	4	277,177.19	0.42
VT	1	201,997.71	0.31
WA	9	1,149,015.95	1.75
WI	3	292,600.00	0.45
TOTAL	472	65,473,153.11	100.00

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates

BSABS 2005-HE3 INV PROPERTIES

Collateral Grouped by Margin

AM TYPE MARGIN	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
ARMS	**376**	**53,502,021.70**	**81.72**
2.000 - 2.499	1	101,119.64	0.15
2.500 - 2.999	2	412,000.00	0.63
3.000 - 3.499	1	132,000.00	0.20
3.500 - 3.999	5	909,502.00	1.39
4.500 - 4.999	1	130,050.00	0.20
5.000 - 5.499	111	13,076,096.67	19.97
5.500 - 5.999	31	5,245,919.68	8.01
6.000 - 6.499	75	12,700,011.97	19.40
6.500 - 6.999	73	11,252,754.71	17.19
7.000 - 7.499	34	4,894,480.86	7.48
7.500 - 7.999	10	1,651,811.76	2.52
8.000 - 8.499	14	1,274,942.63	1.95
8.500 - 8.999	10	919,894.35	1.40
9.000 - 9.499	7	655,037.43	1.00
10.500 - 10.999	1	146,400.00	0.22
FIXED	**96**	**11,971,131.41**	**18.28**
0.000 - 0.499	96	11,971,131.41	18.28
TOTAL	**472**	**65,473,153.11**	**100.00**

Collateral Grouped by Index

INDEX	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
FIXED	95	11,946,164.94	18.25
FIXED-BALLOON	1	24,966.47	0.04
WSJ-1YRLIBOR	2	443,633.62	0.68
WSJ-6MLIBOR	374	53,058,388.08	81.04
TOTAL	**472**	**65,473,153.11**	**100.00**

Collateral Grouped by Product Type

PRODUCT	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Avg ORIGINAL BALANCE	Wtd Avg STATED ORIGINAL TERM	Wtd Avg STATED REM TERM	Wtd Avg AGE	Wtd Avg FICO SCORE	Wtd Avg BACK RATIO	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg MARGIN	Wtd Avg INIT RATE CAP	Wtd Avg PER RATE CAP	Wtd Avg GROSS LIFE CAP	Wtd Avg ROLL
6MLIBOR	8	2,029,942.37	3.10	8.02984	7.52434	254,445.25	360	355	5	663	33.85	83.87	83.87	7.32861	3.00000	1.00000	5.91288	1
6MLIBOR IO	3	544,000.00	0.83	6.93176	6.42626	181,333.33	360	357	3	678	24.63	80.00	80.00	3.02279	1.00000	1.00000	6.00000	3
BALLOON	1	24,966.47	0.04	9.99000	9.48450	25,000.00	180	176	4	731	35.20	21.74	90.00	0.00000	0.00000	0.00000	0.00000	0
FIXED	84	10,300,634.94	15.73	7.88068	7.37518	122,728.93	349	347	2	652	36.91	79.23	79.23	0.00000	0.00000	0.00000	0.00000	0
FIXED IO	11	1,645,530.00	2.51	7.71618	7.21068	149,593.64	360	357	3	686	41.70	80.34	80.34	0.00000	0.00000	0.00000	0.00000	0
LIBOR 2/6 ARM	282	37,233,330.44	56.87	7.92100	7.41550	132,105.36	360	358	2	645	35.98	83.47	83.47	6.03085	2.96332	1.00332	5.99672	22
LIBOR 2/6 ARM IO	51	9,240,332.00	14.11	7.46970	6.96420	181,195.92	360	357	3	695	39.84	82.24	82.24	6.59421	3.00313	1.00000	6.12909	21
LIBOR 3/6 ARM	23	2,555,893.27	3.90	7.68265	7.17715	111,334.13	360	356	4	653	42.85	87.17	87.17	6.50368	2.95329	1.16648	6.33296	32

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates

BSABS 2005-HE3 INV PROPERTIES

Collateral Grouped by Product Type

PRODUCT	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Avg ORIGINAL BALANCE	Wtd Avg STATED ORIGINAL TERM	Wtd Avg STATED REM TERM	Wtd Avg AGE	Wtd Avg FICO SCORE	Wtd Avg BACK RATIO	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg MARGIN	Wtd Avg INIT RATE CAP	Wtd Avg PER RATE CAP	Wtd Avg GROSS LIFE CAP	Wtd Avg ROLL
LIBOR 3/6 ARM IO	4	1,285,200.00	1.96	7.13312	6.62762	321,300.00	360	357	3	679	41.34	74.81	74.81	6.09438	3.00000	1.00000	6.00000	33
LIBOR 5/1 ARM	1	239,633.62	0.37	7.37500	6.86950	240,000.00	360	357	3	657	42.00	80.00	80.00	6.25000	2.00000	2.00000	6.00000	57
LIBOR 5/1 ARM IO	1	204,000.00	0.31	6.99000	6.48450	204,000.00	360	357	3	665	34.90	85.00	85.00	5.40000	2.00000	2.00000	6.00000	57
LIBOR 5/6 ARM	3	169,690.00	0.26	8.02004	7.51454	56,563.33	360	358	2	656	35.71	92.24	92.24	5.25000	3.00000	1.00000	6.00000	58
TOTAL	472	65,473,153.11	100.00	7.81235	7.30685	138,800.00	358	356	2	656	37.04	82.50	82.53	6.16702	2.94415	1.01856	6.03261	22

Collateral Grouped by IO Term

IO PERIOD	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
10 YEARS	21	2,149,475.00	3.28
5 YEARS	49	10,769,587.00	16.45
NON-IO	402	52,554,091.11	80.27
TOTAL	472	65,473,153.11	100.00

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates

Hernandez, Belinda

From:	Durden, Robert R (Exchange) [rdurden@bear.com]
Sent:	Monday, March 07, 2005 11:10 AM
To:	Leavitt, Michal (Exchange)
Cc:	Levine, Shira P.
Subject:	RE: BSABS 05-HE3
Attachments:	BSABS_2005_HE3{INT_ONLY}.pdf; GI{W_SEC}.pdf; Disclaimer.txt

Requested reports attached.

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets.

<<BSABS_2005_HE3{INT_ONLY}.pdf>> <<GI{W_SEC}.pdf>>

Robert R. Durden

Fixed Income

Mortgage Finance

Bear, Stearns & Co. Inc.

383 Madison Avenue

New York, NY 10179

(212) 272-5714 Tel

(212) 272-5591 Fax

-----Original Message-----
From: Leavitt, Michal (Exchange)
Sent: Monday, March 07, 2005 10:59 AM
To: Durden, Robert R (Exchange)
Subject: RE: BSABS 05-HE3

She dropped out of group 2 so only looking for additional info on group 1.

Please provide stratifications on the 383 loans below and the 638 IO Loans. Thanks

-----Original Message-----

From: Durden, Robert R (Exchange)

Sent: Monday, March 07, 2005 9:44 AM

To: Leavitt, Michal (Exchange)

Cc: 'Levine, Shira P.'

Subject: RE: BSABS 05-HE3

Attached are the requested strats.

Group I w/ second: 383 loans, 88,467,056.03

Group II w/ second: 275 loans, 46,098,569.41

IO loans w/second: 638 loans, 149,682,848.67

<< File: BSABS_2005_HE3_GROUPII{INT_ONLY}.pdf >> << File: BSABS_2005_HE3_GROUPI{INT_ONLY}.pdf >>

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets.

Robert R. Durden

Fixed Income

Mortgage Finance

Bear, Stearns & Co. Inc.

383 Madison Avenue

New York, NY 10179

(212) 272-5714 Tel

(212) 272-5591 Fax

-----Original Message-----
From: Leavitt, Michal (Exchange)
Sent: Monday, March 07, 2005 10:27 AM
To: Durden, Robert R (Exchange)
Subject: FW: BSABS 05-HE3

-----Original Message-----

From: Leavitt, Michal (Exchange)

Sent: Monday, March 07, 2005 9:17 AM

To: Calabrese Jr., Ernest (Exchange)

Subject: BSABS 05-HE3

Looking for the following info:

IO loans- full stats on group 1 and 2

group 1 and 2- how many loans have piggyback 2nd's

How many IO loans have piggyback 2nds?

BSABS 2005-HE3 INTEREST ONLY COLLATERAL

Collateral Grouped by Product Type

PRODUCT	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Avg ORIGINAL BALANCE	Wtd Avg STATED ORIGINAL TERM	Wtd Avg STATED REM TERM	Wtd Avg AGE	Wtd Avg FICO SCORE	Wtd Avg BACK RATIO	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg MARGIN	Wtd Avg INIT RATE CAP	Wtd Avg PER RATE CAP	Wtd Avg GROSS LIFE CAP	Wtd Avg ROLL
6MLIBOR IO	4	1,194,000.00	0.50	6.90086	6.39536	298,500.00	360	357	3	676	33.05	78.08	78.08	2.92873	1.00000	1.00000	6.00000	3
FIXED IO	36	7,157,308.13	3.01	7.38569	6.88019	198,876.39	360	357	3	662	41.81	83.72	83.72	0.00000	0.00000	0.00000	0.00000	0
LIBOR 2/6 ARM IO	839	201,249,732.46	84.66	6.79505	6.28955	239,884.30	360	357	3	642	41.88	81.49	81.49	5.89586	2.46400	1.02273	6.57145	21
LIBOR 3/6 ARM IO	106	26,204,274.94	11.02	6.53987	6.03437	247,221.24	360	356	4	645	43.06	79.32	79.32	5.74006	2.98144	1.02036	6.27946	32
LIBOR 5/1 ARM IO	4	1,109,249.90	0.47	6.75981	6.25431	277,312.50	360	357	3	686	47.92	85.02	85.02	5.63577	2.00000	2.00000	6.00000	57
LIBOR 5/6 ARM IO	4	796,049.90	0.33	7.55060	7.04510	199,012.50	360	355	5	626	39.35	84.81	84.81	7.54225	4.66585	1.00000	5.16707	55
TOTAL	993	237,710,615.33	100.00	6.78760	6.28210	239,403.05	360	357	3	644	41.98	81.33	81.33	5.86722	2.52060	1.02697	6.52770	23

Collateral Grouped by Current Balance

CURRENT BALANCE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
0.00 - 49,999.99	3	138,220.00	0.06	8.2440	7.7385	358	2	46,073.33	81.66	81.66	603
50,000.00 - 99,999.99	75	5,934,870.06	2.50	7.5961	7.0906	357	3	79,131.60	82.67	82.67	642
100,000.00 - 149,999.99	186	22,936,165.58	9.65	7.2362	6.7307	357	3	123,312.72	82.88	82.88	637
150,000.00 - 199,999.99	155	26,700,769.20	11.23	6.9806	6.4751	357	3	172,263.03	80.75	80.75	640
200,000.00 - 249,999.99	160	35,677,767.33	15.01	6.8898	6.3843	357	3	222,986.05	82.12	82.12	641
250,000.00 - 299,999.99	135	36,711,930.81	15.44	6.6384	6.1329	357	3	271,940.23	80.51	80.51	646
300,000.00 - 349,999.99	111	35,910,739.07	15.11	6.6471	6.1416	356	3	323,520.17	81.00	81.00	651
350,000.00 - 399,999.99	68	25,372,603.07	10.67	6.5891	6.0836	357	3	373,126.52	81.69	81.69	628
400,000.00 - 449,999.99	48	20,349,009.76	8.56	6.4896	5.9841	357	3	423,937.70	82.03	82.03	655
450,000.00 - 499,999.99	20	9,483,686.99	3.99	6.5591	6.0536	357	3	474,184.35	80.41	80.41	651
500,000.00 - 549,999.99	14	7,301,464.17	3.07	6.4559	5.9504	357	3	521,533.16	80.09	80.09	652
550,000.00 - 599,999.99	6	3,441,750.00	1.45	6.6530	6.1475	357	3	573,625.00	79.82	79.82	662
600,000.00 - 649,999.99	6	3,746,645.82	1.58	7.2478	6.7423	357	3	624,440.97	80.06	80.06	632
650,000.00 - 699,999.99	6	4,004,993.47	1.68	7.0024	6.4969	357	3	667,498.91	78.82	78.82	645
TOTAL	993	237,710,615.33	100.00	6.7876	6.2821	357	3	239,386.32	81.33	81.33	644

Collateral Grouped by Current Gross Coupon

CURRENT GROSS COUPON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Min CURRENT GROSS COUPON	Max CURRENT GROSS COUPON	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
5.000 - 5.249	4	1,283,194	0.54	5.0517	4.5462	311	3	5.0000	5.1250	320,798	80.00	80.00	705
5.250 - 5.499	20	5,409,695	2.28	5.3690	4.8635	357	3	5.2500	5.4900	270,485	79.92	79.92	675
5.500 - 5.749	38	10,273,485	4.32	5.5740	5.0685	357	3	5.5000	5.7300	270,355	77.87	77.87	661
5.750 - 5.999	87	25,653,469	10.79	5.9111	5.4056	357	3	5.7500	5.9950	294,867	80.91	80.91	650
6.000 - 6.249	57	13,177,716	5.54	6.1127	5.6072	357	3	6.0000	6.2400	231,188	80.31	80.31	651
6.250 - 6.499	118	31,968,232	13.45	6.3458	5.8403	357	3	6.2500	6.4900	270,917	80.94	80.94	656
6.500 - 6.749	127	33,875,361	14.25	6.5743	6.0688	357	3	6.5000	6.7250	266,735	79.95	79.95	652
6.750 - 6.999	146	37,755,478	15.88	6.8755	6.3700	357	3	6.7500	6.9950	258,599	80.84	80.84	647
7.000 - 7.249	72	15,781,833	6.64	7.0915	6.5860	357	3	7.0000	7.2450	219,192	82.16	82.16	635
7.250 - 7.499	80	18,618,874	7.83	7.3435	6.8380	357	3	7.2500	7.4900	232,736	80.30	80.30	626
7.500 - 7.749	78	14,119,238	5.94	7.5852	7.0797	357	3	7.5000	7.7000	181,016	81.10	81.10	639

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates

BSABS 2005-HE3 INTEREST ONLY COLLATERAL

Collateral Grouped by Current Gross Coupon

CURRENT GROSS COUPON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Min CURRENT GROSS COUPON	Max CURRENT GROSS COUPON	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
7.750 - 7.999	58	11,564,997	4.87	7.8491	7.3436	357	3	7.7500	7.9900	199,396	83.15	83.15	608
8.000 - 8.249	23	4,000,646	1.68	8.0956	7.5901	357	3	8.0000	8.2400	173,941	89.52	89.52	616
8.250 - 8.499	24	4,597,753	1.93	8.3233	7.8178	357	3	8.2500	8.4900	191,573	85.91	85.91	620
8.500 - 8.749	21	3,719,371	1.56	8.6066	8.1011	357	3	8.5000	8.7400	177,113	91.22	91.22	608
8.750 - 8.999	17	2,652,957	1.12	8.8748	8.3693	357	3	8.7500	8.9900	156,056	87.47	87.47	599
9.000 - 9.249	7	1,181,995	0.50	9.1062	8.6007	357	3	9.0000	9.1500	168,856	93.09	93.09	572
9.250 - 9.499	6	960,874	0.40	9.4228	8.9173	358	2	9.3000	9.4500	160,146	92.28	92.28	637
9.500 - 9.749	5	569,525	0.24	9.5304	9.0249	358	2	9.5000	9.6000	113,905	84.80	84.80	605
9.750 - 9.999	5	545,922	0.23	9.8372	9.3317	357	3	9.7500	9.9500	109,184	83.71	83.71	595
TOTAL	993	237,710,615	100.00	6.7876	6.2821	357	3	5.0000	9.9500	239,386	81.33	81.33	644

Collateral Grouped by Original Loan-to-Value Ratio

LOAN TO VALUE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
0.01 - 50.00	4	1,007,999.08	0.42	7.04940	6.54390	356	4	251,999.77	47.62	47.62	629
50.01 - 55.00	4	842,500.00	0.35	6.73371	6.22821	357	3	210,625.00	52.18	52.18	557
55.01 - 60.00	8	1,673,921.19	0.70	6.92445	6.41895	357	3	209,240.15	57.36	57.36	599
60.01 - 65.00	12	3,126,500.00	1.32	6.39741	5.89191	357	3	260,541.67	63.84	63.84	607
65.01 - 70.00	25	6,692,140.28	2.82	7.03432	6.52882	357	3	267,685.61	68.94	68.94	624
70.01 - 75.00	21	5,303,363.10	2.23	6.87184	6.36634	357	3	252,541.10	73.93	73.93	600
75.01 - 80.00	654	156,252,581.40	65.73	6.62096	6.11546	357	3	238,918.32	79.88	79.88	653
80.01 - 85.00	90	25,184,509.86	10.59	6.91847	6.41297	357	3	279,827.89	84.33	84.33	629
85.01 - 90.00	94	21,875,429.52	9.20	6.96735	6.46185	357	3	232,717.34	89.65	89.65	628
90.01 - 95.00	45	9,772,570.59	4.11	7.81981	7.31431	357	3	217,168.24	94.96	94.96	629
95.01 - 100.00	36	5,979,100.31	2.52	8.02463	7.51913	357	3	166,086.12	99.98	99.98	634
TOTAL	993	237,710,615.33	100.00	6.78760	6.28210	357	3	239,386.32	81.33	81.33	644

Collateral Grouped by Original Combined Loan-to Value Ratio

COMBO LTV	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
0.00 - 50.00	4	1,007,999.08	0.42	7.04940	6.54390	356	4	251,999.77	47.62	47.62	629
50.01 - 55.00	4	842,500.00	0.35	6.73371	6.22821	357	3	210,625.00	52.18	52.18	557
55.01 - 60.00	8	1,673,921.19	0.70	6.92445	6.41895	357	3	209,240.15	57.36	57.36	599
60.01 - 65.00	12	3,126,500.00	1.32	6.39741	5.89191	357	3	260,541.67	63.84	63.84	607
65.01 - 70.00	25	6,692,140.28	2.82	7.03432	6.52882	357	3	267,685.61	68.94	68.94	624
70.01 - 75.00	21	5,303,363.10	2.23	6.87184	6.36634	357	3	252,541.10	73.93	73.93	600
75.01 - 80.00	654	156,252,581.40	65.73	6.62096	6.11546	357	3	238,918.32	79.88	79.88	653
80.01 - 85.00	90	25,184,509.86	10.59	6.91847	6.41297	357	3	279,827.89	84.33	84.33	629
85.01 - 90.00	94	21,875,429.52	9.20	6.96735	6.46185	357	3	232,717.34	89.65	89.65	628
90.01 - 95.00	45	9,772,570.59	4.11	7.81981	7.31431	357	3	217,168.24	94.96	94.96	629
95.01 - 100.00	36	5,979,100.31	2.52	8.02463	7.51913	357	3	166,086.12	99.98	99.98	634

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of

BSABS 2005-HE3 INTEREST ONLY COLLATERAL

Collateral Grouped by Original Combined Loan-to_Value Ratio

COMBO LTV	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
TOTAL	993	237,710,615.33	100.00	6.78760	6.28210	357	3	239,386.32	81.33	81.33	644

Collateral Grouped by Fico Score

FICO SCORE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
500 - 519	3	536,000.00	0.23	178,666.67	8.00935	63.89	63.89	511
520 - 539	21	4,077,943.42	1.72	194,187.78	7.88803	76.87	76.87	532
540 - 559	25	6,146,190.21	2.59	245,847.61	7.66714	74.98	74.98	549
560 - 579	35	8,564,884.72	3.60	244,710.99	7.41766	81.49	81.49	570
580 - 599	118	26,534,097.00	11.16	224,865.23	6.97300	83.45	83.45	590
600 - 619	117	26,450,029.28	11.13	226,068.63	6.84716	82.22	82.22	610
620 - 639	133	33,770,638.75	14.21	253,914.58	6.74161	81.98	81.98	630
640 - 659	202	49,004,486.39	20.62	242,596.47	6.73288	81.25	81.25	649
660 - 679	131	30,904,394.98	13.00	235,911.41	6.70041	80.86	80.86	668
680 - 699	100	24,597,512.86	10.35	245,975.13	6.44637	80.66	80.66	688
700 - 719	45	11,222,575.19	4.72	249,390.56	6.61961	82.12	82.12	709
720 - 739	23	6,299,391.49	2.65	273,886.59	6.28479	81.77	81.77	732
740 - 759	27	5,542,068.06	2.33	205,261.78	6.67935	79.62	79.62	746
760 - 779	9	3,091,700.00	1.30	343,522.22	6.41280	80.34	80.34	765
780 - 799	2	543,193.98	0.23	271,596.99	5.59647	80.00	80.00	790
800 - 819	2	425,509.00	0.18	212,754.50	7.58908	80.00	80.00	804
TOTAL	993	237,710,615.33	100.00	239,386.32	6.78760	81.33	81.33	644

Collateral Grouped by Property Type

PROPTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
2-4 Family	61	17,456,882.76	7.34
Condominium	83	18,314,288.49	7.70
PUD	180	42,078,899.84	17.70
Single Family	669	159,860,544.24	67.25
TOTAL	993	237,710,615.33	100.00

Collateral Grouped by Occupancy Type

OCCTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Investor	70	12,919,062.00	5.43
Owner Occupied	910	222,616,788.33	93.65
Second Home	13	2,174,765.00	0.91

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates

BSABS 2005-HE3 INTEREST ONLY COLLATERAL

Collateral Grouped by Occupancy Type

OCCTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
TOTAL	993	237,710,615.33	100.00

Collateral Grouped by Documentation Type

DOCTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Full/Alternative	542	122,229,195.72	51.42
Limited	6	2,204,200.00	0.93
Stated Income	440	111,540,519.61	46.92
Stated/Stated	5	1,736,700.00	0.73
TOTAL	993	237,710,615.33	100.00

Collateral Grouped by Back Ratio (DTI)

BACK RATIO	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg BACK RATIO
5.01 - 10.00	2	262,400.00	0.11	131,200.00	7.85831	80.00	80.00	6.94
10.01 - 15.00	6	1,516,055.00	0.64	252,675.83	7.03504	81.74	81.74	12.73
15.01 - 20.00	6	1,049,879.72	0.44	174,979.95	6.91448	84.21	84.21	17.92
20.01 - 25.00	19	4,751,965.09	2.00	250,103.43	6.68995	80.12	80.12	23.10
25.01 - 30.00	51	9,395,180.75	3.95	184,219.23	7.13479	83.38	83.38	27.72
30.01 - 35.00	96	20,575,976.27	8.66	214,333.09	6.90393	81.06	81.06	32.93
35.01 - 40.00	198	49,974,263.08	21.02	252,395.27	6.77247	80.81	80.81	37.90
40.01 - 45.00	253	63,426,148.99	26.68	250,696.24	6.82901	81.24	81.24	42.58
45.01 - 50.00	234	55,709,414.41	23.44	238,074.42	6.79079	81.81	81.81	47.62
50.01 - 55.00	128	31,049,332.02	13.06	242,572.91	6.52900	81.09	81.09	52.96
TOTAL	993	237,710,615.33	100.00	239,386.32	6.78760	81.33	81.33	41.98

Collateral Grouped by Loan Purpose

LOAN PURP	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Cash Out Refinance	307	80,091,392.89	33.69
Purchase	634	147,363,904.51	61.99
Rate/Term Refinance	52	10,255,317.93	4.31
TOTAL	993	237,710,615.33	100.00

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates

Collateral Grouped by Lien

LIEN	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
First Lien	993	237,710,615.33	100.00	239,386.32	6.78760	81.33	644
TOTAL	993	237,710,615.33	100.00	239,386.32	6.78760	81.33	644

Collateral Grouped by Balloon Flag

BALLOON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
No	993	237,710,615.33	100.00
TOTAL	993	237,710,615.33	100.00

Collateral Grouped by Prepay Penalty

PREPAY PP DESC	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
No	**101**	**23,703,223.40**	**9.97**
No PP	101	23,703,223.40	9.97
Yes	**892**	**214,007,391.93**	**90.03**
1Y PP	37	11,003,552.84	4.63
2.5Y PP	12	3,028,245.44	1.27
2Y PP	705	167,891,000.87	70.63
3Y PP	129	30,937,102.78	13.01
6M PP	9	1,147,490.00	0.48
TOTAL	993	237,710,615.33	100.00

Collateral Grouped by Geographic Distribution

STATE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
AL	14	1,337,975.00	0.56
AZ	39	6,328,065.23	2.66
CA	440	137,870,837.59	58.00
CO	62	11,689,110.32	4.92
CT	1	204,000.00	0.09
DC	3	744,940.00	0.31
FL	87	15,829,997.34	6.66
GA	75	10,529,024.68	4.43
HI	1	431,200.00	0.18
ID	4	610,200.00	0.26
IL	19	4,253,260.42	1.79
IN	3	234,929.00	0.10
KS	8	859,490.00	0.36

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Collateral Grouped by Geographic Distribution

STATE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
KY	2	282,850.00	0.12
LA	2	544,000.00	0.23
MA	7	2,085,884.72	0.88
MD	24	6,123,484.01	2.58
MI	3	581,762.22	0.24
MN	29	5,482,975.59	2.31
MO	11	1,392,279.08	0.59
MS	1	180,000.00	0.08
MT	1	113,760.00	0.05
NC	6	883,431.00	0.37
NH	1	228,000.00	0.10
NJ	3	927,000.00	0.39
NM	3	345,033.90	0.15
NV	31	7,230,058.24	3.04
NY	2	691,750.00	0.29
OH	2	357,420.00	0.15
OR	4	577,560.00	0.24
PA	1	64,000.00	0.03
RI	1	250,582.96	0.11
SC	5	639,367.01	0.27
TN	3	351,949.71	0.15
TX	31	4,496,079.17	1.89
UT	16	2,091,868.41	0.88
VA	12	3,039,783.36	1.28
WA	34	7,427,506.37	3.12
WI	1	215,200.00	0.09
WY	1	184,000.00	0.08
TOTAL	**993**	**237,710,615.33**	**100.00**

Collateral Grouped by Margin

AM TYPE MARGIN	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
ARMS	**957**	**230,553,307.20**	**96.99**
2.000 - 2.499	1	271,853.35	0.11
2.500 - 2.999	4	1,172,500.00	0.49
3.000 - 3.499	1	132,000.00	0.06
3.500 - 3.999	2	491,200.00	0.21
4.000 - 4.499	18	4,162,304.97	1.75
4.500 - 4.999	53	14,979,534.85	6.30
5.000 - 5.499	164	45,218,103.30	19.02
5.500 - 5.999	152	42,323,010.72	17.80
6.000 - 6.499	405	93,905,167.43	39.50
6.500 - 6.999	71	15,105,753.29	6.35

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates

BSABS 2005-HE3 INTEREST ONLY COLLATERAL

Collateral Grouped by Margin

AM TYPE MARGIN	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
7.000 - 7.499	26	3,856,166.15	1.62
7.500 - 7.999	20	2,862,420.46	1.20
8.000 - 8.499	18	2,712,541.02	1.14
8.500 - 8.999	13	1,551,126.66	0.65
9.000 - 9.499	8	1,663,225.00	0.70
10.500 - 10.999	1	146,400.00	0.06
FIXED	**36**	**7,157,308.13**	**3.01**
0.000 - 0.499	36	7,157,308.13	3.01
TOTAL	**993**	**237,710,615.33**	**100.00**

Collateral Grouped by Index

INDEX	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
FIXED	36	7,157,308.13	3.01
WSJ-1YRLIBOR	4	1,109,249.90	0.47
WSJ-6MLIBOR	953	229,444,057.30	96.52
TOTAL	**993**	**237,710,615.33**	**100.00**

Collateral Grouped by Product Type

PRODUCT	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Avg ORIGINAL BALANCE	Wtd Avg STATED ORIGINAL TERM	Wtd Avg STATED REM TERM	Wtd Avg AGE	Wtd Avg FICO SCORE	Wtd Avg BACK RATIO	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg MARGIN	Wtd Avg INIT RATE CAP	Wtd Avg PER RATE CAP	Wtd Avg GROSS LIFE CAP	Wtd Avg ROLL
6MLIBOR IO	4	1,194,000.00	0.50	6.90086	6.39536	298,500.00	360	357	3	676	33.05	78.08	78.08	2.92873	1.00000	1.00000	6.00000	3
FIXED IO	36	7,157,308.13	3.01	7.38569	6.88019	198,876.39	360	357	3	662	41.81	83.72	83.72	0.00000	0.00000	0.00000	0.00000	0
LIBOR 2/6 ARM IO	839	201,249,732.46	84.66	6.79505	6.28955	239,884.30	360	357	3	642	41.88	81.49	81.49	5.89586	2.46400	1.02273	6.57145	21
LIBOR 3/6 ARM IO	106	26,204,274.94	11.02	6.53987	6.03437	247,221.24	360	356	4	645	43.06	79.32	79.32	5.74006	2.98144	1.02036	6.27946	32
LIBOR 5/1 ARM IO	4	1,109,249.90	0.47	6.75981	6.25431	277,312.50	360	357	3	686	47.92	85.02	85.02	5.63577	2.00000	2.00000	6.00000	57
LIBOR 5/6 ARM IO	4	796,049.90	0.33	7.55060	7.04510	199,012.50	360	355	5	626	39.35	84.81	84.81	7.54225	4.66585	1.00000	5.16707	55
TOTAL	**993**	**237,710,615.33**	**100.00**	**6.78760**	**6.28210**	**239,403.05**	**360**	**357**	**3**	**644**	**41.98**	**81.33**	**81.33**	**5.86722**	**2.52060**	**1.02697**	**6.52770**	**23**

Collateral Grouped by IO Term

IO PERIOD	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
10 YEARS	140	25,371,918.45	10.67
2 YEARS	330	82,142,316.88	34.56
3 YEARS	36	6,112,240.30	2.57
5 YEARS	487	124,084,139.70	52.20
TOTAL	**993**	**237,710,615.33**	**100.00**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Collateral Grouped by Product Type

PRODUCT	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Avg ORIGINAL BALANCE	Wtd Avg STATED ORIGINAL TERM	Wtd Avg STATED REM TERM	Wtd Avg AGE	Wtd Avg FICO SCORE	Wtd Avg BACK RATIO	Wtd Avg LOAN TO VALUE	Wtd Avg CLTV SEC	Wtd Avg MARGIN	Wtd Avg INIT RATE CAP	Wtd Avg PER RATE CAP	Wtd Avg GROSS LIFE CAP	Wtd Avg ROLL
6MLIBOR IO	1	650,000.00	0.73	6.87500	6.36950	650,000.00	360	357	3	675	40.10	76.47	80.00	2.85000	1.00000	1.00000	6.00000	3
FIXED	24	3,368,232.36	3.81	7.42149	6.91599	140,581.17	360	357	3	642	42.01	79.98	99.00	0.00000	0.00000	0.00000	0.00000	0
FIXED IO	1	459,000.00	0.52	7.50000	6.99450	459,000.00	360	357	3	653	46.00	80.00	89.99	0.00000	0.00000	0.00000	0.00000	0
LIBOR 2/6 ARM	190	33,336,289.09	37.68	7.06099	6.55549	175,687.79	360	357	3	624	41.21	82.27	98.86	5.79774	2.21096	1.20184	6.54281	21
LIBOR 2/6 ARM IO	149	45,341,726.05	51.25	6.56909	6.06359	304,327.57	359	356	3	654	42.38	80.58	99.35	5.72386	2.44344	1.03629	6.68923	21
LIBOR 3/6 ARM	10	2,065,509.63	2.33	6.58960	6.08410	207,082.00	360	356	4	661	43.70	79.78	98.04	5.66691	2.71087	1.09638	6.27514	32
LIBOR 3/6 ARM IO	6	2,432,299.00	2.75	6.09384	5.58834	405,383.33	360	357	3	666	43.20	82.03	98.69	5.07997	3.00000	1.00000	6.17498	33
LIBOR 5/1 ARM IO	1	451,999.90	0.51	6.50000	5.99450	452,000.00	360	357	3	659	47.00	80.00	100.00	5.50000	2.00000	2.00000	6.00000	57
LIBOR 5/6 ARM	1	362,000.00	0.41	6.15000	5.64450	362,000.00	360	358	2	678	53.80	78.70	93.91	5.25000	3.00000	1.00000	6.00000	58
TOTAL	383	88,467,056.03	100.00	6.77932	6.27382	231,137.22	359	356	3	643	42.05	81.17	98.89	5.70777	2.36332	1.10663	6.59476	22

Collateral Grouped by Current Balance

CURRENT BALANCE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
0.00 - 49,999.99	3	133,886.09	0.15	8.6494	8.1439	357	3	44,628.70	76.61	76.61	600
50,000.00 - 99,999.99	78	6,458,634.38	7.30	7.4842	6.9787	357	3	82,803.00	82.54	82.54	618
100,000.00 - 149,999.99	97	11,943,654.99	13.50	7.2266	6.7211	357	3	123,130.46	83.80	83.80	615
150,000.00 - 199,999.99	37	6,328,561.08	7.15	7.1116	6.6061	356	4	171,042.19	82.51	82.51	634
200,000.00 - 249,999.99	26	5,772,515.86	6.53	6.8825	6.3770	356	4	222,019.84	81.61	81.61	639
250,000.00 - 299,999.99	14	3,734,923.82	4.22	6.6073	6.1018	356	4	266,780.27	81.43	81.43	636
300,000.00 - 349,999.99	7	2,263,290.93	2.56	6.2534	5.7479	330	4	323,327.28	80.75	80.75	674
350,000.00 - 399,999.99	48	18,036,873.48	20.39	6.6444	6.1389	357	3	375,768.20	80.03	80.03	645
400,000.00 - 449,999.99	42	17,658,706.21	19.96	6.4861	5.9806	358	2	420,445.39	80.83	80.83	663
450,000.00 - 499,999.99	16	7,579,269.60	8.57	6.5585	6.0530	357	3	473,704.35	80.00	80.00	655
500,000.00 - 549,999.99	7	3,681,865.00	4.16	6.5183	6.0128	357	3	525,980.71	82.15	82.15	644
550,000.00 - 599,999.99	4	2,308,875.59	2.61	6.3292	5.8237	358	2	577,218.90	76.21	76.21	649
600,000.00 - 649,999.99	2	1,265,999.00	1.43	7.1691	6.6636	357	3	632,999.50	80.38	80.38	633
650,000.00 - 699,999.99	2	1,300,000.00	1.47	6.6125	6.1070	357	3	650,000.00	76.47	76.47	668
TOTAL	383	88,467,056.03	100.00	6.7793	6.2738	356	3	230,984.48	81.17	81.17	643

Collateral Grouped by Current Gross Coupon

CURRENT GROSS COUPON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Min CURRENT GROSS COUPON	Max CURRENT GROSS COUPON	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
5.000 - 5.249	2	752,794	0.85	5.0000	4.4945	279	3	5.0000	5.0000	376,397	80.00	80.00	735
5.250 - 5.499	6	2,421,812	2.74	5.3642	4.8587	358	2	5.2500	5.4500	403,635	80.00	80.00	670
5.500 - 5.749	8	2,070,355	2.34	5.5921	5.0866	357	3	5.5000	5.6900	258,794	81.02	81.02	659
5.750 - 5.999	26	9,715,246	10.98	5.9010	5.3955	357	3	5.7500	5.9950	373,663	79.84	79.84	644
6.000 - 6.249	18	4,558,003	5.15	6.1220	5.6165	357	3	6.0000	6.2300	253,222	79.83	79.83	656
6.250 - 6.499	47	11,945,163	13.50	6.3627	5.8572	357	3	6.2500	6.4800	254,152	80.55	80.55	661
6.500 - 6.749	54	14,457,121	16.34	6.5901	6.0846	357	3	6.5000	6.7400	267,724	80.25	80.25	657

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

BSABS 2005-HE3 GROUPI COLLATERAL W/SECONDS

Collateral Grouped by Current Gross Coupon

CURRENT GROSS COUPON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Min CURRENT GROSS COUPON	Max CURRENT GROSS COUPON	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
6.750 - 6.999	55	13,150,157	14.86	6.8711	6.3656	357	3	6.7500	6.9900	239,094	80.51	80.51	650
7.000 - 7.249	35	8,059,874	9.11	7.0788	6.5733	357	3	7.0000	7.2450	230,282	81.41	81.41	624
7.250 - 7.499	32	6,249,668	7.06	7.3445	6.8390	357	3	7.2500	7.4950	195,302	83.06	83.06	620
7.500 - 7.749	32	6,041,212	6.83	7.5657	7.0602	357	3	7.5000	7.7000	188,788	81.54	81.54	633
7.750 - 7.999	17	2,906,988	3.29	7.8655	7.3600	357	3	7.7500	7.9900	170,999	82.74	82.74	613
8.000 - 8.249	9	1,334,446	1.51	8.0981	7.5926	357	3	8.0000	8.1500	148,272	83.79	83.79	591
8.250 - 8.499	12	1,720,740	1.95	8.3732	7.8677	357	3	8.2600	8.4900	143,395	86.63	86.63	602
8.500 - 8.749	8	771,700	0.87	8.6134	8.1079	357	3	8.5100	8.7000	96,463	86.57	86.57	589
8.750 - 8.999	7	1,006,923	1.14	8.8195	8.3140	358	2	8.7500	8.9700	143,846	88.19	88.19	594
9.000 - 9.249	5	551,809	0.62	9.1346	8.6291	356	4	9.0750	9.1600	110,362	88.31	88.31	575
9.250 - 9.499	3	237,185	0.27	9.3185	8.8130	357	3	9.2800	9.4100	79,062	86.48	86.48	565
9.500 - 9.749	3	249,941	0.28	9.5346	9.0291	358	2	9.5000	9.6100	83,314	86.09	86.09	568
9.750 - 9.999	2	150,511	0.17	9.8326	9.3271	357	3	9.8100	9.8600	75,256	86.00	86.00	591
10.000 - 10.249	2	115,409	0.13	10.1001	9.5946	357	3	10.0500	10.1300	57,704	88.66	88.66	560
TOTAL	383	88,467,056	100.00	6.7793	6.2738	356	3	5.0000	10.1300	230,984	81.17	81.17	643

Collateral Grouped by Original Loan-to-Value Ratio

LOAN TO VALUE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
60.01 - 65.00	1	40,846.56	0.05	7.60000	7.09450	356	4	40,846.56	62.12	62.12	683
65.01 - 70.00	2	652,859.33	0.74	5.98357	5.47807	359	1	326,429.66	69.99	69.99	542
70.01 - 75.00	6	1,505,796.38	1.70	7.23434	6.72884	357	3	250,966.06	74.53	74.53	668
75.01 - 80.00	270	68,952,263.99	77.94	6.59793	6.09243	356	3	255,378.76	79.89	79.89	653
80.01 - 85.00	29	7,323,045.57	8.28	7.24968	6.74418	357	3	252,518.81	83.88	83.88	616
85.01 - 90.00	74	9,914,051.57	11.21	7.65786	7.15236	357	3	133,973.67	89.80	89.80	595
90.01 - 95.00	1	78,192.63	0.09	8.75000	8.24450	355	5	78,192.63	95.00	95.00	567
TOTAL	383	88,467,056.03	100.00	6.77932	6.27382	356	3	230,984.48	81.17	81.17	643

Collateral Grouped by Original Combined Loan-to_Value Ratio

COMBO LTV	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
60.01 - 65.00	1	40,846.56	0.05	7.60000	7.09450	356	4	40,846.56	62.12	62.12	683
65.01 - 70.00	2	652,859.33	0.74	5.98357	5.47807	359	1	326,429.66	69.99	69.99	542
70.01 - 75.00	6	1,505,796.38	1.70	7.23434	6.72884	357	3	250,966.06	74.53	74.53	668
75.01 - 80.00	270	68,952,263.99	77.94	6.59793	6.09243	356	3	255,378.76	79.89	79.89	653
80.01 - 85.00	29	7,323,045.57	8.28	7.24968	6.74418	357	3	252,518.81	83.88	83.88	616
85.01 - 90.00	74	9,914,051.57	11.21	7.65786	7.15236	357	3	133,973.67	89.80	89.80	595
90.01 - 95.00	1	78,192.63	0.09	8.75000	8.24450	355	5	78,192.63	95.00	95.00	567
TOTAL	383	88,467,056.03	100.00	6.77932	6.27382	356	3	230,984.48	81.17	81.17	643

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates

Collateral Grouped by Fico Score

FICO SCORE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
520 - 539	3	774,071.09	0.87	258,023.70	6.48241	72.87	72.87	535
540 - 559	3	538,141.94	0.61	179,380.65	8.23193	85.00	85.00	547
560 - 579	25	3,511,785.90	3.97	140,471.44	8.28089	87.45	87.45	573
580 - 599	80	12,854,478.42	14.53	160,680.98	7.17553	85.01	85.01	588
600 - 619	51	8,605,351.83	9.73	168,732.39	6.95301	80.42	80.42	609
620 - 639	55	14,372,588.16	16.25	261,319.78	6.77327	80.25	80.25	629
640 - 659	67	19,236,609.29	21.74	287,113.57	6.66026	80.62	80.62	649
660 - 679	42	11,452,753.20	12.95	272,684.60	6.51519	79.96	79.96	669
680 - 699	28	7,968,597.32	9.01	284,592.76	6.35541	79.88	79.88	687
700 - 719	14	4,163,101.26	4.71	297,364.38	6.60746	79.41	79.41	706
720 - 739	6	1,968,378.55	2.22	328,063.09	6.29826	80.34	80.34	732
740 - 759	5	1,554,005.09	1.76	310,801.02	6.05908	80.00	80.00	747
760 - 779	3	1,140,000.00	1.29	380,000.00	6.54368	80.00	80.00	765
780 - 799	1	327,193.98	0.37	327,193.98	5.00000	80.00	80.00	788
TOTAL	**383**	**88,467,056.03**	**100.00**	**230,984.48**	**6.77932**	**81.17**	**81.17**	**643**

Collateral Grouped by Property Type

PROPTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
2-4 Family	6	2,429,250.56	2.75
Condominium	13	4,182,742.77	4.73
PUD	67	14,546,487.34	16.44
Single Family	297	67,308,575.36	76.08
TOTAL	**383**	**88,467,056.03**	**100.00**

Collateral Grouped by Occupancy Type

OCCTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Investor	8	1,692,414.07	1.91
Owner Occupied	374	86,334,641.96	97.59
Second Home	1	440,000.00	0.50
TOTAL	**383**	**88,467,056.03**	**100.00**

Collateral Grouped by Documentation Type

DOCTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Full/Alternative	242	44,940,202.11	50.80
Limited	2	853,628.07	0.96

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates

Collateral Grouped by Documentation Type

DOCTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Stated Income	139	42,673,225.85	48.24
TOTAL	383	88,467,056.03	100.00

Collateral Grouped by Back Ratio (DTI)

BACK RATIO	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg BACK RATIO
10.01 - 15.00	2	1,134,800.00	1.28	567,400.00	6.50481	80.43	80.43	11.56
20.01 - 25.00	6	807,688.54	0.91	134,614.76	7.13490	82.55	82.55	22.58
25.01 - 30.00	19	3,353,459.35	3.79	176,497.86	7.02802	82.52	82.52	28.08
30.01 - 35.00	31	5,878,945.07	6.65	189,643.39	6.98972	80.93	80.93	32.95
35.01 - 40.00	80	17,775,295.02	20.09	222,191.19	6.75967	80.61	80.61	37.87
40.01 - 45.00	118	28,707,568.61	32.45	243,284.48	6.85784	80.95	80.95	42.87
45.01 - 50.00	101	24,412,497.31	27.60	241,707.89	6.75296	81.53	81.53	47.68
50.01 - 55.00	26	6,396,802.13	7.23	246,030.85	6.26224	81.86	81.86	52.03
TOTAL	383	88,467,056.03	100.00	230,984.48	6.77932	81.17	81.17	42.05

Collateral Grouped by Loan Purpose

LOAN PURP	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Cash Out Refinance	29	9,700,164.39	10.96
Purchase	340	76,015,173.27	85.92
Rate/Term Refinance	14	2,751,718.37	3.11
TOTAL	383	88,467,056.03	100.00

Collateral Grouped by Lien

LIEN	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
First Lien	383	88,467,056.03	100.00	230,984.48	6.77932	81.17	643
TOTAL	383	88,467,056.03	100.00	230,984.48	6.77932	81.17	643

Collateral Grouped by Balloon Flag

BALLOON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
No	383	88,467,056.03	100.00
TOTAL	383	88,467,056.03	100.00

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates

Collateral Grouped by Prepay Penalty

PREPAY PP DESC	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
No	42	10,016,468.50	11.32
No PP	42	10,016,468.50	11.32
Yes	341	78,450,587.53	88.68
1Y PP	18	5,888,995.08	6.66
2.5Y PP	1	572,000.00	0.65
2Y PP	277	63,881,063.85	72.21
3Y PP	45	8,108,528.60	9.17
TOTAL	383	88,467,056.03	100.00

Collateral Grouped by Geographic Distribution

STATE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
AL	7	696,439.18	0.79
AR	2	194,608.93	0.22
AZ	7	1,242,964.33	1.41
CA	130	49,124,885.74	55.53
CO	17	3,147,349.59	3.56
DC	1	163,625.20	0.18
DE	2	258,005.79	0.29
FL	18	3,360,576.11	3.80
GA	11	1,275,447.30	1.44
ID	3	533,332.93	0.60
IL	7	2,735,295.17	3.09
IN	9	853,291.87	0.96
KS	1	95,825.29	0.11
KY	1	144,000.00	0.16
LA	9	1,237,936.94	1.40
MA	2	701,717.49	0.79
MD	6	1,547,833.49	1.75
MI	1	40,846.56	0.05
MN	7	1,200,639.39	1.36
MO	12	1,584,278.61	1.79
NC	8	934,099.37	1.06
NJ	1	462,690.50	0.52
NV	7	1,742,149.46	1.97
OH	7	778,924.38	0.88
OK	3	299,287.99	0.34
OR	2	298,556.79	0.34
PA	4	579,730.48	0.66
SC	1	107,610.06	0.12
TN	15	1,826,154.80	2.06
TX	55	6,906,261.48	7.81
UT	10	1,380,197.01	1.56

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

BSABS 2005-HE3 GROUPI COLLATERAL W/SECONDS

Collateral Grouped by Geographic Distribution

STATE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
VA	10	1,725,093.11	1.95
WA	5	1,010,584.78	1.14
WI	2	276,815.91	0.31
TOTAL	383	88,467,056.03	100.00

Collateral Grouped by Margin

AM TYPE MARGIN	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
ARMS	358	84,639,823.67	95.67
2.500 - 2.999	1	650,000.00	0.73
3.500 - 3.999	1	94,192.60	0.11
4.000 - 4.499	10	2,237,475.23	2.53
4.500 - 4.999	29	5,748,559.68	6.50
5.000 - 5.499	107	24,379,807.67	27.56
5.500 - 5.999	72	18,751,784.78	21.20
6.000 - 6.499	78	23,897,740.43	27.01
6.500 - 6.999	30	5,380,490.89	6.08
7.000 - 7.499	11	1,705,991.29	1.93
7.500 - 7.999	5	464,329.75	0.52
8.000 - 8.499	10	944,372.57	1.07
8.500 - 8.999	3	238,678.78	0.27
10.500 - 10.999	1	146,400.00	0.17
FIXED	25	3,827,232.36	4.33
0.000 - 0.499	25	3,827,232.36	4.33
TOTAL	383	88,467,056.03	100.00

Collateral Grouped by Index

INDEX	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
FIXED	25	3,827,232.36	4.33
WSJ-1YRLIBOR	1	451,999.90	0.51
WSJ-6MLIBOR	357	84,187,823.77	95.16
TOTAL	383	88,467,056.03	100.00

Collateral Grouped by Product Type

PRODUCT	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Avg ORIGINAL BALANCE	Wtd Avg STATED ORIGINAL TERM	Wtd Avg STATED REM TERM	Wtd Avg AGE	Wtd Avg FICO SCORE	Wtd Avg BACK RATIO	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg MARGIN	Wtd Avg INIT RATE CAP	Wtd Avg PER RATE CAP	Wtd Avg GROSS LIFE CAP	Wtd Avg ROLL
6MLIBOR IO	1	650,000.00	0.73	6.87500	6.36950	650,000.00	360	357	3	675	40.10	76.47	76.47	2.85000	1.00000	1.00000	6.00000	3

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

BSABS 2005-HE3 GROUPI COLLATERAL W/SECONDS

Collateral Grouped by Product Type

PRODUCT	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Avg ORIGINAL BALANCE	Wtd Avg STATED ORIGINAL TERM	Wtd Avg STATED REM TERM	Wtd Avg AGE	Wtd Avg FICO SCORE	Wtd Avg BACK RATIO	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg MARGIN	Wtd Avg INIT RATE CAP	Wtd Avg PER RATE CAP	Wtd Avg GROSS LIFE CAP	Wtd Avg ROLL
FIXED	24	3,368,232.36	3.81	7.42149	6.91599	140,581.17	360	357	3	642	42.01	79.98	79.98	0.00000	0.00000	0.00000	0.00000	0
FIXED IO	1	459,000.00	0.52	7.50000	6.99450	459,000.00	360	357	3	653	46.00	80.00	80.00	0.00000	0.00000	0.00000	0.00000	0
LIBOR 2/6 ARM	190	33,336,289.09	37.68	7.06099	6.55549	175,687.79	360	357	3	624	41.21	82.27	82.27	5.79774	2.21096	1.20184	6.54281	21
LIBOR 2/6 ARM IO	149	45,341,726.05	51.25	6.56909	6.06359	304,327.57	359	356	3	654	42.38	80.58	80.58	5.72386	2.44344	1.03629	6.68923	21
LIBOR 3/6 ARM	10	2,065,509.63	2.33	6.58960	6.08410	207,082.00	360	356	4	661	43.70	79.78	79.78	5.66691	2.71087	1.09638	6.27514	32
LIBOR 3/6 ARM IO	6	2,432,299.00	2.75	6.09384	5.58834	405,383.33	360	357	3	666	43.20	82.03	82.03	5.07997	3.00000	1.00000	6.17498	33
LIBOR 5/1 ARM IO	1	451,999.90	0.51	6.50000	5.99450	452,000.00	360	357	3	659	47.00	80.00	80.00	5.50000	2.00000	2.00000	6.00000	57
LIBOR 5/6 ARM	1	362,000.00	0.41	6.15000	5.64450	362,000.00	360	358	2	678	53.80	78.70	78.70	5.25000	3.00000	1.00000	6.00000	58
TOTAL	383	88,467,056.03	100.00	6.77932	6.27382	231,137.22	359	356	3	643	42.05	81.17	81.17	5.70777	2.36332	1.10663	6.59476	22

Collateral Grouped by IO Term

IO PERIOD	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
10 YEARS	17	4,662,423.15	5.27
2 YEARS	60	20,420,715.62	23.08
5 YEARS	81	24,251,886.18	27.41
NON-IO	225	39,132,031.08	44.23
TOTAL	383	88,467,056.03	100.00

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Hernandez, Belinda

From: Durden, Robert R (Exchange) [rdurden@bear.com]
Sent: Monday, March 07, 2005 10:54 AM
To: Calabrese Jr., Ernest (Exchange); Kenslea, Daniel (Exchange)
Cc: Levine, Shira P.
Subject: RE: Collateral questions on BSABS 2005-HE3 from DL Babson

38.97% of the deal has silent seconds.

CLTV with seconds for entire deal = 89.64%

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets.

Robert R. Durden
Fixed Income
Mortgage Finance
Bear, Stearns & Co. Inc.
383 Madison Avenue
New York, NY 10179
(212) 272-5714 Tel
(212) 272-5591 Fax

-----Original Message-----
From: Calabrese Jr., Ernest (Exchange)
Sent: Monday, March 07, 2005 10:49 AM
To: Kenslea, Daniel (Exchange); Durden, Robert R (Exchange)
Subject: RE: Collateral questions on BSABS 2005-HE3 from DL Babson

Robert, can you please send Dan the info below as soon as possible.

-----Original Message-----
From: Kenslea, Daniel (Exchange)
Sent: Monday, March 07, 2005 10:45 AM
To: Calabrese Jr., Ernest (Exchange)
Subject: Collateral questions on BSABS 2005-HE3 from DL Babson

Ernie - shirley said you are the MAN on this one!!

Dan

-----Original Message-----
From: Keller, John [mailto:jkeller@BabsonCapital.com]
Sent: Monday, March 07, 2005 10:27 AM
To: Kenslea, Daniel (Exchange)

Subject: RE: BSABS 2005-HE3 **New Deal Announcement**

potential AAA interest. Can I get:

% of loans with silent 2nd
CLTV of entire deal with those silent 2nds included

Thanks,

John

-----Original Message-----
From: Kenslea, Daniel (Exchange) [mailto:dkenslea@bear.com]
Sent: Monday, March 07, 2005 9:25 AM
Subject: FW: BSABS 2005-HE3 **New Deal Announcement**

deal structure should be on your Bloomberg by now....

>
> New Offering
> 661,710,000 of Subprime Loans
> BSABS 2005-HE3
> Serviced by EMC
> 3/31/05 SETTLE
>
>
>
> TERM SHEET
> > <<BSABS 2005-HE3 Term Sheet - v1.pdf>>
>
> Yield Tables
> > <<Call.pdf>> > > <<Maturity.pdf>>
>
> CDI File
>
> > <<bs0305.cdi>>
> Deal Name: bs0305
> Password: YKBY
>
>
>
>
>
>
>

This e-mail transmission may contain information that is proprietary, privileged and/or confidential and is intended exclusively for the
person(s) to whom it is addressed. Any use, copying, retention or disclosure by any person other than the intended recipient or the intended recipient's designees is strictly prohibited. If you are not the intended recipient or their designee, please notify the sender immediately by return e-mail and delete all copies.

Bear Stearns is not responsible for any recommendation, solicitation, offer or agreement or any information about any transaction, customer account or account activity contained in this communication.

Hernandez, Belinda

From: Durden, Robert R (Exchange) [rdurden@bear.com]
Sent: Monday, March 07, 2005 10:44 AM
To: Leavitt, Michal (Exchange)
Cc: Levine, Shira P.
Subject: RE: BSABS 05-HE3
Attachments: BSABS_2005_HE3_GROUPII{INT_ONLY}.pdf; BSABS_2005_HE3_GROUPI {INT_ONLY}.pdf; Disclaimer.txt

Attached are the requested strats.

Group I w/ second: 383 loans, 88,467,056.03

Group II w/ second: 275 loans, 46,098,569.41

IO loans w/second: 638 loans, 149,682,848.67

<<BSABS_2005_HE3_GROUPII{INT_ONLY}.pdf>> <<BSABS_2005_HE3_GROUPI{INT_ONLY}.pdf>>

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets.

Robert R. Durden

Fixed Income

Mortgage Finance

Bear, Stearns & Co. Inc.

383 Madison Avenue

New York, NY 10179

(212) 272-5714 Tel

(212) 272-5591 Fax

-----Original Message-----
From: Leavitt, Michal (Exchange)
Sent: Monday, March 07, 2005 10:27 AM
To: Durden, Robert R (Exchange)
Subject: FW: BSABS 05-HE3

-----Original Message-----

From: Leavitt, Michal (Exchange)

Sent: Monday, March 07, 2005 9:17 AM

To: Calabrese Jr., Ernest (Exchange)

Subject: BSABS 05-HE3

Looking for the following info:

IO loans- full stats on group 1 and 2

group 1 and 2- how many loans have piggyback 2nd's

How many IO loans have piggyback 2nds?

BSABS 2005-HE3 GROUPII: INTEREST ONLY COLLATERAL

Collateral Grouped by Product Type

PRODUCT	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Avg ORIGINAL BALANCE	Wtd Avg STATED ORIGINAL TERM	Wtd Avg STATED REM TERM	Wtd Avg AGE	Wtd Avg FICO SCORE	Wtd Avg BACK RATIO	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg MARGIN	Wtd Avg INIT RATE CAP	Wtd Avg PER RATE CAP	Wtd Avg GROSS LIFE CAP	Wtd Avg ROLL
LIBOR 2/6 ARM IO	87	18,396,176.12	89.74	6.63694	6.13144	211,470.97	360	357	3	692	46.63	82.89	82.89	5.78276	2.96095	1.00322	6.04062	21
LIBOR 3/6 ARM IO	9	2,102,173.25	10.26	6.55694	6.05144	233,574.89	360	357	3	677	51.61	80.81	80.81	5.62767	3.00000	1.00000	6.00000	33
TOTAL	96	20,498,349.37	100.00	6.62874	6.12324	213,543.21	360	357	3	691	47.14	82.68	82.68	5.76685	2.96496	1.00289	6.03645	22

Collateral Grouped by Current Balance

CURRENT BALANCE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
50,000.00 - 99,999.99	10	750,510.00	3.66	7.4129	6.9074	357	3	75,051.00	84.99	84.99	678
100,000.00 - 149,999.99	19	2,294,832.86	11.20	6.9703	6.4648	357	3	120,780.68	83.09	83.09	670
150,000.00 - 199,999.99	14	2,457,428.49	11.99	6.9784	6.4729	357	3	175,530.61	81.82	81.82	670
200,000.00 - 249,999.99	19	4,173,751.81	20.36	6.7749	6.2694	357	3	219,671.15	84.02	84.02	685
250,000.00 - 299,999.99	17	4,639,132.21	22.63	6.3524	5.8469	357	3	272,890.13	81.62	81.62	688
300,000.00 - 349,999.99	11	3,617,670.00	17.65	6.3733	5.8678	357	3	328,879.09	83.46	83.46	722
350,000.00 - 399,999.99	2	732,424.00	3.57	6.1705	5.6650	356	4	366,212.00	84.81	84.81	680
400,000.00 - 449,999.99	2	875,000.00	4.27	6.5503	6.0448	357	3	437,500.00	81.19	81.19	693
450,000.00 - 499,999.99	1	457,600.00	2.23	6.4000	5.8945	356	4	457,600.00	80.00	80.00	765
500,000.00 - 549,999.99	1	500,000.00	2.44	6.3750	5.8695	357	3	500,000.00	76.34	76.34	693
TOTAL	96	20,498,349.37	100.00	6.6287	6.1232	357	3	213,524.47	82.68	82.68	691

Collateral Grouped by Current Gross Coupon

CURRENT GROSS COUPON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Min CURRENT GROSS COUPON	Max CURRENT GROSS COUPON	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
5.250 - 5.499	4	1,188,530	5.80	5.3928	4.8873	357	3	5.3750	5.4000	297,133	82.15	82.15	692
5.500 - 5.749	4	1,161,533	5.67	5.6215	5.1160	356	4	5.5000	5.7000	290,383	81.45	81.45	703
5.750 - 5.999	8	1,969,724	9.61	5.9501	5.4446	356	4	5.8750	5.9900	246,215	84.17	84.17	672
6.000 - 6.249	4	850,313	4.15	6.0973	5.5918	356	4	6.0500	6.1250	212,578	83.51	83.51	676
6.250 - 6.499	13	3,489,870	17.03	6.3394	5.8339	357	3	6.2500	6.4900	268,452	81.37	81.37	700
6.500 - 6.749	13	2,998,900	14.63	6.5574	6.0519	357	3	6.5000	6.6250	230,685	80.74	80.74	687
6.750 - 6.999	14	3,097,854	15.11	6.8649	6.3594	357	3	6.7500	6.9900	221,275	81.29	81.29	700
7.000 - 7.249	10	1,804,072	8.80	7.1005	6.5950	357	3	7.0000	7.2000	180,407	85.61	85.61	675
7.250 - 7.499	7	1,187,151	5.79	7.3701	6.8646	357	3	7.2500	7.4900	169,593	82.35	82.35	708
7.500 - 7.749	11	1,441,510	7.03	7.5711	7.0656	357	3	7.5000	7.7000	131,046	83.08	83.08	687
7.750 - 7.999	5	912,840	4.45	7.8584	7.3529	357	3	7.7500	7.9900	182,568	88.31	88.31	704
8.000 - 8.249	1	110,000	0.54	8.1000	7.5945	357	3	8.1000	8.1000	110,000	100.00	100.00	668
8.500 - 8.749	2	286,052	1.40	8.5374	8.0319	358	2	8.5000	8.6250	143,026	84.48	84.48	643
TOTAL	96	20,498,349	100.00	6.6287	6.1232	357	3	5.3750	8.6250	213,524	82.68	82.68	691

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates

BSABS 2005-HE3 GROUPII: INTEREST ONLY COLLATERAL

Collateral Grouped by Original Loan-to-Value Ratio

LOAN TO VALUE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
55.01 - 60.00	1	289,999.25	1.41	6.99000	6.48450	356	4	289,999.25	55.24	55.24	746
60.01 - 65.00	1	247,000.00	1.20	6.62500	6.11950	358	2	247,000.00	63.99	63.99	656
65.01 - 70.00	1	111,300.00	0.54	6.87500	6.36950	358	2	111,300.00	70.00	70.00	650
75.01 - 80.00	57	12,350,372.01	60.25	6.62292	6.11742	357	3	216,673.19	79.78	79.78	693
80.01 - 85.00	15	3,306,853.44	16.13	6.33838	5.83288	357	3	220,456.90	84.44	84.44	705
85.01 - 90.00	13	2,788,573.81	13.60	6.57683	6.07133	357	3	214,505.68	89.86	89.86	668
90.01 - 95.00	1	85,500.00	0.42	8.62500	8.11950	358	2	85,500.00	95.00	95.00	637
95.01 - 100.00	7	1,318,750.86	6.43	7.29208	6.78658	356	4	188,392.98	100.00	100.00	681
TOTAL	**96**	**20,498,349.37**	**100.00**	**6.62874**	**6.12324**	**357**	**3**	**213,524.47**	**82.68**	**82.68**	**691**

Collateral Grouped by Original Combined Loan-to_Value Ratio

COMBO LTV	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
55.01 - 60.00	1	289,999.25	1.41	6.99000	6.48450	356	4	289,999.25	55.24	55.24	746
60.01 - 65.00	1	247,000.00	1.20	6.62500	6.11950	358	2	247,000.00	63.99	63.99	656
65.01 - 70.00	1	111,300.00	0.54	6.87500	6.36950	358	2	111,300.00	70.00	70.00	650
75.01 - 80.00	57	12,350,372.01	60.25	6.62292	6.11742	357	3	216,673.19	79.78	79.78	693
80.01 - 85.00	15	3,306,853.44	16.13	6.33838	5.83288	357	3	220,456.90	84.44	84.44	705
85.01 - 90.00	13	2,788,573.81	13.60	6.57683	6.07133	357	3	214,505.68	89.86	89.86	668
90.01 - 95.00	1	85,500.00	0.42	8.62500	8.11950	358	2	85,500.00	95.00	95.00	637
95.01 - 100.00	7	1,318,750.86	6.43	7.29208	6.78658	356	4	188,392.98	100.00	100.00	681
TOTAL	**96**	**20,498,349.37**	**100.00**	**6.62874**	**6.12324**	**357**	**3**	**213,524.47**	**82.68**	**82.68**	**691**

Collateral Grouped by Fico Score

FICO SCORE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
620 - 639	3	534,513.44	2.61	178,171.15	6.59248	83.99	83.99	632
640 - 659	27	5,045,812.82	24.62	186,881.96	6.70936	83.03	83.03	650
660 - 679	23	4,016,120.90	19.59	174,613.95	6.82860	83.87	83.87	670
680 - 699	17	4,066,122.96	19.84	239,183.70	6.37380	82.94	82.94	689
700 - 719	9	2,343,600.00	11.43	260,400.00	6.51499	83.58	83.58	712
720 - 739	4	1,095,100.00	5.34	273,775.00	5.76744	84.91	84.91	729
740 - 759	8	1,754,179.25	8.56	219,272.41	7.12659	77.20	77.20	746
760 - 779	4	1,326,900.00	6.47	331,725.00	6.56150	80.80	80.80	767
800 - 819	1	316,000.00	1.54	316,000.00	7.49000	80.00	80.00	806
TOTAL	**96**	**20,498,349.37**	**100.00**	**213,524.47**	**6.62874**	**82.68**	**82.68**	**691**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates

Collateral Grouped by Property Type

PROPTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
2-4 Family	16	4,957,433.01	24.18
Condominium	9	1,420,042.86	6.93
PUD	13	2,878,187.44	14.04
Single Family	58	11,242,686.06	54.85
TOTAL	**96**	**20,498,349.37**	**100.00**

Collateral Grouped by Occupancy Type

OCCTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Investor	16	3,863,680.00	18.85
Owner Occupied	77	16,203,069.37	79.05
Second Home	3	431,600.00	2.11
TOTAL	**96**	**20,498,349.37**	**100.00**

Collateral Grouped by Documentation Type

DOCTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Full/Alternative	73	15,360,762.37	74.94
Limited	1	247,200.00	1.21
Stated Income	21	4,545,687.00	22.18
Stated/Stated	1	344,700.00	1.68
TOTAL	**96**	**20,498,349.37**	**100.00**

Collateral Grouped by Back Ratio (DTI)

BACK RATIO	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg BACK RATIO
25.01 - 30.00	5	701,560.05	3.42	140,312.01	7.55050	83.51	83.51	27.46
30.01 - 35.00	4	923,700.00	4.51	230,925.00	6.69374	84.74	84.74	32.70
35.01 - 40.00	10	2,550,495.00	12.44	255,049.50	6.47409	80.81	80.81	39.10
40.01 - 45.00	14	2,942,522.96	14.35	210,180.21	6.97014	79.87	79.87	42.80
45.01 - 50.00	18	3,791,692.00	18.50	210,649.56	6.96173	81.21	81.21	47.84
50.01 - 55.00	45	9,588,379.36	46.78	213,075.10	6.35971	84.35	84.35	53.17
TOTAL	**96**	**20,498,349.37**	**100.00**	**213,524.47**	**6.62874**	**82.68**	**82.68**	**47.14**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates

Collateral Grouped by Loan Purpose

LOAN PURP	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Cash Out Refinance	22	4,809,613.26	23.46
Purchase	70	15,192,286.11	74.11
Rate/Term Refinance	4	496,450.00	2.42
TOTAL	96	20,498,349.37	100.00

Collateral Grouped by Lien

LIEN	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
First Lien	96	20,498,349.37	100.00	213,524.47	6.62874	82.68	691
TOTAL	96	20,498,349.37	100.00	213,524.47	6.62874	82.68	691

Collateral Grouped by Balloon Flag

BALLOON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
No	96	20,498,349.37	100.00
TOTAL	96	20,498,349.37	100.00

Collateral Grouped by Prepay Penalty

PREPAY PP DESC	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
No	14	2,758,605.00	13.46
No PP	14	2,758,605.00	13.46
Yes	82	17,739,744.37	86.54
1Y PP	2	579,222.96	2.83
2.5Y PP	3	725,813.44	3.54
2Y PP	66	14,187,934.72	69.22
3Y PP	8	1,992,173.25	9.72
6M PP	3	254,600.00	1.24
TOTAL	96	20,498,349.37	100.00

Collateral Grouped by Geographic Distribution

STATE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
AL	2	116,450.00	0.57
AZ	7	1,260,829.82	6.15

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Collateral Grouped by Geographic Distribution

STATE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
CA	25	7,549,894.10	36.83
CO	4	647,000.00	3.16
DC	2	480,140.00	2.34
FL	8	1,531,315.44	7.47
GA	9	1,201,700.00	5.86
IL	1	316,000.00	1.54
KS	3	254,600.00	1.24
KY	1	82,400.00	0.40
MA	3	866,395.00	4.23
MD	7	1,236,800.00	6.03
MN	1	276,000.00	1.35
MO	1	121,500.00	0.59
NV	3	682,500.00	3.33
OH	1	85,500.00	0.42
RI	1	250,582.96	1.22
SC	2	273,190.05	1.33
TX	1	335,750.00	1.64
WA	13	2,714,602.00	13.24
WI	1	215,200.00	1.05
TOTAL	96	20,498,349.37	100.00

Collateral Grouped by Margin

AM TYPE MARGIN	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
ARMS	96	20,498,349.37	100.00
2.500 - 2.999	1	110,500.00	0.54
3.500 - 3.999	1	247,200.00	1.21
5.000 - 5.499	15	3,275,887.25	15.98
5.500 - 5.999	33	8,381,332.00	40.89
6.000 - 6.499	41	7,848,378.12	38.29
6.500 - 6.999	3	349,000.00	1.70
7.000 - 7.499	2	286,052.00	1.40
TOTAL	96	20,498,349.37	100.00

Collateral Grouped by Index

INDEX	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
WSJ-6MLIBOR	96	20,498,349.37	100.00
TOTAL	96	20,498,349.37	100.00

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates

Collateral Grouped by Product Type

PRODUCT	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Avg ORIGINAL BALANCE	Wtd Avg STATED ORIGINAL TERM	Wtd Avg STATED REM TERM	Wtd Avg AGE	Wtd Avg FICO SCORE	Wtd Avg BACK RATIO	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg MARGIN	Wtd Avg INIT RATE CAP	Wtd Avg PER RATE CAP	Wtd Avg GROSS LIFE CAP	Wtd Avg ROLL
LIBOR 2/6 ARM IO	87	18,396,176.12	89.74	6.63694	6.13144	211,470.97	360	357	3	692	46.63	82.89	82.89	5.78276	2.96095	1.00322	6.04062	21
LIBOR 3/6 ARM IO	9	2,102,173.25	10.26	6.55694	6.05144	233,574.89	360	357	3	677	51.61	80.81	80.81	5.62767	3.00000	1.00000	6.00000	33
TOTAL	96	20,498,349.37	100.00	6.62874	6.12324	213,543.21	360	357	3	691	47.14	82.68	82.68	5.76685	2.96496	1.00289	6.03645	22

Collateral Grouped by IO Term

IO PERIOD	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
10 YEARS	23	3,225,802.00	15.74
5 YEARS	73	17,272,547.37	84.26
TOTAL	96	20,498,349.37	100.00

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

BSABS 2005-HE3 GROUPI: INTEREST ONLY COLLATERAL

Collateral Grouped by Product Type

PRODUCT	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Avg ORIGINAL BALANCE	Wtd Avg STATED ORIGINAL TERM	Wtd Avg STATED REM TERM	Wtd Avg AGE	Wtd Avg FICO SCORE	Wtd Avg BACK RATIO	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg MARGIN	Wtd Avg INIT RATE CAP	Wtd Avg PER RATE CAP	Wtd Avg GROSS LIFE CAP	Wtd Avg ROLL
6MLIBOR IO	1	650,000.00	0.68	6.87500	6.36950	650,000.00	360	357	3	675	40.10	76.47	76.47	2.85000	1.00000	1.00000	6.00000	3
FIXED IO	2	906,377.77	0.95	6.94471	6.43921	453,500.00	360	356	4	653	46.30	89.87	89.87	0.00000	0.00000	0.00000	0.00000	0
LIBOR 2/6 ARM IO	283	83,601,367.22	87.42	6.79444	6.28894	295,432.65	359	356	3	635	41.45	82.34	82.34	5.89736	2.62545	1.03845	6.58457	21
LIBOR 3/6 ARM IO	23	9,671,409.83	10.11	6.45045	5.94495	420,522.57	360	357	3	648	41.53	80.46	80.46	5.62592	3.00000	1.01913	6.29924	33
LIBOR 5/1 ARM IO	1	451,999.90	0.47	6.50000	5.99450	452,000.00	360	357	3	659	47.00	80.00	80.00	5.50000	2.00000	2.00000	6.00000	57
LIBOR 5/6 ARM IO	1	349,650.00	0.37	8.12500	7.61950	349,650.00	360	354	6	603	39.70	94.99	94.99	8.12500	5.00000	1.00000	5.00000	54
TOTAL	311	95,630,804.72	100.00	6.76510	6.25960	307,518.04	359	356	3	637	41.51	82.22	82.22	5.85507	2.65832	1.04066	6.54279	22

Collateral Grouped by Current Balance

CURRENT BALANCE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
0.00 - 49,999.99	1	45,900.00	0.05	8.8750	8.3695	358	2	45,900.00	85.00	85.00	590
50,000.00 - 99,999.99	21	1,615,889.65	1.69	7.8202	7.3147	357	3	76,947.13	83.35	83.35	642
100,000.00 - 149,999.99	45	5,561,730.19	5.82	7.5271	7.0216	357	3	123,594.00	86.93	86.93	631
150,000.00 - 199,999.99	32	5,561,273.14	5.82	7.3565	6.8510	357	3	173,789.79	82.78	82.78	628
200,000.00 - 249,999.99	24	5,393,899.92	5.64	7.0954	6.5899	357	3	224,745.83	84.79	84.79	630
250,000.00 - 299,999.99	25	6,855,388.85	7.17	6.9467	6.4412	356	4	274,215.55	83.92	83.92	618
300,000.00 - 349,999.99	15	4,936,543.69	5.16	6.7848	6.2793	344	4	329,102.91	82.42	82.42	643
350,000.00 - 399,999.99	57	21,404,429.07	22.38	6.5470	6.0415	357	3	375,516.30	81.85	81.85	627
400,000.00 - 449,999.99	43	18,214,809.76	19.05	6.4527	5.9472	357	3	423,600.23	82.21	82.21	651
450,000.00 - 499,999.99	18	8,546,086.99	8.94	6.5120	6.0065	357	3	474,782.61	80.45	80.45	643
500,000.00 - 549,999.99	12	6,301,464.17	6.59	6.3993	5.8938	357	3	525,122.01	81.49	81.49	644
550,000.00 - 599,999.99	6	3,441,750.00	3.60	6.6530	6.1475	357	3	573,625.00	79.82	79.82	662
600,000.00 - 649,999.99	6	3,746,645.82	3.92	7.2478	6.7423	357	3	624,440.97	80.06	80.06	632
650,000.00 - 699,999.99	6	4,004,993.47	4.19	7.0024	6.4969	357	3	667,498.91	78.82	78.82	645
TOTAL	311	95,630,804.72	100.00	6.7651	6.2596	356	3	307,494.55	82.22	82.22	637

Collateral Grouped by Current Gross Coupon

CURRENT GROSS COUPON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Min CURRENT GROSS COUPON	Max CURRENT GROSS COUPON	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
5.000 - 5.249	2	752,794	0.79	5.0000	4.4945	279	3	5.0000	5.0000	376,397	80.00	80.00	735
5.250 - 5.499	4	1,419,126	1.48	5.3210	4.8155	358	2	5.2500	5.3800	354,781	81.34	81.34	666
5.500 - 5.749	13	4,243,899	4.44	5.5944	5.0889	357	3	5.5000	5.7300	326,454	79.69	79.69	650
5.750 - 5.999	29	12,119,910	12.67	5.9045	5.3990	357	3	5.7500	5.9950	417,928	81.31	81.31	642
6.000 - 6.249	15	4,894,523	5.12	6.1046	5.5991	357	3	6.0000	6.2000	326,302	81.35	81.35	660
6.250 - 6.499	40	14,162,429	14.81	6.3654	5.8599	357	3	6.2500	6.4600	354,061	81.87	81.87	649
6.500 - 6.749	48	15,990,626	16.72	6.5696	6.0641	357	3	6.5000	6.7250	333,138	80.22	80.22	650
6.750 - 6.999	38	13,215,183	13.82	6.8866	6.3811	357	3	6.7500	6.9950	347,768	81.32	81.32	638
7.000 - 7.249	21	6,181,988	6.46	7.0776	6.5721	357	3	7.0000	7.2450	294,380	81.77	81.77	626
7.250 - 7.499	24	6,641,018	6.94	7.3168	6.8113	357	3	7.2500	7.4900	276,709	79.66	79.66	599

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates

BSABS 2005-HE3 GROUPI: INTEREST ONLY COLLATERAL

Collateral Grouped by Current Gross Coupon

CURRENT GROSS COUPON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Min CURRENT GROSS COUPON	Max CURRENT GROSS COUPON	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
7.500 - 7.749	19	4,413,510	4.62	7.5713	7.0658	357	3	7.5000	7.7000	232,290	84.07	84.07	629
7.750 - 7.999	13	3,262,653	3.41	7.8545	7.3490	357	3	7.7500	7.9900	250,973	87.18	87.18	592
8.000 - 8.249	7	1,303,841	1.36	8.1351	7.6296	357	3	8.1000	8.2400	186,263	91.86	91.86	604
8.250 - 8.499	7	1,794,231	1.88	8.3421	7.8366	357	3	8.2500	8.4900	256,319	88.15	88.15	612
8.500 - 8.749	7	1,354,324	1.42	8.6607	8.1552	356	4	8.6000	8.7400	193,475	92.35	92.35	620
8.750 - 8.999	9	1,671,308	1.75	8.9145	8.4090	357	3	8.7500	8.9900	185,701	87.11	87.11	594
9.000 - 9.249	5	970,495	1.01	9.1113	8.6058	357	3	9.0000	9.1500	194,099	94.88	94.88	571
9.250 - 9.499	4	657,100	0.69	9.4103	8.9048	358	2	9.3000	9.4500	164,275	92.63	92.63	650
9.500 - 9.749	3	334,025	0.35	9.5518	9.0463	358	2	9.5000	9.6000	111,342	97.59	97.59	658
9.750 - 9.999	3	247,822	0.26	9.8383	9.3328	358	2	9.7500	9.9500	82,607	97.31	97.31	673
TOTAL	311	95,630,805	100.00	6.7651	6.2596	356	3	5.0000	9.9500	307,495	82.22	82.22	637

Collateral Grouped by Original Loan-to-Value Ratio

LOAN TO VALUE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
0.01 - 50.00	2	525,000.00	0.55	7.16581	6.66031	355	5	262,500.00	47.99	47.99	592
55.01 - 60.00	1	102,000.00	0.11	5.60000	5.09450	359	1	102,000.00	56.67	56.67	600
60.01 - 65.00	5	1,661,200.00	1.74	6.53618	6.03068	356	4	332,240.00	64.22	64.22	595
65.01 - 70.00	8	3,082,500.00	3.22	6.73573	6.23023	357	3	385,312.50	69.20	69.20	644
70.01 - 75.00	7	2,558,613.10	2.68	7.03248	6.52698	357	3	365,516.16	74.53	74.53	606
75.01 - 80.00	168	53,308,691.39	55.74	6.52013	6.01463	356	3	317,313.64	79.80	79.80	651
80.01 - 85.00	34	13,881,434.50	14.52	6.84784	6.34234	357	3	408,277.49	84.18	84.18	621
85.01 - 90.00	46	12,261,214.18	12.82	6.96407	6.45857	357	3	266,548.13	89.54	89.54	617
90.01 - 95.00	21	4,849,516.10	5.07	7.60215	7.09665	357	3	230,929.34	94.98	94.98	624
95.01 - 100.00	19	3,400,635.45	3.56	8.26666	7.76116	357	3	178,980.81	100.00	100.00	624
TOTAL	311	95,630,804.72	100.00	6.76510	6.25960	356	3	307,494.55	82.22	82.22	637

Collateral Grouped by Original Combined Loan-to Value Ratio

COMBO LTV	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
0.00 - 50.00	2	525,000.00	0.55	7.16581	6.66031	355	5	262,500.00	47.99	47.99	592
55.01 - 60.00	1	102,000.00	0.11	5.60000	5.09450	359	1	102,000.00	56.67	56.67	600
60.01 - 65.00	5	1,661,200.00	1.74	6.53618	6.03068	356	4	332,240.00	64.22	64.22	595
65.01 - 70.00	8	3,082,500.00	3.22	6.73573	6.23023	357	3	385,312.50	69.20	69.20	644
70.01 - 75.00	7	2,558,613.10	2.68	7.03248	6.52698	357	3	365,516.16	74.53	74.53	606
75.01 - 80.00	168	53,308,691.39	55.74	6.52013	6.01463	356	3	317,313.64	79.80	79.80	651
80.01 - 85.00	34	13,881,434.50	14.52	6.84784	6.34234	357	3	408,277.49	84.18	84.18	621
85.01 - 90.00	46	12,261,214.18	12.82	6.96407	6.45857	357	3	266,548.13	89.54	89.54	617
90.01 - 95.00	21	4,849,516.10	5.07	7.60215	7.09665	357	3	230,929.34	94.98	94.98	624
95.01 - 100.00	19	3,400,635.45	3.56	8.26666	7.76116	357	3	178,980.81	100.00	100.00	624

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates

Collateral Grouped by Original Combined Loan-to_Value Ratio

COMBO LTV	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
TOTAL	311	95,630,804.72	100.00	6.76510	6.25960	356	3	307,494.55	82.22	82.22	637

Collateral Grouped by Fico Score

FICO SCORE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
520 - 539	2	777,750.00	0.81	388,875.00	7.75437	85.00	85.00	535
540 - 559	8	2,448,150.00	2.56	306,018.75	7.58822	80.37	80.37	550
560 - 579	14	4,328,299.23	4.53	309,164.23	7.57896	81.52	81.52	571
580 - 599	57	14,668,278.51	15.34	257,338.22	7.04526	84.97	84.97	590
600 - 619	47	12,950,931.25	13.54	275,551.73	6.76176	82.67	82.67	610
620 - 639	47	15,524,124.81	16.23	330,300.53	6.80677	82.48	82.48	629
640 - 659	55	18,885,484.43	19.75	343,372.44	6.62758	81.42	81.42	650
660 - 679	31	10,043,115.25	10.50	323,971.46	6.56386	80.07	80.07	668
680 - 699	22	6,884,760.98	7.20	312,943.68	6.34155	79.94	79.94	689
700 - 719	12	4,184,881.19	4.38	348,740.10	6.36327	85.14	85.14	707
720 - 739	7	2,479,027.49	2.59	354,146.78	6.34175	80.66	80.66	733
740 - 759	5	988,807.60	1.03	197,761.52	6.84052	84.55	84.55	744
760 - 779	3	1,140,000.00	1.19	380,000.00	6.54368	80.00	80.00	765
780 - 799	1	327,193.98	0.34	327,193.98	5.00000	80.00	80.00	788
TOTAL	311	95,630,804.72	100.00	307,494.55	6.76510	82.22	82.22	637

Collateral Grouped by Property Type

PROPTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
2-4 Family	6	3,047,898.00	3.19
Condominium	25	7,584,726.28	7.93
PUD	56	16,248,391.96	16.99
Single Family	224	68,749,788.48	71.89
TOTAL	311	95,630,804.72	100.00

Collateral Grouped by Occupancy Type

OCCTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Investor	20	3,242,482.00	3.39
Owner Occupied	288	91,746,422.72	95.94
Second Home	3	641,900.00	0.67
TOTAL	311	95,630,804.72	100.00

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates

Collateral Grouped by Documentation Type

DOCTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Full/Alternative	165	48,689,738.54	50.91
Limited	2	1,105,000.00	1.16
Stated Income	141	44,726,066.18	46.77
Stated/Stated	3	1,110,000.00	1.16
TOTAL	**311**	**95,630,804.72**	**100.00**

Collateral Grouped by Back Ratio (DTI)

BACK RATIO	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg BACK RATIO
10.01 - 15.00	2	767,750.00	0.80	383,875.00	7.53391	83.32	83.32	12.07
15.01 - 20.00	3	588,939.72	0.62	196,313.24	6.61151	85.12	85.12	18.17
20.01 - 25.00	7	2,468,215.09	2.58	352,602.16	6.58809	79.16	79.16	23.10
25.01 - 30.00	20	4,168,897.21	4.36	208,444.86	7.20979	86.42	86.42	27.84
30.01 - 35.00	27	6,589,558.93	6.89	244,057.74	7.00725	81.36	81.36	33.08
35.01 - 40.00	71	21,179,414.42	22.15	298,301.61	6.81191	80.82	80.82	37.87
40.01 - 45.00	78	26,463,839.72	27.67	339,280.00	6.78717	82.44	82.44	42.60
45.01 - 50.00	85	26,037,035.51	27.23	306,318.06	6.72341	82.61	82.61	47.67
50.01 - 55.00	18	7,367,154.12	7.70	409,286.34	6.22177	83.11	83.11	52.72
TOTAL	**311**	**95,630,804.72**	**100.00**	**307,494.55**	**6.76510**	**82.22**	**82.22**	**41.51**

Collateral Grouped by Loan Purpose

LOAN PURP	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Cash Out Refinance	99	36,665,781.49	38.34
Purchase	194	54,144,273.67	56.62
Rate/Term Refinance	18	4,820,749.56	5.04
TOTAL	**311**	**95,630,804.72**	**100.00**

Collateral Grouped by Lien

LIEN	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
First Lien	311	95,630,804.72	100.00	307,494.55	6.76510	82.22	637
TOTAL	**311**	**95,630,804.72**	**100.00**	**307,494.55**	**6.76510**	**82.22**	**637**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Collateral Grouped by Balloon Flag

BALLOON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
No	311	95,630,804.72	100.00
TOTAL	**311**	**95,630,804.72**	**100.00**

Collateral Grouped by Prepay Penalty

PREPAY PP DESC	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
No	**32**	**10,471,077.70**	**10.95**
No PP	32	10,471,077.70	10.95
Yes	**279**	**85,159,727.02**	**89.05**
1Y PP	18	6,685,780.60	6.99
2.5Y PP	1	572,000.00	0.60
2Y PP	234	67,504,554.46	70.59
3Y PP	26	10,397,391.96	10.87
TOTAL	**311**	**95,630,804.72**	**100.00**

Collateral Grouped by Geographic Distribution

STATE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
AL	4	530,800.00	0.56
AZ	7	1,464,056.82	1.53
CA	167	65,170,766.11	68.15
CO	17	3,546,392.34	3.71
FL	21	5,370,036.47	5.62
GA	25	3,498,402.00	3.66
IL	2	1,285,999.00	1.34
IN	3	234,929.00	0.25
LA	1	364,000.00	0.38
MA	1	349,939.72	0.37
MD	12	3,751,414.01	3.92
MI	1	127,762.22	0.13
MN	6	1,241,340.00	1.30
MO	2	180,410.00	0.19
NC	4	487,431.00	0.51
NH	1	228,000.00	0.24
NJ	1	443,000.00	0.46
NV	8	2,134,613.11	2.23
NY	1	373,500.00	0.39
OR	1	167,000.00	0.17
SC	2	123,926.96	0.13
TN	1	83,599.71	0.09

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates

Collateral Grouped by Geographic Distribution

STATE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
TX	8	1,101,961.28	1.15
UT	5	571,118.97	0.60
VA	5	1,453,500.00	1.52
WA	5	1,346,906.00	1.41
TOTAL	311	95,630,804.72	100.00

Collateral Grouped by Margin

AM TYPE MARGIN	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
ARMS	**309**	**94,724,426.95**	**99.05**
2.500 - 2.999	1	650,000.00	0.68
4.000 - 4.499	8	2,081,212.98	2.18
4.500 - 4.999	30	10,070,894.85	10.53
5.000 - 5.499	65	21,167,606.69	22.13
5.500 - 5.999	63	22,248,539.77	23.27
6.000 - 6.499	63	23,201,704.50	24.26
6.500 - 6.999	29	7,532,090.48	7.88
7.000 - 7.499	6	1,036,285.00	1.08
7.500 - 7.999	4	662,800.00	0.69
8.000 - 8.499	18	2,712,541.02	2.84
8.500 - 8.999	13	1,551,126.66	1.62
9.000 - 9.499	8	1,663,225.00	1.74
10.500 - 10.999	1	146,400.00	0.15
FIXED	**2**	**906,377.77**	**0.95**
0.000 - 0.499	2	906,377.77	0.95
TOTAL	**311**	**95,630,804.72**	**100.00**

Collateral Grouped by Index

INDEX	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
FIXED	2	906,377.77	0.95
WSJ-1YRLIBOR	1	451,999.90	0.47
WSJ-6MLIBOR	308	94,272,427.05	98.58
TOTAL	**311**	**95,630,804.72**	**100.00**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates

BSABS 2005-HE3 GROUPI: INTEREST ONLY COLLATERAL

Collateral Grouped by Product Type

PRODUCT	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Avg ORIGINAL BALANCE	Wtd Avg STATED ORIGINAL TERM	Wtd Avg STATED REM TERM	Wtd Avg AGE	Wtd Avg FICO SCORE	Wtd Avg BACK RATIO	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg MARGIN	Wtd Avg INIT RATE CAP	Wtd Avg PER RATE CAP	Wtd Avg GROSS LIFE CAP	Wtd Avg ROLL
6MLIBOR IO	1	650,000.00	0.68	6.87500	6.36950	650,000.00	360	357	3	675	40.10	76.47	76.47	2.85000	1.00000	1.00000	6.00000	3
FIXED IO	2	906,377.77	0.95	6.94471	6.43921	453,500.00	360	356	4	653	46.30	89.87	89.87	0.00000	0.00000	0.00000	0.00000	0
LIBOR 2/6 ARM IO	283	83,601,367.22	87.42	6.79444	6.28894	295,432.65	359	356	3	635	41.45	82.34	82.34	5.89736	2.62545	1.03845	6.58457	21
LIBOR 3/6 ARM IO	23	9,671,409.83	10.11	6.45045	5.94495	420,522.57	360	357	3	648	41.53	80.46	80.46	5.62592	3.00000	1.01913	6.29924	33
LIBOR 5/1 ARM IO	1	451,999.90	0.47	6.50000	5.99450	452,000.00	360	357	3	659	47.00	80.00	80.00	5.50000	2.00000	2.00000	6.00000	57
LIBOR 5/6 ARM IO	1	349,650.00	0.37	8.12500	7.61950	349,650.00	360	354	6	603	39.70	94.99	94.99	8.12500	5.00000	1.00000	5.00000	54
TOTAL	311	95,630,804.72	100.00	6.76510	6.25960	307,518.04	359	356	3	637	41.51	82.22	82.22	5.85507	2.65832	1.04066	6.54279	22

Collateral Grouped by IO Term

IO PERIOD	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
10 YEARS	45	10,636,577.35	11.12
2 YEARS	78	26,063,745.61	27.25
3 YEARS	4	1,040,441.02	1.09
5 YEARS	184	57,890,040.74	60.53
TOTAL	311	95,630,804.72	100.00

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Hernandez, Belinda

From:	Durden, Robert R (Exchange) [rdurden@bear.com]
Sent:	Monday, March 07, 2005 10:29 AM
To:	Zisette, Matt (Exchange)
Cc:	Levine, Shira P.
Subject:	BSABS 2005-HE3 INTEREST ONLY STRATS
Attachments:	BSABS_2005_HE3{INT_ONLY}.pdf; Disclaimer.txt

Attached are the interest only strats for BSABS 2005-HE3.

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets.

Robert R. Durden
Fixed Income
Mortgage Finance
Bear, Stearns & Co. Inc.
383 Madison Avenue
New York, NY 10179
(212) 272-5714 Tel
(212) 272-5591 Fax

BSABS 2005-HE3 INTEREST ONLY COLLATERAL

Collateral Grouped by Product Type

PRODUCT	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Avg ORIGINAL BALANCE	Wtd Avg STATED ORIGINAL TERM	Wtd Avg STATED REM TERM	Wtd Avg AGE	Wtd Avg FICO SCORE	Wtd Avg BACK RATIO	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg MARGIN	Wtd Avg INIT RATE CAP	Wtd Avg PER RATE CAP	Wtd Avg GROSS LIFE CAP	Wtd Avg ROLL
6MLIBOR IO	4	1,194,000.00	0.50	6.90086	6.39536	298,500.00	360	357	3	676	33.05	78.08	78.08	2.92873	1.00000	1.00000	6.00000	3
FIXED IO	36	7,157,308.13	3.01	7.38569	6.88019	198,876.39	360	357	3	662	41.81	83.72	83.72	0.00000	0.00000	0.00000	0.00000	0
LIBOR 2/6 ARM IO	839	201,249,732.46	84.66	6.79505	6.28955	239,884.30	360	357	3	642	41.88	81.49	81.49	5.89586	2.46400	1.02273	6.57145	21
LIBOR 3/6 ARM IO	106	26,204,274.94	11.02	6.53987	6.03437	247,221.24	360	356	4	645	43.06	79.32	79.32	5.74006	2.98144	1.02036	6.27946	32
LIBOR 5/1 ARM IO	4	1,109,249.90	0.47	6.75981	6.25431	277,312.50	360	357	3	686	47.92	85.02	85.02	5.63577	2.00000	2.00000	6.00000	57
LIBOR 5/6 ARM IO	4	796,049.90	0.33	7.55060	7.04510	199,012.50	360	355	5	626	39.35	84.81	84.81	7.54225	4.66585	1.00000	5.16707	55
TOTAL	993	237,710,615.33	100.00	6.78760	6.28210	239,403.05	360	357	3	644	41.98	81.33	81.33	5.86722	2.52060	1.02697	6.52770	23

Collateral Grouped by Current Balance

CURRENT BALANCE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
0.00 - 49,999.99	3	138,220.00	0.06	8.2440	7.7385	358	2	46,073.33	81.66	81.66	603
50,000.00 - 99,999.99	75	5,934,870.06	2.50	7.5961	7.0906	357	3	79,131.60	82.67	82.67	642
100,000.00 - 149,999.99	186	22,936,165.58	9.65	7.2362	6.7307	357	3	123,312.72	82.88	82.88	637
150,000.00 - 199,999.99	155	26,700,769.20	11.23	6.9806	6.4751	357	3	172,263.03	80.75	80.75	640
200,000.00 - 249,999.99	160	35,677,767.33	15.01	6.8898	6.3843	357	3	222,986.05	82.12	82.12	641
250,000.00 - 299,999.99	135	36,711,930.81	15.44	6.6384	6.1329	357	3	271,940.23	80.51	80.51	646
300,000.00 - 349,999.99	111	35,910,739.07	15.11	6.6471	6.1416	356	3	323,520.17	81.00	81.00	651
350,000.00 - 399,999.99	68	25,372,603.07	10.67	6.5891	6.0836	357	3	373,126.52	81.69	81.69	628
400,000.00 - 449,999.99	48	20,349,009.76	8.56	6.4896	5.9841	357	3	423,937.70	82.03	82.03	655
450,000.00 - 499,999.99	20	9,483,686.99	3.99	6.5591	6.0536	357	3	474,184.35	80.41	80.41	651
500,000.00 - 549,999.99	14	7,301,464.17	3.07	6.4559	5.9504	357	3	521,533.16	80.09	80.09	652
550,000.00 - 599,999.99	6	3,441,750.00	1.45	6.6530	6.1475	357	3	573,625.00	79.82	79.82	662
600,000.00 - 649,999.99	6	3,746,645.82	1.58	7.2478	6.7423	357	3	624,440.97	80.06	80.06	632
650,000.00 - 699,999.99	6	4,004,993.47	1.68	7.0024	6.4969	357	3	667,498.91	78.82	78.82	645
TOTAL	993	237,710,615.33	100.00	6.7876	6.2821	357	3	239,386.32	81.33	81.33	644

Collateral Grouped by Current Gross Coupon

CURRENT GROSS COUPON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Min CURRENT GROSS COUPON	Max CURRENT GROSS COUPON	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
5.000 - 5.249	4	1,283,194	0.54	5.0517	4.5462	311	3	5.0000	5.1250	320,798	80.00	80.00	705
5.250 - 5.499	20	5,409,695	2.28	5.3690	4.8635	357	3	5.2500	5.4900	270,485	79.92	79.92	675
5.500 - 5.749	38	10,273,485	4.32	5.5740	5.0685	357	3	5.5000	5.7300	270,355	77.87	77.87	661
5.750 - 5.999	87	25,653,469	10.79	5.9111	5.4056	357	3	5.7500	5.9950	294,867	80.91	80.91	650
6.000 - 6.249	57	13,177,716	5.54	6.1127	5.6072	357	3	6.0000	6.2400	231,188	80.31	80.31	651
6.250 - 6.499	118	31,968,232	13.45	6.3458	5.8403	357	3	6.2500	6.4900	270,917	80.94	80.94	656
6.500 - 6.749	127	33,875,361	14.25	6.5743	6.0688	357	3	6.5000	6.7250	266,735	79.95	79.95	652
6.750 - 6.999	146	37,755,478	15.88	6.8755	6.3700	357	3	6.7500	6.9950	258,599	80.84	80.84	647
7.000 - 7.249	72	15,781,833	6.64	7.0915	6.5860	357	3	7.0000	7.2450	219,192	82.16	82.16	635
7.250 - 7.499	80	18,618,874	7.83	7.3435	6.8380	357	3	7.2500	7.4900	232,736	80.30	80.30	626
7.500 - 7.749	78	14,119,238	5.94	7.5852	7.0797	357	3	7.5000	7.7000	181,016	81.10	81.10	639

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates

Collateral Grouped by Current Gross Coupon

CURRENT GROSS COUPON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Min CURRENT GROSS COUPON	Max CURRENT GROSS COUPON	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
7.750 - 7.999	58	11,564,997	4.87	7.8491	7.3436	357	3	7.7500	7.9900	199,396	83.15	83.15	608
8.000 - 8.249	23	4,000,646	1.68	8.0956	7.5901	357	3	8.0000	8.2400	173,941	89.52	89.52	616
8.250 - 8.499	24	4,597,753	1.93	8.3233	7.8178	357	3	8.2500	8.4900	191,573	85.91	85.91	620
8.500 - 8.749	21	3,719,371	1.56	8.6066	8.1011	357	3	8.5000	8.7400	177,113	91.22	91.22	608
8.750 - 8.999	17	2,652,957	1.12	8.8748	8.3693	357	3	8.7500	8.9900	156,056	87.47	87.47	599
9.000 - 9.249	7	1,181,995	0.50	9.1062	8.6007	357	3	9.0000	9.1500	168,856	93.09	93.09	572
9.250 - 9.499	6	960,874	0.40	9.4228	8.9173	358	2	9.3000	9.4500	160,146	92.28	92.28	637
9.500 - 9.749	5	569,525	0.24	9.5304	9.0249	358	2	9.5000	9.6000	113,905	84.80	84.80	605
9.750 - 9.999	5	545,922	0.23	9.8372	9.3317	357	3	9.7500	9.9500	109,184	83.71	83.71	595
TOTAL	993	237,710,615	100.00	6.7876	6.2821	357	3	5.0000	9.9500	239,386	81.33	81.33	644

Collateral Grouped by Original Loan-to-Value Ratio

LOAN TO VALUE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
0.01 - 50.00	4	1,007,999.08	0.42	7.04940	6.54390	356	4	251,999.77	47.62	47.62	629
50.01 - 55.00	4	842,500.00	0.35	6.73371	6.22821	357	3	210,625.00	52.18	52.18	557
55.01 - 60.00	8	1,673,921.19	0.70	6.92445	6.41895	357	3	209,240.15	57.36	57.36	599
60.01 - 65.00	12	3,126,500.00	1.32	6.39741	5.89191	357	3	260,541.67	63.84	63.84	607
65.01 - 70.00	25	6,692,140.28	2.82	7.03432	6.52882	357	3	267,685.61	68.94	68.94	624
70.01 - 75.00	21	5,303,363.10	2.23	6.87184	6.36634	357	3	252,541.10	73.93	73.93	600
75.01 - 80.00	654	156,252,581.40	65.73	6.62096	6.11546	357	3	238,918.32	79.88	79.88	653
80.01 - 85.00	90	25,184,509.86	10.59	6.91847	6.41297	357	3	279,827.89	84.33	84.33	629
85.01 - 90.00	94	21,875,429.52	9.20	6.96735	6.46185	357	3	232,717.34	89.65	89.65	628
90.01 - 95.00	45	9,772,570.59	4.11	7.81981	7.31431	357	3	217,168.24	94.96	94.96	629
95.01 - 100.00	36	5,979,100.31	2.52	8.02463	7.51913	357	3	166,086.12	99.98	99.98	634
TOTAL	993	237,710,615.33	100.00	6.78760	6.28210	357	3	239,386.32	81.33	81.33	644

Collateral Grouped by Original Combined Loan-to-Value Ratio

COMBO LTV	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
0.00 - 50.00	4	1,007,999.08	0.42	7.04940	6.54390	356	4	251,999.77	47.62	47.62	629
50.01 - 55.00	4	842,500.00	0.35	6.73371	6.22821	357	3	210,625.00	52.18	52.18	557
55.01 - 60.00	8	1,673,921.19	0.70	6.92445	6.41895	357	3	209,240.15	57.36	57.36	599
60.01 - 65.00	12	3,126,500.00	1.32	6.39741	5.89191	357	3	260,541.67	63.84	63.84	607
65.01 - 70.00	25	6,692,140.28	2.82	7.03432	6.52882	357	3	267,685.61	68.94	68.94	624
70.01 - 75.00	21	5,303,363.10	2.23	6.87184	6.36634	357	3	252,541.10	73.93	73.93	600
75.01 - 80.00	654	156,252,581.40	65.73	6.62096	6.11546	357	3	238,918.32	79.88	79.88	653
80.01 - 85.00	90	25,184,509.86	10.59	6.91847	6.41297	357	3	279,827.89	84.33	84.33	629
85.01 - 90.00	94	21,875,429.52	9.20	6.96735	6.46185	357	3	232,717.34	89.65	89.65	628
90.01 - 95.00	45	9,772,570.59	4.11	7.81981	7.31431	357	3	217,168.24	94.96	94.96	629
95.01 - 100.00	36	5,979,100.31	2.52	8.02463	7.51913	357	3	166,086.12	99.98	99.98	634

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of

BSABS 2005-HE3 INTEREST ONLY COLLATERAL

Collateral Grouped by Original Combined Loan-to-Value Ratio

COMBO LTV	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
TOTAL	993	237,710,615.33	100.00	6.78760	6.28210	357	3	239,386.32	81.33	81.33	644

Collateral Grouped by Fico Score

FICO SCORE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
500 - 519	3	536,000.00	0.23	178,666.67	8.00935	63.89	63.89	511
520 - 539	21	4,077,943.42	1.72	194,187.78	7.88803	76.87	76.87	532
540 - 559	25	6,146,190.21	2.59	245,847.61	7.66714	74.98	74.98	549
560 - 579	35	8,564,884.72	3.60	244,710.99	7.41766	81.49	81.49	570
580 - 599	118	26,534,097.00	11.16	224,865.23	6.97300	83.45	83.45	590
600 - 619	117	26,450,029.28	11.13	226,068.63	6.84716	82.22	82.22	610
620 - 639	133	33,770,638.75	14.21	253,914.58	6.74161	81.98	81.98	630
640 - 659	202	49,004,486.39	20.62	242,596.47	6.73288	81.25	81.25	649
660 - 679	131	30,904,394.98	13.00	235,911.41	6.70041	80.86	80.86	668
680 - 699	100	24,597,512.86	10.35	245,975.13	6.44637	80.66	80.66	688
700 - 719	45	11,222,575.19	4.72	249,390.56	6.61961	82.12	82.12	709
720 - 739	23	6,299,391.49	2.65	273,886.59	6.28479	81.77	81.77	732
740 - 759	27	5,542,068.06	2.33	205,261.78	6.67935	79.62	79.62	746
760 - 779	9	3,091,700.00	1.30	343,522.22	6.41280	80.34	80.34	765
780 - 799	2	543,193.98	0.23	271,596.99	5.59647	80.00	80.00	790
800 - 819	2	425,509.00	0.18	212,754.50	7.58908	80.00	80.00	804
TOTAL	993	237,710,615.33	100.00	239,386.32	6.78760	81.33	81.33	644

Collateral Grouped by Property Type

PROPTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
2-4 Family	61	17,456,882.76	7.34
Condominium	83	18,314,288.49	7.70
PUD	180	42,078,899.84	17.70
Single Family	669	159,860,544.24	67.25
TOTAL	993	237,710,615.33	100.00

Collateral Grouped by Occupancy Type

OCCTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Investor	70	12,919,062.00	5.43
Owner Occupied	910	222,616,788.33	93.65
Second Home	13	2,174,765.00	0.91

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates

Collateral Grouped by Occupancy Type

OCCTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
TOTAL	993	237,710,615.33	100.00

Collateral Grouped by Documentation Type

DOCTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Full/Alternative	542	122,229,195.72	51.42
Limited	6	2,204,200.00	0.93
Stated Income	440	111,540,519.61	46.92
Stated/Stated	5	1,736,700.00	0.73
TOTAL	993	237,710,615.33	100.00

Collateral Grouped by Back Ratio (DTI)

BACK RATIO	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg BACK RATIO
5.01 - 10.00	2	262,400.00	0.11	131,200.00	7.85831	80.00	80.00	6.94
10.01 - 15.00	6	1,516,055.00	0.64	252,675.83	7.03504	81.74	81.74	12.73
15.01 - 20.00	6	1,049,879.72	0.44	174,979.95	6.91448	84.21	84.21	17.92
20.01 - 25.00	19	4,751,965.09	2.00	250,103.43	6.68995	80.12	80.12	23.10
25.01 - 30.00	51	9,395,180.75	3.95	184,219.23	7.13479	83.38	83.38	27.72
30.01 - 35.00	96	20,575,976.27	8.66	214,333.09	6.90393	81.06	81.06	32.93
35.01 - 40.00	198	49,974,263.08	21.02	252,395.27	6.77247	80.81	80.81	37.90
40.01 - 45.00	253	63,426,148.99	26.68	250,696.24	6.82901	81.24	81.24	42.58
45.01 - 50.00	234	55,709,414.41	23.44	238,074.42	6.79079	81.81	81.81	47.62
50.01 - 55.00	128	31,049,332.02	13.06	242,572.91	6.52900	81.09	81.09	52.96
TOTAL	993	237,710,615.33	100.00	239,386.32	6.78760	81.33	81.33	41.98

Collateral Grouped by Loan Purpose

LOAN PURP	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Cash Out Refinance	307	80,091,392.89	33.69
Purchase	634	147,363,904.51	61.99
Rate/Term Refinance	52	10,255,317.93	4.31
TOTAL	993	237,710,615.33	100.00

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

BSABS 2005-HE3 INTEREST ONLY COLLATERAL

Collateral Grouped by Lien

LIEN	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
First Lien	993	237,710,615.33	100.00	239,386.32	6.78760	81.33	644
TOTAL	993	237,710,615.33	100.00	239,386.32	6.78760	81.33	644

Collateral Grouped by Balloon Flag

BALLOON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
No	993	237,710,615.33	100.00
TOTAL	993	237,710,615.33	100.00

Collateral Grouped by Prepay Penalty

PREPAY PP DESC	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
No	101	23,703,223.40	9.97
No PP	101	23,703,223.40	9.97
Yes	892	214,007,391.93	90.03
1Y PP	37	11,003,552.84	4.63
2.5Y PP	12	3,028,245.44	1.27
2Y PP	705	167,891,000.87	70.63
3Y PP	129	30,937,102.78	13.01
6M PP	9	1,147,490.00	0.48
TOTAL	993	237,710,615.33	100.00

Collateral Grouped by Geographic Distribution

STATE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
AL	14	1,337,975.00	0.56
AZ	39	6,328,065.23	2.66
CA	440	137,870,837.59	58.00
CO	62	11,689,110.32	4.92
CT	1	204,000.00	0.09
DC	3	744,940.00	0.31
FL	87	15,829,997.34	6.66
GA	75	10,529,024.68	4.43
HI	1	431,200.00	0.18
ID	4	610,200.00	0.26
IL	19	4,253,260.42	1.79
IN	3	234,929.00	0.10
KS	8	859,490.00	0.36

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates

Collateral Grouped by Geographic Distribution

STATE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
KY	2	282,850.00	0.12
LA	2	544,000.00	0.23
MA	7	2,085,884.72	0.88
MD	24	6,123,484.01	2.58
MI	3	581,762.22	0.24
MN	29	5,482,975.59	2.31
MO	11	1,392,279.08	0.59
MS	1	180,000.00	0.08
MT	1	113,760.00	0.05
NC	6	883,431.00	0.37
NH	1	228,000.00	0.10
NJ	3	927,000.00	0.39
NM	3	345,033.90	0.15
NV	31	7,230,058.24	3.04
NY	2	691,750.00	0.29
OH	2	357,420.00	0.15
OR	4	577,560.00	0.24
PA	1	64,000.00	0.03
RI	1	250,582.96	0.11
SC	5	639,367.01	0.27
TN	3	351,949.71	0.15
TX	31	4,496,079.17	1.89
UT	16	2,091,868.41	0.88
VA	12	3,039,783.36	1.28
WA	34	7,427,506.37	3.12
WI	1	215,200.00	0.09
WY	1	184,000.00	0.08
TOTAL	993	237,710,615.33	100.00

Collateral Grouped by Margin

AM TYPE MARGIN	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
ARMS	957	230,553,307.20	96.99
2.000 - 2.499	1	271,853.35	0.11
2.500 - 2.999	4	1,172,500.00	0.49
3.000 - 3.499	1	132,000.00	0.06
3.500 - 3.999	2	491,200.00	0.21
4.000 - 4.499	18	4,162,304.97	1.75
4.500 - 4.999	53	14,979,534.85	6.30
5.000 - 5.499	164	45,218,103.30	19.02
5.500 - 5.999	152	42,323,010.72	17.80
6.000 - 6.499	405	93,905,167.43	39.50
6.500 - 6.999	71	15,105,753.29	6.35

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates

BSABS 2005-HE3 INTEREST ONLY COLLATERAL

Collateral Grouped by Margin

AM TYPE MARGIN	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
7.000 - 7.499	26	3,856,166.15	1.62
7.500 - 7.999	20	2,862,420.46	1.20
8.000 - 8.499	18	2,712,541.02	1.14
8.500 - 8.999	13	1,551,126.66	0.65
9.000 - 9.499	8	1,663,225.00	0.70
10.500 - 10.999	1	146,400.00	0.06
FIXED	36	7,157,308.13	3.01
0.000 - 0.499	36	7,157,308.13	3.01
TOTAL	993	237,710,615.33	100.00

Collateral Grouped by Index

INDEX	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
FIXED	36	7,157,308.13	3.01
WSJ-1YRLIBOR	4	1,109,249.90	0.47
WSJ-6MLIBOR	953	229,444,057.30	96.52
TOTAL	993	237,710,615.33	100.00

Collateral Grouped by Product Type

PRODUCT	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Avg ORIGINAL BALANCE	Wtd Avg STATED ORIGINAL TERM	Wtd Avg STATED REM TERM	Wtd Avg AGE	Wtd Avg FICO SCORE	Wtd Avg BACK RATIO	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg MARGIN	Wtd Avg INIT RATE CAP	Wtd Avg PER RATE CAP	Wtd Avg GROSS LIFE CAP	Wtd Avg ROLL
6MLIBOR IO	4	1,194,000.00	0.50	6.90086	6.39536	298,500.00	360	357	3	676	33.05	78.08	78.08	2.92873	1.00000	1.00000	6.00000	3
FIXED IO	36	7,157,308.13	3.01	7.38569	6.88019	198,876.39	360	357	3	662	41.81	83.72	83.72	0.00000	0.00000	0.00000	0.00000	0
LIBOR 2/6 ARM IO	839	201,249,732.46	84.66	6.79505	6.28955	239,884.30	360	357	3	642	41.88	81.49	81.49	5.89586	2.46400	1.02273	6.57145	21
LIBOR 3/6 ARM IO	106	26,204,274.94	11.02	6.53987	6.03437	247,221.24	360	356	4	645	43.06	79.32	79.32	5.74006	2.98144	1.02036	6.27946	32
LIBOR 5/1 ARM IO	4	1,109,249.90	0.47	6.75981	6.25431	277,312.50	360	357	3	686	47.92	85.02	85.02	5.63577	2.00000	2.00000	6.00000	57
LIBOR 5/6 ARM IO	4	796,049.90	0.33	7.55060	7.04510	199,012.50	360	355	5	626	39.35	84.81	84.81	7.54225	4.66585	1.00000	5.16707	55
TOTAL	993	237,710,615.33	100.00	6.78760	6.28210	239,403.05	360	357	3	644	41.98	81.33	81.33	5.86722	2.52060	1.02697	6.52770	23

Collateral Grouped by IO Term

IO PERIOD	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
10 YEARS	140	25,371,918.45	10.67
2 YEARS	330	82,142,316.88	34.56
3 YEARS	36	6,112,240.30	2.57
5 YEARS	487	124,084,139.70	52.20
TOTAL	993	237,710,615.33	100.00

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Hernandez, Belinda

From:	Durden, Robert R (Exchange) [rdurden@bear.com]
Sent:	Monday, March 07, 2005 10:44 AM
To:	Leavitt, Michal (Exchange)
Cc:	Levine, Shira P.
Subject:	RE: BSABS 05-HE3
Attachments:	BSABS_2005_HE3_GROUPII{INT_ONLY}.pdf; BSABS_2005_HE3_GROUPI {INT_ONLY}.pdf; Disclaimer.txt

Attached are the requested strats.

Group I w/ second: 383 loans, 88,467,056.03

Group II w/ second: 275 loans, 46,098,569.41

IO loans w/second: 638 loans, 149,682,848.67

<<BSABS_2005_HE3_GROUPII{INT_ONLY}.pdf>> <<BSABS_2005_HE3_GROUPI{INT_ONLY}.pdf>>

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets.

Robert R. Durden

Fixed Income

Mortgage Finance

Bear, Stearns & Co. Inc.

383 Madison Avenue

New York, NY 10179

(212) 272-5714 Tel

(212) 272-5591 Fax

-----Original Message-----
From: Leavitt, Michal (Exchange)
Sent: Monday, March 07, 2005 10:27 AM
To: Durden, Robert R (Exchange)
Subject: FW: BSABS 05-HE3

-----Original Message-----

From: Leavitt, Michal (Exchange)

Sent: Monday, March 07, 2005 9:17 AM

To: Calabrese Jr., Ernest (Exchange)

Subject: BSABS 05-HE3

Looking for the following info:

IO loans- full stats on group 1 and 2

group 1 and 2- how many loans have piggyback 2nd's

How many IO loans have piggyback 2nds?

BSABS 2005-HE3 CAP STRUCTURES

Collateral Grouped by Product Type

PRODUCT	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg TOTAL STRIP	Wtd Avg CURRENT NET COUPON	Min CURRENT GROSS COUPON	Max CURRENT GROSS COUPON	Min CURRENT BALANCE	Max CURRENT BALANCE	Avg ORIGINAL BALANCE	Wtd Avg STATED ORIGINAL TERM	Wtd Avg STATED REM TERM	Wtd Avg AGE	Wtd Avg FICO SCORE	Wtd Avg BACK RATIO	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg MARGIN	Wtd Avg INIT RATE CAP	Wtd Avg PER RATE CAP	Wtd Avg GROSS LIFE CAP	Wtd Avg MAX RATE	Wtd Avg MIN RATE	Wtd Avg ROLL
6MLIBOR	20	5,540,319.85	0.77	7.64543	0.50550	7.13993	5.87500	8.62500	58,096.17	478,240.74	277,793.60	360	355	5	651	39.53	87.55	87.55	6.99437	3.00000	1.00000	5.93057	13.57600	6.99987	1
6MLIBOR IO	4	1,194,000.00	0.17	6.90086	0.50550	6.39536	6.75000	6.99000	132,000.00	650,000.00	298,500.00	360	357	3	676	33.05	78.08	78.08	2.92873	1.00000	1.00000	6.00000	12.90086	6.90086	3
BALLOON	232	12,492,890.25	1.73	10.11429	0.50550	9.60879	8.62500	12.35000	2,298.30	150,000.00	54,050.21	180	177	3	654	40.31	20.02	99.91	0.00000	0.00000	0.00000	0.00000	0.00000	0.00000	0
FIXED	795	91,482,671.09	12.65	7.91166	0.50550	7.40616	5.50000	13.00000	13,816.52	598,500.00	115,240.71	349	346	3	628	39.77	70.34	83.10	0.00000	0.00000	0.00000	0.00000	0.00000	0.00000	0
FIXED IO	36	7,157,308.13	0.99	7.38569	0.50550	6.88019	6.12500	8.75000	70,000.00	480,000.00	198,876.39	360	357	3	662	41.81	83.72	83.72	0.00000	0.00000	0.00000	0.00000	0.00000	0.00000	0
LIBOR 2/6 ARM	1,919	332,313,166.21	45.96	7.36890	0.50550	6.86340	5.00000	12.99000	24,958.41	913,259.11	173,325.78	360	357	3	609	40.18	82.44	82.44	5.95640	2.65384	1.08551	6.20601	13.57491	7.09591	21
LIBOR 2/6 ARM IO	839	201,249,732.46	27.83	6.79505	0.50550	6.28955	5.00000	9.95000	43,120.00	685,000.00	239,884.30	360	357	3	642	41.88	81.49	81.49	5.89586	2.46400	1.02273	6.57145	13.36649	6.65491	21
LIBOR 3/6 ARM	238	40,766,240.50	5.64	7.34902	0.50550	6.84352	4.95000	10.50000	41,250.00	682,500.00	171,585.39	360	357	3	607	41.46	82.85	82.85	6.45041	2.78478	1.12644	6.25410	13.60312	7.19899	33
LIBOR 3/6 ARM IO	106	26,204,274.94	3.62	6.53987	0.50550	6.03437	5.00000	9.00000	59,500.00	680,000.00	247,221.24	360	356	4	645	43.06	79.32	79.32	5.74006	2.98144	1.02036	6.27946	12.81933	6.47585	32
LIBOR 5/1 ARM	3	979,013.63	0.14	6.48884	0.50550	5.98334	6.10000	7.37500	115,603.89	623,776.12	327,000.00	360	357	3	703	47.64	84.34	84.34	5.49243	2.00000	2.00000	6.00000	12.48884	6.48884	57
LIBOR 5/1 ARM IO	4	1,109,249.90	0.15	6.75981	0.50550	6.25431	6.45000	7.37500	204,000.00	451,999.90	277,312.50	360	357	3	686	47.92	85.02	85.02	5.63577	2.00000	2.00000	6.00000	12.75981	6.75981	57
LIBOR 5/6 ARM	8	1,840,215.00	0.25	6.79608	0.50550	6.29058	5.99000	8.49000	46,080.00	577,500.00	230,026.88	360	359	1	642	36.87	82.56	82.56	5.90385	3.00000	1.00000	6.00000	12.79608	6.79608	59
LIBOR 5/6 ARM IO	4	796,049.90	0.11	7.55060	0.50550	7.04510	6.95000	8.12500	107,000.00	349,650.00	199,012.50	360	355	5	626	39.35	84.81	84.81	7.54225	4.66585	1.00000	5.16707	12.71768	7.55060	55
TOTAL	4,208	723,125,131.86	100.00	7.29225	0.50550	6.78675	4.95000	13.00000	2,298.30	913,259.11	171,984.27	355	353	3	624	40.79	79.53	82.53	5.96420	2.61550	1.06662	6.32696	13.46792	6.92806	23

Collateral Grouped by Cap Structure

PRODUCT / INIT RATE CAP / PER RATE CAP / GROSS LIFE CAP	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
6MLIBOR	20	5,540,319.85	0.77
3.000	20	5,540,319.85	0.77
1.000	20	5,540,319.85	0.77
5.000	3	507,809.61	0.07
6.000	16	4,704,120.11	0.65
6.375	1	328,390.13	0.05
6MLIBOR IO	4	1,194,000.00	0.17
1.000	4	1,194,000.00	0.17
1.000	4	1,194,000.00	0.17
6.000	4	1,194,000.00	0.17
BALLOON	232	12,492,890.25	1.73
0.000	232	12,492,890.25	1.73
0.000	232	12,492,890.25	1.73
0.000	232	12,492,890.25	1.73
FIXED	795	91,482,671.09	12.65
0.000	795	91,482,671.09	12.65
0.000	795	91,482,671.09	12.65
0.000	795	91,482,671.09	12.65
FIXED IO	36	7,157,308.13	0.99
0.000	36	7,157,308.13	0.99
0.000	36	7,157,308.13	0.99
0.000	36	7,157,308.13	0.99
LIBOR 2/6 ARM	1,919	332,313,166.21	45.96
1.000	146	28,098,054.28	3.89
1.000	146	28,098,054.28	3.89
6.000	146	28,098,054.28	3.89
1.500	274	34,988,776.30	4.84
1.500	274	34,988,776.30	4.84
7.000	274	34,988,776.30	4.84
2.000	37	7,363,452.21	1.02
1.000	37	7,363,452.21	1.02
6.000	37	7,363,452.21	1.02
2.910	1	181,677.62	0.03
1.000	1	181,677.62	0.03
6.000	1	181,677.62	0.03
2.950	1	85,500.00	0.01
1.000	1	85,500.00	0.01
6.000	1	85,500.00	0.01
2.995	2	268,521.98	0.04
1.000	1	172,621.98	0.02
5.995	1	172,621.98	0.02
1.500	1	95,900.00	0.01
7.000	1	95,900.00	0.01
3.000	1,455	260,865,364.28	36.07

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Collateral Grouped by Cap Structure

PRODUCT / INIT RATE CAP / PER RATE CAP / GROSS LIFE CAP	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
1.000	1,351	239,629,966.32	33.14
3.640	1	175,230.63	0.02
4.140	2	658,875.96	0.09
4.190	1	299,309.17	0.04
4.590	1	296,631.39	0.04
5.000	27	6,166,407.27	0.85
5.915	1	428,353.46	0.06
6.000	1,166	210,382,455.72	29.09
7.000	152	21,222,702.72	2.93
1.500	100	20,721,097.97	2.87
6.000	4	322,023.27	0.04
7.000	96	20,399,074.70	2.82
2.000	4	514,299.99	0.07
7.000	4	514,299.99	0.07
3.003	1	101,458.54	0.01
1.000	1	101,458.54	0.01
5.000	1	101,458.54	0.01
3.450	1	54,437.65	0.01
1.000	1	54,437.65	0.01
7.000	1	54,437.65	0.01
6.290	1	305,923.35	0.04
1.000	1	305,923.35	0.04
6.290	1	305,923.35	0.04
LIBOR 2/6 ARM IO	839	201,249,732.46	27.83
1.500	241	58,714,371.19	8.12
1.000	231	56,686,918.92	7.84
7.000	231	56,686,918.92	7.84
1.500	10	2,027,452.27	0.28
7.000	10	2,027,452.27	0.28
2.000	61	20,206,514.60	2.79
1.000	61	20,206,514.60	2.79
7.000	61	20,206,514.60	2.79
2.875	1	109,350.00	0.02
1.000	1	109,350.00	0.02
6.000	1	109,350.00	0.02
2.910	1	212,000.00	0.03
1.000	1	212,000.00	0.03
7.000	1	212,000.00	0.03
3.000	533	121,812,431.67	16.85
1.000	489	114,689,422.06	15.86
4.740	1	318,250.00	0.04
5.000	2	334,458.31	0.05
5.390	1	373,500.00	0.05
6.000	377	83,180,655.61	11.50
7.000	108	30,482,558.14	4.22
1.500	44	7,123,009.61	0.99
6.000	5	771,859.00	0.11
7.000	39	6,351,150.61	0.88
3.500	1	57,800.00	0.01
1.000	1	57,800.00	0.01
6.000	1	57,800.00	0.01
6.000	1	137,265.00	0.02
1.000	1	137,265.00	0.02
6.000	1	137,265.00	0.02
LIBOR 3/6 ARM	238	40,766,240.50	5.64
1.000	7	712,663.61	0.10
1.000	7	712,663.61	0.10
6.000	7	712,663.61	0.10
1.500	23	4,372,083.54	0.60
1.500	23	4,372,083.54	0.60
7.000	23	4,372,083.54	0.60
2.000	7	1,078,060.81	0.15
1.000	7	1,078,060.81	0.15
6.000	7	1,078,060.81	0.15

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates

BSABS 2005-HE3 CAP STRUCTURES

Collateral Grouped by Cap Structure			
PRODUCT / INIT RATE CAP / PER RATE CAP / GROSS LIFE CAP	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
3.000	200	34,507,506.69	4.77
1.000	173	28,862,993.81	3.99
3.000	1	63,973.73	0.01
6.000	167	28,167,440.86	3.90
7.000	5	631,579.22	0.09
1.500	26	5,547,096.01	0.77
7.000	26	5,547,096.01	0.77
3.000	1	97,416.87	0.01
6.000	1	97,416.87	0.01
6.000	1	95,925.85	0.01
1.000	1	95,925.85	0.01
6.000	1	95,925.85	0.01
LIBOR 3/6 ARM IO	106	26,204,274.94	3.62
1.500	3	534,400.00	0.07
1.000	3	534,400.00	0.07
7.000	3	534,400.00	0.07
3.000	102	25,591,074.94	3.54
1.000	97	24,602,724.94	3.40
6.000	78	18,881,130.24	2.61
7.000	19	5,721,594.70	0.79
1.500	5	988,350.00	0.14
7.000	5	988,350.00	0.14
7.000	1	78,800.00	0.01
1.500	1	78,800.00	0.01
7.000	1	78,800.00	0.01
LIBOR 5/1 ARM	3	979,013.63	0.14
2.000	3	979,013.63	0.14
2.000	3	979,013.63	0.14
6.000	3	979,013.63	0.14
LIBOR 5/1 ARM IO	4	1,109,249.90	0.15
2.000	4	1,109,249.90	0.15
2.000	4	1,109,249.90	0.15
6.000	4	1,109,249.90	0.15
LIBOR 5/6 ARM	8	1,840,215.00	0.25
3.000	8	1,840,215.00	0.25
1.000	8	1,840,215.00	0.25
6.000	8	1,840,215.00	0.25
LIBOR 5/6 ARM IO	4	796,049.90	0.11
3.000	1	133,000.00	0.02
1.000	1	133,000.00	0.02
6.000	1	133,000.00	0.02
5.000	3	663,049.90	0.09
1.000	3	663,049.90	0.09
5.000	3	663,049.90	0.09
TOTAL	4,208	723,125,131.86	100.00

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Collateral Analysis

NOTE: With respect to any particular row, only loans satisfying the stipulationsd in Columns A, B and C of that row (the "Line Item Loans") should be evaluated when providing the information required by Columns E through Q in each row. Therefore, all percentage information (*except for Column D*) requested in each row should use the total Line Item Loans relating to that particular row in the denominator.

If the deal is an "H" structure, *PLEASE GENERATE STRATS ONLY ON COLLATERAL THAT COULD GENERATE LOSSES TO OUR TRANCHE*

FICO Low	FICO High	LTV	Percent of Outstanding Pool Balance	Wtd Avg Current Balance	Wtd Avg GWAC	% MI	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	% SFD	% PUD	% Owner Occ	% Full Doc	% Ltd Doc	% Stated Doc	% Int Only
500	524	> 65%	168253.01	2.72	7.97015	0	515	41.79	77.64	82.24	12.11	95.16	75.02	0	20.66	2.34
525	549	> 65%	191218.6	6.61	7.87836	0	538	41.73	81.22	78.16	14.02	96.99	62.91	1.88	27.57	13.17
550	574	> 65%	181510.76	6.83	7.69956	0	563	41.02	82.46	74.75	13.33	93.08	65.76	2.04	29.71	15.34
575	599	> 70%	166534.86	13.84	7.48363	0	587	40.38	85.79	76.36	15.79	95.1	78.08	0.35	17.04	28
600	624	> 70%	176491.34	14.13	7.20841	0	612	40.53	84.99	73.63	14.92	93.57	63.83	4.7	30.52	30.18
625	649	> 70%	196045.19	15.86	6.95128	0	638	41.1	83.15	67.07	17.51	91.3	42.21	1.13	53.21	44.74
650	674	> 80%	188902.76	4.08	7.31644	0	660	40.58	90.91	70.54	9.65	75.06	53.21	3.86	36.4	29.15
675	699	> 80%	173526.66	2.18	7.48276	0	685	41.04	92.37	62.85	10.71	72.43	49.53	4.14	41.7	23.43
700	724	> 80%	207387.29	1.78	7.14066	0	709	40.38	91.4	53.57	9.58	73.85	57.09	0	40.08	31.01
725	749	> 85%	243259.87	0.81	7.15109	0	733	41.56	92.54	65.35	15.13	80.26	57.47	0	42.53	21.56
750	774	> 85%	97439.67	0.15	7.77732	0	758	34.05	91.77	36.66	14.43	14.43	45.91	0	54.09	0
775	799	> 85%	234213.3	0.19	7.64416	0	777	33.68	90	34.71	24.17	15.5	13.45	19.21	67.34	0
800	max	> 85%	0	0	0	0	0	0	0	0	0	0	0	0	0	0

LTV Low	LTV High	DTI	Percent of Outstanding Pool Balance	Wtd Avg Current Balance	Wtd Avg GWAC	% MI	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	% SFD	% PUD	% Owner Occ	% Full Doc	% Ltd Doc	% Stated Doc	% Int Only
60%	64%	> 50%	212893.55	0.24	6.89057	0	581	52.66	61.82	75.36	17.61	75.36	66.47	0	17.61	7.4
65%	69%	> 50%	262263.8	0.33	6.93845	0	576	53.06	66.94	53.91	9.24	78.82	100	0	0	65.96
70%	74%	> 50%	208612.45	0.35	6.99745	0	600	52.79	71.21	86.21	0	79.05	64.03	0	35.97	47.46
75%	79%	> 50%	193081.41	0.64	7.3295	0	581	52.82	77.14	63.13	34.28	100	85.08	0	14.92	31.12
80%	84%	> 50%	226123.4	3.31	6.46203	0	636	52.49	80.55	65.78	16.58	96.88	91.45	2.73	5.82	60.6
85%	89%	> 50%	240522.32	1.53	6.93259	0	613	52.85	85.81	82.02	8.88	94.4	89.04	7.27	3.69	41.63
90%	94%	> 50%	180020.82	1.19	6.98086	0	630	53.1	90.13	81.11	18.39	90.29	90.78	5.69	3.53	42
95%	99%	> 50%	188279.35	0.26	7.15489	0	657	52.3	95.31	70.5	23.17	100	83.92	0	16.08	53.25
100%	max	> 50%	0	0	0	0	0	0	0	0	0	0	0	0	0	0

DTI Low	DTI High	FICO	Percent of Outstanding Pool Balance	Wtd Avg Current Balance	Wtd Avg GWAC	% MI	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	% SFD	% PUD	% Owner Occ	% Full Doc	% Ltd Doc	% Stated Doc	% Int Only
20%	24%	< 525	125533.93	0.17	8.21466	0	508	21.95	74.83	56.59	43.41	97.6	88.14	0	0	0
25%	29%	< 550	122647.05	0.39	8.07801	0	530	26.93	75.43	88.11	10.17	100	55.24	0	33.66	0
30%	34%	< 575	158301.5	1.64	7.69254	0	546	31.87	78.23	88.69	6.84	91.08	80.79	3.62	9.39	14.25
35%	39%	< 600	171079.43	4.47	7.64464	0	567	37.05	78.54	75.68	18.73	96.91	59.48	1.33	25.23	19.29
40%	44%	< 625	184238.66	9.17	7.44653	0	581	41.98	81.77	80.5	9.32	94.9	61.11	2.1	30.32	26.45
45%	49%	< 650	179814.22	14.17	7.44955	0	594	46.76	83.25	71.41	16.87	93.36	60.66	1.51	35.25	24.29
50%	54%	< 675	194572.21	5.52	7.00245	0	599	51.79	81.05	73.92	16.52	96.7	84.88	2.07	13.05	41.9
55%	max	< 700	241076.31	0.3	7.29806	0	581	55	78.49	77	5.95	100	100	0	0	36.79

Collateral Analysis

NOTE: **With respect to any particular row, only loans satisfying the stipulationsd in Columns A, B and C of that row (the "Line Item Loans") should be evaluated when providing the information required by Columns E through Q in each row. Therefore, all percentage information (*except for Column D*) requested in each row should use the total Line Item Loans relating to that particular row in the denominator.**

If the deal is an "H" structure, *PLEASE GENERATE STRATS ONLY ON COLLATERAL THAT COULD GENERATE LOSSES TO OUR TRANCHE*

LIMITED AND STATED DOC

FICO Low	FICO High	Percent of Outstanding Pool Balance	Wtd Avg Current Balance	Wtd Avg GWAC	% MI	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	% SFD	% PUD	% Owner Occ	% Full Doc	% Ltd Doc	% Stated Doc	% Int Only	% CA	% NY	% FL
500	524	172287.24	0.69	8.21397	0	515	40.05	71.24	78.21	12.04	92.22	0	14.11	85.89	0	36.59	4.49	8.07
525	549	226602.82	2.26	8.13524	0	538	41.34	77.12	78.19	14.24	96.1	0	6.21	93.79	12.45	48.38	1.9	12.04
550	574	215961.25	2.33	7.78376	0	563	40.59	79.72	77.35	12.34	94.68	0	5.97	94.03	12.06	41.75	3.54	14.09
575	599	215296.45	2.98	7.4824	0	587	38.37	78.96	71.51	20.41	95.56	0	5.58	94.42	20.78	44.66	1.3	12.25
600	624	206973.11	5.52	7.46841	0	612	40.27	82.61	69.74	17.65	92.08	0	12.28	87.72	28.99	42.72	2.28	14.71
625	649	174192.75	10.09	7.47592	0	638	40.49	83.53	66.71	16.7	94.06	0	2.71	97.29	42.87	54.86	0.86	8.05
650	674	178958.07	7.8	7.33377	0	661	40.26	83.08	68.09	14.72	90.44	0	3.08	96.92	51.51	49.12	0.56	9.95
675	699	193912.24	5.5	7.1426	0	685	39.96	82.28	58.51	17.54	87.28	0	4.78	95.22	46.76	43.9	2.23	10.11
700	724	199041.94	2.56	7.20625	0	710	39.91	83.41	49.83	9.59	75.14	0	2.85	97.15	34.16	54.04	4.04	9.47
725	749	185720.52	1.21	7.11252	0	735	43.55	84.5	58.19	21.77	81.02	0	0	100	56.51	49.1	0	8.57
750	774	218618.16	0.85	6.92428	0	761	41.26	81.87	51.4	8.12	80.94	0	0	100	51.15	58.49	0	2.53
775	799	195903.86	0.3	7.47741	0	783	36.27	83.27	62	15.76	46.4	0	12.53	87.47	10.02	54.33	0	0
800	max	109509	0.02	7.875	0	800	33.71	80	100	0	100	0	0	100	100	0	0	0

IO LOANS

FICO Low	FICO High	Percent of Outstanding Pool Balance	Wtd Avg Current Balance	Wtd Avg GWAC	% MI	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	% SFD	% PUD	% Owner Occ	% Full Doc	% Ltd Doc	% Stated Doc	% Int Only	% CA	% NY	% FL
500	524	166560	0.12	7.88666	0	516	47.3	66.47	100	0	100	100	0	0	100	72.53	0	0
525	549	219136.28	1.03	7.90599	0	539	42.99	76.13	79	16.12	100	72.73	0	27.27	100	32.53	0	19.51
550	574	233342.77	1.16	7.3361	0	563	42.03	79.81	77.71	11.76	91.73	75.81	0	24.19	100	54.9	0	8.33
575	599	229727.1	4.03	7.02781	0	589	40.72	83.21	72.39	14.62	98.69	80.24	0	15.33	100	48.25	0	5.41
600	624	235303.97	4.62	6.79921	0	612	41.1	82.11	68.38	19.3	99.01	65.04	3.31	31.35	100	53.12	0	8.81
625	649	247861.67	7.23	6.75861	0	638	42.2	81.71	69.74	20.23	96.82	40.17	0	59.83	100	62.2	0.71	5.76
650	674	240226.46	6.51	6.71312	0	660	42.3	80.96	63.67	20.42	92.22	37.6	1.24	60.43	100	61.54	0.68	7.18
675	699	238288.81	4.42	6.50223	0	685	41.26	80.77	61.55	18.29	91.06	41.79	0.84	57.37	100	59.57	0	4.16
700	724	250803.81	1.6	6.60408	0	709	43.78	82.06	57.96	12.96	84.52	45.18	2.14	52.67	100	60.35	0	3.33
725	749	240301.38	1.43	6.44459	0	737	44.61	81.74	76.17	10.87	77.99	52.27	0	47.73	100	67.4	0	7.08
750	774	285720	0.59	6.51929	0	763	43.55	78.17	38.75	4.45	73.56	26.94	0	73.06	100	79.55	0	7.37
775	799	271596.99	0.08	5.59647	0	790	37.91	80	39.76	60.24	100	60.24	0	39.76	100	100	0	0
800	max	212754.5	0.06	7.58908	0	804	39.12	80	25.74	0	25.74	74.26	0	25.74	100	0	0	0

Collateral Analysis

NOTE: **With respect to any particular row, only loans satisfying the stipulationsd in Columns A, B and C of that row (the "Line Item Loans") should be evaluated when providing the information required by Columns E through Q in each row. Therefore, all percentage information (*except for Column D*) requested in each row should use the total Line Item Loans relating to that particular row in the denominator.**

If the deal is an "H" structure, *PLEASE GENERATE STRATS ONLY ON COLLATERAL THAT COULD GENERATE LOSSES TO OUR TRANCHE*

FICO Low	FICO High	LTV	Percent of Outstanding Pool Balance	Wtd Avg Current Balance	Wtd Avg GWAC	% MI	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	% SFD	% PUD	% Owner Occ	% Full Doc	% Ltd Doc	% Stated Doc	% Int Only
500	524	> 65%	2.72	168,253.01	7.97015	0	515	41.79	77.64	82.24	12.11	95.16	75.02	0	20.66	2.34
525	549	> 65%	6.61	191,218.60	7.87836	0	538	41.73	81.22	78.16	14.02	96.99	62.91	1.88	27.57	13.17
550	574	> 65%	6.83	181,510.76	7.69956	0	563	41.02	82.46	74.75	13.33	93.08	65.76	2.04	29.71	15.34
575	599	> 70%	13.84	166,534.86	7.48363	0	587	40.38	85.79	76.36	15.79	95.1	78.08	0.35	17.04	28
600	624	> 70%	14.13	176,491.34	7.20841	0	612	40.53	84.99	73.63	14.92	93.57	63.83	4.7	30.52	30.18
625	649	> 70%	15.86	196,045.19	6.95128	0	638	41.1	83.15	67.07	17.51	91.3	42.21	1.13	53.21	44.74
650	674	> 80%	4.08	188,902.76	7.31644	0	660	40.58	90.91	70.54	9.65	75.06	53.21	3.86	36.4	29.15
675	699	> 80%	2.18	173,526.66	7.48276	0	685	41.04	92.37	62.85	10.71	72.43	49.53	4.14	41.7	23.43
700	724	> 80%	1.78	207,387.29	7.14066	0	709	40.38	91.4	53.57	9.58	73.85	57.09	0	40.08	31.01
725	749	> 85%	0.81	243,259.87	7.15109	0	733	41.56	92.54	65.35	15.13	80.26	57.47	0	42.53	21.56
750	774	> 85%	0.15	97,439.67	7.77732	0	758	34.05	91.77	36.66	14.43	14.43	45.91	0	54.09	0
775	799	> 85%	0.19	234,213.30	7.64416	0	777	33.68	90	34.71	24.17	15.5	13.45	19.21	67.34	0
800	max	> 85%	-	-	0	0	0	0	0	0	0	0	0	0	0	0

LTV Low	LTV High	DTI	Percent of Outstanding Pool Balance	Wtd Avg Current Balance	Wtd Avg GWAC	% MI	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	% SFD	% PUD	% Owner Occ	% Full Doc	% Ltd Doc	% Stated Doc	% Int Only
60%	64%	> 50%	0.24	212,893.55	6.89057	0	581	52.66	61.82	75.36	17.61	75.36	66.47	0	17.61	7.4
65%	69%	> 50%	0.33	262,263.80	6.93845	0	576	53.06	66.94	53.91	9.24	78.82	100	0	0	65.96
70%	74%	> 50%	0.35	208,612.45	6.99745	0	600	52.79	71.21	86.21	0	79.05	64.03	0	35.97	47.46
75%	79%	> 50%	0.64	193,081.41	7.3295	0	581	52.82	77.14	63.13	34.28	100	85.08	0	14.92	31.12
80%	84%	> 50%	3.31	226,123.40	6.46203	0	636	52.49	80.55	65.78	16.58	96.88	91.45	2.73	5.82	60.6
85%	89%	> 50%	1.53	240,522.32	6.93259	0	613	52.85	85.81	82.02	8.88	94.4	89.04	7.27	3.69	41.63
90%	94%	> 50%	1.19	180,020.82	6.98086	0	630	53.1	90.13	81.11	18.39	90.29	90.78	5.69	3.53	42
95%	99%	> 50%	0.26	188,279.35	7.15489	0	657	52.3	95.31	70.5	23.17	100	83.92	0	16.08	53.25
100%	max	> 50%	-	-	0	0	0	0	0	0	0	0	0	0	0	0

DTI Low	DTI High	FICO	Percent of Outstanding Pool Balance	Wtd Avg Current Balance	Wtd Avg GWAC	% MI	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	% SFD	% PUD	% Owner Occ	% Full Doc	% Ltd Doc	% Stated Doc	% Int Only
20%	24%	< 525	0.17	125,533.93	8.21466	0	508	21.95	74.83	56.59	43.41	97.6	88.14	0	0	0
25%	29%	< 550	0.39	122,647.05	8.07801	0	530	26.93	75.43	88.11	10.17	100	55.24	0	33.66	0
30%	34%	< 575	1.64	158,301.50	7.69254	0	546	31.87	78.23	88.69	6.84	91.08	80.79	3.62	9.39	14.25
35%	39%	< 600	4.47	171,079.43	7.64464	0	567	37.05	78.54	75.68	18.73	96.91	59.48	1.33	25.23	19.29
40%	44%	< 625	9.17	184,238.66	7.44653	0	581	41.98	81.77	80.5	9.32	94.9	61.11	2.1	30.32	26.45
45%	49%	< 650	14.17	179,814.22	7.44955	0	594	46.76	83.25	71.41	16.87	93.36	60.66	1.51	35.25	24.29
50%	54%	< 675	5.52	194,572.21	7.00245	0	599	51.79	81.05	73.92	16.52	96.7	84.88	2.07	13.05	41.9
55%	max	< 700	0.30	241,076.31	7.29806	0	581	55	78.49	77	5.95	100	100	0	0	36.79

Collateral Analysis

NOTE: **With respect to any particular row, only loans satisfying the stipulationsd in Columns A, B and C of that row (the "Line Item Loans") should be evaluated when providing the information required by Columns E through Q in each row. Therefore, all percentage information (*except for Column D*) requested in each row should use the total Line Item Loans relating to that particular row in the denominator.**

If the deal is an "H" structure, *PLEASE GENERATE STRATS ONLY ON COLLATERAL THAT COULD GENERATE LOSSES TO OUR TRANCHE*

LIMITED AND STATED DOC

FICO Low	FICO High	Percent of Outstanding Pool Balance	Wtd Avg Current Balance	Wtd Avg GWAC	% MI	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	% SFD	% PUD	% Owner Occ	% Full Doc	% Ltd Doc	% Stated Doc	% Int Only	% CA	% NY	% FL
500	524	0.69	172,287.24	8.21397	0	515	40.05	71.24	78.21	12.04	92.22	0	14.11	85.89	0	36.59	4.49	8.07
525	549	2.26	226,602.82	8.13524	0	538	41.34	77.12	78.19	14.24	96.1	0	6.21	93.79	12.45	48.38	1.9	12.04
550	574	2.33	215,961.25	7.78376	0	563	40.59	79.72	77.35	12.34	94.68	0	5.97	94.03	12.06	41.75	3.54	14.09
575	599	2.98	215,296.45	7.4824	0	587	38.37	78.96	71.51	20.41	95.56	0	5.58	94.42	20.78	44.66	1.3	12.25
600	624	5.52	206,973.11	7.46841	0	612	40.27	82.61	69.74	17.65	92.08	0	12.28	87.72	28.99	42.72	2.28	14.71
625	649	10.09	174,192.75	7.47592	0	638	40.49	83.53	66.71	16.7	94.06	0	2.71	97.29	42.87	54.86	0.86	8.05
650	674	7.80	178,958.07	7.33377	0	661	40.26	83.08	68.09	14.72	90.44	0	3.08	96.92	51.51	49.12	0.56	9.95
675	699	5.50	193,912.24	7.1426	0	685	39.96	82.28	58.51	17.54	87.28	0	4.78	95.22	46.76	43.9	2.23	10.11
700	724	2.56	199,041.94	7.20625	0	710	39.91	83.41	49.83	9.59	75.14	0	2.85	97.15	34.16	54.04	4.04	9.47
725	749	1.21	185,720.52	7.11252	0	735	43.55	84.5	58.19	21.77	81.02	0	0	100	56.51	49.1	0	8.57
750	774	0.85	218,618.16	6.92428	0	761	41.26	81.87	51.4	8.12	80.94	0	0	100	51.15	58.49	0	2.53
775	799	0.30	195,903.86	7.47741	0	783	36.27	83.27	62	15.76	46.4	0	12.53	87.47	10.02	54.33	0	0
800	max	0.02	109,509.00	7.875	0	800	33.71	80	100	0	100	0	0	100	100	0	0	0

IO LOANS

FICO Low	FICO High	Percent of Outstanding Pool Balance	Wtd Avg Current Balance	Wtd Avg GWAC	% MI	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	% SFD	% PUD	% Owner Occ	% Full Doc	% Ltd Doc	% Stated Doc	% Int Only	% CA	% NY	% FL
500	524	0.12	166,560.00	7.88666	0	516	47.3	66.47	100	0	100	100	0	0	100	72.53	0	0
525	549	1.03	219,136.28	7.90599	0	539	42.99	76.13	79	16.12	100	72.73	0	27.27	100	32.53	0	19.51
550	574	1.16	233,342.77	7.3361	0	563	42.03	79.81	77.71	11.76	91.73	75.81	0	24.19	100	54.9	0	8.33
575	599	4.03	229,727.10	7.02781	0	589	40.72	83.21	72.39	14.62	98.69	80.24	0	15.33	100	48.25	0	5.41
600	624	4.62	235,303.97	6.79921	0	612	41.1	82.11	68.38	19.3	99.01	65.04	3.31	31.35	100	53.12	0	8.81
625	649	7.23	247,861.67	6.75861	0	638	42.2	81.71	69.74	20.23	96.82	40.17	0	59.83	100	62.2	0.71	5.76
650	674	6.51	240,226.46	6.71312	0	660	42.3	80.96	63.67	20.42	92.22	37.6	1.24	60.43	100	61.54	0.68	7.18
675	699	4.42	238,288.81	6.50223	0	685	41.26	80.77	61.55	18.29	91.06	41.79	0.84	57.37	100	59.57	0	4.16
700	724	1.60	250,803.81	6.60408	0	709	43.78	82.06	57.96	12.96	84.52	45.18	2.14	52.67	100	60.35	0	3.33
725	749	1.43	240,301.38	6.44459	0	737	44.61	81.74	76.17	10.87	77.99	52.27	0	47.73	100	67.4	0	7.08
750	774	0.59	285,720.00	6.51929	0	763	43.55	78.17	38.75	4.45	73.56	26.94	0	73.06	100	79.55	0	7.37
775	799	0.08	271,596.99	5.59647	0	790	37.91	80	39.76	60.24	100	60.24	0	39.76	100	100	0	0
800	max	0.06	212,754.50	7.58908	0	804	39.12	80	25.74	0	25.74	74.26	0	25.74	100	0	0	0

The percentages per table should add up to 100%

FICO & Documentation & Purpose of Loan

FICO Score	Full DOC	Stated Doc	Other Doc	All Docs	Purch	CO refi	WAC	Avg Prin Bal ($)
< 450								
= 500	83.00%	17.00%	0.00%	100.00%	33.81%	34.08%	8.1900%	178,395
501-550	64.92%	32.94%	2.14%	100.00%	13.03%	76.20%	7.8400%	253,223
551-600	71.64%	26.84%	1.52%	100.00%	39.62%	51.67%	7.4900%	250,777
601-650	50.65%	46.53%	2.81%	99.99%	56.24%	38.15%	7.2300%	245,998
651-700	41.49%	56.56%	1.95%	100.00%	67.69%	27.79%	7.0300%	265,646
701-750	44.71%	54.22%	1.07%	100.00%	73.54%	22.41%	6.9700%	300,680
751-800	27.29%	70.37%	2.34%	100.00%	91.57%	7.45%	6.9800%	268,519
801-850	100.00%	0.00%	0.00%	100.00%	100.00%	0.00%	7.4900%	316,000
Total	54.24%	43.65%	2.11%	100.00%	51.99%	41.52%	7.2900%	256508.7

LTV & FICO

Current LTV	FICO < 450	450 - 500	501 - 550	551 - 600	601 - 650	651 - 700	701 - 750	751 - 800
10.01-20			0.00%	100.00%	0.00%	0.00%	0.00%	0.00%
20.01-30			63.24%	0.00%	36.76%	0.00%	0.00%	0.00%
30.01-40			29.05%	27.80%	13.66%	19.96%	0.00%	9.52%
40.01-50			28.45%	27.77%	29.25%	5.69%	0.00%	8.83%
50.01-60			36.71%	35.94%	17.59%	6.79%	2.67%	0.30%
60.01-70			33.64%	28.45%	22.40%	9.80%	5.43%	0.28%
70.01-80			8.23%	15.66%	36.28%	31.22%	6.45%	2.04%
80.01-90			13.45%	35.61%	28.83%	14.13%	6.71%	1.28%
90.01-100			0.87%	16.87%	43.64%	26.87%	10.93%	0.82%
100+								
Total			11.03%	22.68%	33.88%	23.84%	6.93%	1.58%

Prin Balance & FICO

Prin Balance	FICO < 450	450 - 500	501 - 550	551 - 600	601 - 650	651 - 700	701 - 750	751 - 800
$1-$50,000			9.84%	15.22%	44.16%	22.82%	6.51%	1.45%
$50,001-$100,000			8.60%	23.78%	38.59%	20.28%	6.81%	1.93%
$100,001-$150,000			10.83%	29.69%	34.12%	19.66%	4.91%	0.70%
$150,001 - $200,000			11.37%	26.13%	31.97%	24.69%	3.95%	1.89%
$200,001 - $250,000			14.75%	21.73%	30.17%	24.84%	7.59%	0.92%
$250,001 - $300,000			12.02%	19.69%	36.12%	24.63%	6.03%	1.51%
$300,001 - $350,000			10.56%	13.98%	39.38%	25.98%	7.11%	2.58%
$350,001 - $400,000			8.65%	19.89%	37.81%	26.14%	5.61%	1.90%
$400,001 - $450,000			5.64%	20.89%	30.31%	25.72%	15.10%	2.35%
$450,001 - $500,000			19.31%	17.53%	26.26%	28.07%	7.14%	1.68%
$500,001 - $550,000			13.09%	34.97%	12.96%	26.07%	12.91%	0.00%
$550,001 - $600,000			10.52%	25.19%	28.59%	18.31%	13.85%	3.54%
$600,001 - $650,000			8.13%	33.49%	16.71%	33.43%	8.23%	0.00%
$650,001 - $700,000			0.00%	33.39%	22.62%	32.97%	11.02%	0.00%
$700,001 - $750,000			0.00%	50.10%	49.90%	0.00%	0.00%	0.00%
$850000+			0.00%	0.00%	0.00%	0.00%	100.00%	0.00%
Total			11.03%	22.68%	33.88%	23.84%	6.93%	1.58%

Mortg Rates & FICO

Mortg Rates	FICO < 450	450 - 500	501 - 550	551 - 600	601 - 650	651 - 700	701 - 750	751 - 800
4.001-4.5%								
4.501-5.0%			0.00%	0.00%	0.00%	72.24%	5.85%	21.91%
5.001-5.5%			0.00%	12.68%	34.04%	39.35%	13.93%	0.00%
5.501-6.0%			3.04%	9.87%	40.34%	36.85%	8.69%	1.21%
6.001-6.5%			4.99%	15.34%	35.10%	28.79%	12.03%	3.75%
6.501-7.0%			7.63%	20.12%	36.80%	27.39%	6.58%	1.48%
7.001-7.5%			12.91%	24.72%	36.25%	19.91%	5.44%	0.48%
7.501-8.0%			16.29%	30.85%	29.81%	17.40%	4.60%	0.94%
8.001-8.5%			19.16%	37.79%	22.28%	14.04%	4.71%	2.01%
8.501-9.0%			18.25%	38.69%	26.96%	11.99%	2.57%	1.54%
9.001-9.5%			30.64%	25.72%	24.51%	16.10%	3.02%	0.00%
9.501-10.0%			14.23%	16.72%	29.49%	25.41%	11.35%	2.80%
10.001-10.5%			13.18%	8.78%	49.88%	22.96%	5.20%	0.00%
10.501-11.0%			4.07%	6.51%	56.72%	26.72%	5.97%	0.00%
11.001-11.5%			31.04%	13.25%	35.21%	17.19%	3.32%	0.00%
11.501-12.0%			35.61%	0.00%	56.99%	7.40%	0.00%	0.00%
12.001-12.5%			14.74%	0.00%	58.60%	26.66%	0.00%	0.00%
12.501-13.0%			52.20%	0.00%	47.80%	0.00%	0.00%	0.00%
> 13.0%								
Total			11.03%	22.68%	33.88%	23.84%	6.93%	1.58%

Mortg Rates & LTV

Mortg Rates	LTV 40.01-50	50.01 - 60	60.01 - 70	70.01 - 80	80.01 - 90	90.01 - 100	= 100	avg FICO
4.001-4.5%								
4.501-5.0%	0.00%	0.00%	0.00%	41.17%	58.83%	0.00%	0.00%	703
5.001-5.5%	1.55%	3.53%	6.60%	18.92%	69.40%	0.00%	0.00%	655
5.501-6.0%	0.23%	0.91%	5.44%	13.60%	70.00%	9.45%	0.00%	646
6.001-6.5%	0.77%	1.86%	7.19%	14.31%	63.02%	11.82%	0.84%	644
6.501-7.0%	0.14%	1.85%	6.49%	13.17%	62.85%	13.63%	1.68%	630
7.001-7.5%	1.71%	2.14%	4.77%	13.00%	56.66%	18.71%	2.84%	616
7.501-8.0%	1.02%	1.87%	3.71%	9.91%	46.90%	30.72%	5.61%	608
8.001-8.5%	0.22%	1.60%	3.88%	9.06%	33.62%	42.20%	9.31%	602
8.501-9.0%	0.12%	0.80%	2.27%	9.96%	29.29%	39.75%	17.33%	597
9.001-9.5%	1.57%	0.00%	3.70%	4.25%	37.07%	27.92%	25.49%	593
9.501-10.0%	0.00%	0.00%	0.89%	7.26%	14.18%	20.47%	57.21%	632
10.001-10.5%	0.00%	0.29%	0.52%	7.75%	7.80%	16.64%	66.99%	625
10.501-11.0%	0.00%	0.38%	0.46%	3.50%	4.17%	12.74%	78.75%	638
11.001-11.5%	0.00%	0.00%	2.74%	5.36%	30.94%	5.66%	55.29%	606
11.501-12.0%	7.31%	0.00%	13.89%	7.98%	0.00%	1.95%	68.87%	598
12.001-12.5%	0.00%	0.00%	14.74%	0.00%	0.00%	0.00%	85.26%	617
12.501-13.0%	0.00%	0.00%	52.20%	0.00%	0.00%	0.00%	47.80%	568
> 13.0%								
Total	0.70%	1.65%	5.09%	12.05%	53.09%	20.03%	7.17%	624

The percentages per table should add up to 100%

FICO & Documentation & Purpose of Loan

FICO Score	Full DOC	Stated Doc	Other Doc	All Docs	Purch	CO refi	WAC	Avg Prin Bal ($)
< 450								
= 500	83.00%	17.00%	0.00%	100.00%	33.81%	34.08%	8.1900%	178,395
501-550	64.92%	32.94%	2.14%	100.00%	13.03%	76.20%	7.8400%	253,223
551-600	71.64%	26.84%	1.52%	100.00%	39.62%	51.67%	7.4900%	250,777
601-650	50.65%	46.53%	2.81%	99.99%	56.24%	38.15%	7.2300%	245,998
651-700	41.49%	56.56%	1.95%	100.00%	67.69%	27.79%	7.0300%	265,646
701-750	44.71%	54.22%	1.07%	100.00%	73.54%	22.41%	6.9700%	300,680
751-800	27.29%	70.37%	2.34%	100.00%	91.57%	7.45%	6.9800%	268,519
801-850	100.00%	0.00%	0.00%	100.00%	100.00%	0.00%	7.4900%	316,000
Total	54.24%	43.65%	2.11%	100.00%	51.99%	41.52%	7.2900%	256508.7

LTV & FICO

Current LTV	FICO < 450	= 500	501 - 550	551 - 600	601 - 650	651 - 700	701 - 750	751 - 800
10.01-20		0.00%	0.00%	100.00%	0.00%	0.00%	0.00%	0.00%
20.01-30		0.00%	63.24%	0.00%	36.76%	0.00%	0.00%	0.00%
30.01-40		0.00%	29.05%	27.80%	13.66%	19.96%	0.00%	9.52%
40.01-50		0.00%	30.68%	25.54%	29.25%	5.69%	0.00%	8.83%
50.01-60		0.00%	36.71%	36.67%	17.97%	5.68%	2.67%	0.30%
60.01-70		0.13%	33.72%	28.47%	22.42%	9.86%	5.12%	0.28%
70.01-80		0.17%	8.23%	16.24%	36.47%	30.38%	6.35%	2.07%
80.01-90		0.00%	13.62%	35.74%	29.31%	13.48%	6.58%	1.28%
90.01-100		0.00%	0.87%	17.89%	43.07%	26.54%	10.81%	0.82%
100+								
Total		0.09%	11.10%	23.14%	34.04%	23.18%	6.81%	1.59%

Prin Balance & FICO

Prin Balance	FICO < 450	= 500	501 - 550	551 - 600	601 - 650	651 - 700	701 - 750	751 - 800
$1-$50,000		0.00%	9.84%	15.22%	44.88%	22.23%	6.36%	1.45%
$50,001-$100,000		0.16%	8.73%	24.08%	38.33%	20.21%	6.56%	1.93%
$100,001-$150,000		0.11%	10.82%	30.42%	33.75%	19.55%	4.56%	0.80%
$150,001 - $200,000		0.00%	11.94%	25.78%	32.64%	23.81%	3.95%	1.89%
$200,001 - $250,000		0.48%	14.27%	22.71%	29.92%	24.10%	7.59%	0.92%
$250,001 - $300,000		0.00%	12.02%	20.28%	37.02%	23.43%	5.74%	1.51%
$300,001 - $350,000		0.00%	11.00%	14.90%	38.45%	25.55%	7.11%	2.58%
$350,001 - $400,000		0.00%	8.65%	19.89%	39.72%	24.22%	5.61%	1.90%
$400,001 - $450,000		0.00%	5.64%	20.89%	31.46%	24.57%	15.10%	2.35%
$450,001 - $500,000		0.00%	19.31%	19.25%	24.54%	28.07%	7.14%	1.68%
$500,001 - $550,000		0.00%	13.09%	34.97%	12.96%	26.07%	12.91%	0.00%
$550,001 - $600,000		0.00%	10.52%	25.19%	28.59%	18.31%	13.85%	3.54%
$600,001 - $650,000		0.00%	8.13%	33.49%	16.71%	33.43%	8.23%	0.00%
$650,001 - $700,000		0.00%	0.00%	33.39%	22.62%	32.97%	11.02%	0.00%
$700,001 - $750,000		0.00%	0.00%	50.10%	49.90%	0.00%	0.00%	0.00%
$850000+		0.00%	0.00%	0.00%	0.00%	0.00%	100.00%	0.00%
Total		0.09%	11.10%	23.14%	34.04%	23.18%	6.81%	1.59%

Mortg Rates & FICO

Mortg Rates	FICO < 450	= 500	501 - 550	551 - 600	601 - 650	651 - 700	701 - 750	751 - 800
4.001-4.5%								
4.501-5.0%		0.00%	0.00%	0.00%	0.00%	72.24%	5.85%	21.91%
5.001-5.5%		0.00%	0.00%	12.68%	34.04%	39.35%	13.93%	0.00%
5.501-6.0%		0.00%	3.04%	11.56%	39.91%	35.60%	8.69%	1.21%
6.001-6.5%		0.00%	4.99%	15.65%	35.39%	28.43%	11.79%	3.75%
6.501-7.0%		0.00%	7.63%	20.86%	36.88%	26.57%	6.58%	1.48%
7.001-7.5%		0.00%	13.30%	24.99%	37.02%	18.80%	5.13%	0.48%
7.501-8.0%		0.11%	16.77%	30.86%	29.75%	16.87%	4.60%	1.04%
8.001-8.5%		0.94%	18.21%	38.41%	21.66%	14.04%	4.71%	2.01%
8.501-9.0%		0.14%	18.11%	39.20%	27.74%	11.02%	2.25%	1.54%
9.001-9.5%		0.00%	31.20%	25.16%	24.51%	16.10%	3.02%	0.00%
9.501-10.0%		0.00%	14.23%	16.72%	30.22%	25.24%	10.79%	2.80%
10.001-10.5%		0.00%	13.18%	8.78%	49.88%	22.96%	5.20%	0.00%
10.501-11.0%		0.00%	4.07%	6.51%	57.19%	26.59%	5.63%	0.00%
11.001-11.5%		0.00%	31.04%	13.25%	35.21%	17.19%	3.32%	0.00%
11.501-12.0%		0.00%	35.61%	0.00%	56.99%	7.40%	0.00%	0.00%
12.001-12.5%		0.00%	14.74%	0.00%	58.60%	26.66%	0.00%	0.00%
12.501-13.0%		0.00%	52.20%	0.00%	47.80%	0.00%	0.00%	0.00%
> 13.0%								
Total		0.09%	11.10%	23.14%	34.04%	23.18%	6.81%	1.59%

Mortg Rates & LTV

Mortg Rates	LTV 40.01-50	50.01 - 60	60.01 - 70	70.01 - 80	80.01 - 90	90.01 - 100	= 100	avg FICO
4.001-4.5%								
4.501-5.0%	0.00%	0.00%	0.00%	41.17%	58.83%	0.00%	0.00%	703
5.001-5.5%	1.55%	3.53%	6.60%	18.92%	69.40%	0.00%	0.00%	655
5.501-6.0%	0.23%	0.91%	5.44%	13.60%	70.00%	9.45%	0.00%	646
6.001-6.5%	0.77%	1.86%	7.19%	14.31%	63.02%	11.82%	0.84%	644
6.501-7.0%	0.14%	1.85%	6.49%	13.17%	62.85%	13.63%	1.68%	630
7.001-7.5%	1.71%	2.14%	4.77%	13.00%	56.66%	18.71%	2.84%	616
7.501-8.0%	1.02%	1.87%	3.71%	9.91%	46.90%	30.72%	5.61%	608
8.001-8.5%	0.22%	1.60%	3.88%	9.06%	33.62%	42.20%	9.31%	602
8.501-9.0%	0.12%	0.80%	2.27%	9.96%	29.29%	39.75%	17.33%	597
9.001-9.5%	1.57%	0.00%	3.70%	4.25%	37.07%	27.92%	25.49%	593
9.501-10.0%	0.00%	0.00%	0.89%	7.26%	14.18%	20.47%	57.21%	632
10.001-10.5%	0.00%	0.29%	0.52%	7.75%	7.80%	16.64%	66.99%	625
10.501-11.0%	0.00%	0.38%	0.46%	3.50%	4.17%	12.74%	78.75%	638
11.001-11.5%	0.00%	0.00%	2.74%	5.36%	30.94%	5.66%	55.29%	606
11.501-12.0%	7.31%	0.00%	13.89%	7.98%	0.00%	1.95%	68.87%	598
12.001-12.5%	0.00%	0.00%	14.74%	0.00%	0.00%	0.00%	85.26%	617
12.501-13.0%	0.00%	0.00%	52.20%	0.00%	0.00%	0.00%	47.80%	568
> 13.0%								
Total	0.70%	1.65%	5.09%	12.05%	53.09%	20.03%	7.17%	624

Deal Info	
Deal Name	BSABS 2005-HE3
Bloomberg Ticker:	
Asset Class:	Subprime
Issuer:	Bear Stearns
Trustee:	LaSalle
Lead Manager(s)	Bear Stearns
Month:	
To Roll	23
Remaining Term	353
Remaining IO Term	
Filed Bankruptcy %	0

Cells in red font are calculations and should be left alone.

FICO BUCKET													
	Deal Size			WA Loan	Weighted Average Collateral Characteristics								
FICO	# Loans	Balance	%	Balance	WAC	FICO	%LTV	% DTI	Non - Primary	Non SF/PUD	Refi Cachout	NINA/No Doc	Interest only
NA			0.00%										
=<500	5	683,777	0.09%	136,755	8.19%	500	75.72%	39.85%	0.00%	33.81%	34.08%	0.00%	0.00%
>500 =<520	95	15,230,290	2.11%	160,319	8.04%	512	74.20%	40.75%	7.12%	5.50%	71.81%	0.00%	3.52%
>520 =<540	223	40,936,001	5.66%	183,570	7.80%	531	76.76%	42.19%	3.13%	7.34%	80.71%	0.00%	10.38%
>540 =<560	234	42,962,997	5.94%	183,603	7.74%	550	78.24%	40.88%	3.55%	10.00%	71.81%	0.00%	14.65%
>560 =<580	329	56,731,503	7.85%	172,436	7.69%	572	81.85%	39.96%	5.55%	6.88%	56.19%	0.00%	16.28%
>580 =<600	544	91,760,095	12.69%	168,677	7.33%	590	83.68%	40.39%	6.08%	9.45%	44.60%	0.00%	30.14%
>600 =<620	523	89,477,807	12.37%	171,086	7.22%	611	83.19%	40.16%	6.04%	11.61%	46.28%	0.00%	30.35%
>620 =<640	666	100,158,063	13.85%	150,387	7.32%	631	84.37%	40.66%	8.12%	15.25%	36.64%	0.00%	33.26%
>640 =<660	616	106,185,751	14.68%	172,379	7.10%	650	82.81%	41.01%	11.82%	19.40%	29.66%	0.00%	45.37%
>660 =<680	399	73,245,558	10.13%	183,573	7.03%	669	83.47%	41.27%	14.07%	21.17%	30.16%	0.00%	44.38%
>680 =<700	250	44,677,559	6.18%	178,710	6.95%	689	83.27%	40.45%	15.20%	23.64%	19.66%	0.00%	48.63%
>700 =<750	257	49,226,075	6.81%	191,541	6.97%	720	84.97%	41.83%	21.52%	25.37%	22.41%	0.00%	43.88%
>750	67	11,849,655	1.64%	176,861	7.00%	768	81.37%	40.68%	33.66%	41.07%	7.26%	0.00%	44.34%
TOTAL	4,208	723,125,132	100.00%	171,845	7.29%	624	82.53%	40.79%	9.73%	15.30%	41.52%	0.00%	32.87%

FICO Mean: ________ Median: ________ Standard Deviation: ________

LTV BUCKET													
	Deal Size			WA Loan	Weighted Average Collateral Characteristics								
LTV	# Loans	Balance	%	Balance	WAC	FICO	%LTV	% DTI	Non - Primary	Non SF/PUD	Refi Cachout	NINA/No Doc	Interest only
=<50	59	6,961,979	0.96%	118,000	7.34%	597	42.90%	38.11%	14.20%	15.58%	78.92%	0.00%	14.48%
>50 =<55	34	5,467,181	0.76%	160,799	6.95%	584	52.57%	43.26%	3.69%	18.81%	90.96%	0.00%	15.41%
>55 =<60	50	8,608,429	1.19%	172,169	7.17%	573	58.23%	40.90%	8.27%	3.90%	89.87%	0.00%	19.45%
>60 =<65	83	14,448,643	2.00%	174,080	6.96%	582	63.63%	37.86%	3.07%	12.01%	82.27%	0.00%	21.64%
>65 =<70	147	30,260,613	4.18%	205,855	7.03%	592	68.75%	39.54%	16.61%	17.70%	82.06%	0.00%	22.12%
>70 =<75	196	37,270,380	5.15%	190,155	7.25%	590	74.04%	38.28%	16.91%	21.33%	79.53%	0.00%	14.23%
>75 =<80	1,591	320,718,281	44.35%	201,583	6.82%	639	79.85%	41.16%	6.22%	16.23%	26.69%	0.00%	48.72%
>80 =<85	381	77,831,569	10.76%	204,282	7.46%	598	84.49%	41.96%	14.00%	12.04%	59.72%	0.00%	32.36%
>85 =<90	743	123,964,651	17.14%	166,843	7.56%	618	89.65%	40.20%	17.24%	14.20%	45.44%	0.00%	17.65%
>90 =<95	262	44,035,036	6.09%	168,073	7.81%	632	94.85%	40.37%	7.65%	18.60%	40.94%	0.00%	22.19%
>95 <100	25	1,698,294	0.23%	67,932	9.37%	628	99.00%	42.76%	0.00%	4.03%	34.99%	0.00%	16.72%
=>100	637	51,860,076	7.17%	81,413	9.16%	648	100.00%	41.90%	2.11%	11.27%	16.67%	0.00%	10.98%
TOTAL	4,208	723,125,132	100.00%	171,845	7.29%	624	82.53%	40.79%	9.73%	15.30%	41.52%	0.00%	32.87%

LTV Mean: ________ Median: ________ Standard Deviation: ________

DTI BUCKET													
	Deal Size			WA Loan	Weighted Average Collateral Characteristics								
DTI	# Loans	Balance	%	Balance	WAC	FICO	%LTV	% DTI	Non - Primary	Non SF/PUD	Refi Cachout	NINA/No Doc	Interest only
=<20	133	16,817,716	2.33%	126,449	7.43%	622	79.15%	14.66%	34.54%	20.06%	48.78%	0.00%	16.82%
>20 =<25	170	24,564,397	3.40%	144,496	7.41%	617	81.26%	23.03%	14.33%	17.81%	61.64%	0.00%	19.34%
>25 =<30	285	43,274,846	5.98%	151,842	7.47%	624	82.94%	27.89%	18.44%	19.46%	37.81%	0.00%	21.71%
>30 =<35	454	69,996,385	9.68%	154,177	7.39%	620	82.44%	32.80%	13.08%	13.98%	43.86%	0.00%	29.40%
>35 =<40	777	134,511,278	18.60%	173,116	7.29%	626	81.83%	37.80%	6.66%	14.33%	37.18%	0.00%	37.15%
>40 =<45	1,031	183,434,619	25.37%	177,919	7.31%	626	82.86%	42.75%	7.96%	15.91%	38.36%	0.00%	34.58%
>45 =<50	1,047	186,478,063	25.79%	178,107	7.32%	624	83.47%	47.60%	8.85%	15.41%	41.12%	0.00%	29.87%
>50 =<55	311	64,047,828	8.86%	205,942	6.88%	623	81.49%	52.74%	6.02%	11.69%	51.18%	0.00%	48.48%
>55 =<60			0.00%										
>60			0.00%										
TOTAL	4,208	723,125,132	100.00%	171,845	7.29%	624	82.53%	40.79%	9.73%	15.30%	41.52%	0.00%	32.87%

DTI Mean: ________ Median: ________ Standard Deviation: ________

PURPOSE BUCKET													
	Deal Size			WA Loan	Weighted Average Collateral Characteristics								
Purpose	# Loans	Balance	%	Balance	WAC	FICO	%LTV	% DTI	Non - Primary	Non SF/PUD	Refi Cachout	NINA/No Doc	Interest only
Purchase	2,432	375,958,790	51.99%	154,588	7.33%	644	84.56%	40.87%	10.77%	16.63%	0.00%	0.00%	39.20%
Refi (Cash out)	1,501	300,237,005	41.52%	200,025	7.23%	603	79.99%	40.68%	8.17%	13.64%	100.00%	0.00%	26.68%
Refi (Rate Term)	275	46,929,337	6.49%	170,652	7.39%	603	82.46%	40.90%	11.43%	15.27%	0.00%	0.00%	21.85%
TOTAL	4,208	723,125,132	100.00%	171,845	7.29%	624	82.53%	40.79%	9.73%	15.30%	41.52%	0.00%	32.87%

OCCUPANCY BUCKET													
	Deal Size			WA Loan	Weighted Average Collateral Characteristics								
Occ Type	# Loans	Balance	%	Balance	WAC	FICO	%LTV	% DTI	Non - Primary	Non SF/PUD	Refi Cachout	NINA/No Doc	Interest only
Primary (OOC)	3,704	652,752,219	90.27%	176,229	7.24%	621	82.52%	41.14%	0.00%	12.10%	42.24%	0.00%	34.10%
Investment	472	65,473,153	9.05%	138,714	7.81%	656	82.53%	37.04%	100.00%	47.40%	36.30%	0.00%	19.73%
2nd / Vacation	32	4,899,760	0.68%	153,118	7.83%	634	82.56%	43.58%	100.00%	13.23%	15.57%	0.00%	44.39%
TOTAL	4,208	723,125,132	100.00%	171,845	7.29%	624	82.53%	40.79%	9.73%	15.30%	41.52%	0.00%	32.87%

DOCUMENTATION BUCKET													
	Deal Size			WA Loan	Weighted Average Collateral Characteristics								
Doc Type	# Loans	Balance	%	Balance	WAC	FICO	%LTV	% DTI	Non - Primary	Non SF/PUD	Refi Cachout	NINA/No Doc	Interest only
Full/Alternative	2,493	392,252,848	54.24%	157,342	7.19%	613	83.28%	41.50%	9.50%	13.64%	44.06%	0.00%	31.16%
Limited	65	15,243,645	2.11%	234,518	6.94%	621	82.51%	36.75%	7.01%	17.34%	55.37%	0.00%	14.46%
Stated Income	1,526	289,124,609	39.98%	189,466	7.46%	642	82.04%	40.47%	9.80%	17.68%	33.50%	0.00%	38.58%
Stated Stated	124	26,504,030	3.67%	213,742	7.19%	599	76.58%	36.14%	13.98%	12.67%	83.44%	0.00%	6.55%
TOTAL	4,208	723,125,132	100.00%	171,845	7.29%	624	82.53%	40.79%	9.73%	15.30%	41.52%	0.00%	32.87%

PROPERTY BUCKET

Property Type	Deal Size			WA Loan	Weighted Average Collateral Characteristics								
	# Loans	Balance	%	Balance	WAC	FICO	%LTV	% DTI	Non - Primary	Non SF/PUD	Refi Cachout	NINA/No Doc	Interest only
Single Family	3,084	507,471,733	70.18%	164,550	7.29%	619	82.54%	40.71%	6.57%	0.00%	44.45%	0.00%	31.50%
PUD	552	105,016,834	14.52%	190,248	7.28%	622	82.88%	41.79%	5.10%	0.00%	32.11%	0.00%	40.07%
2-4 Unit	298	64,745,019	8.95%	217,265	7.25%	656	81.57%	39.83%	39.52%	100.00%	36.19%	0.00%	26.96%
Townhouse	1	126,000	0.02%	126,000	7.95%	611	90.00%	46.39%	0.00%	100.00%	100.00%	0.00%	0.00%
Condo	273	45,765,546	6.33%	167,639	7.43%	636	82.84%	40.74%	13.31%	100.00%	37.98%	0.00%	40.02%
TOTAL	4,208	723,125,132	100.00%	171,845	7.29%	624	82.53%	40.79%	9.73%	15.30%	41.52%	0.00%	32.87%

PRINCIPAL BUCKET

UPB	Deal Size			WA Loan	Weighted Average Collateral Characteristics								
	# Loans	Balance	%	Balance	WAC	FICO	%LTV	% DTI	Non - Primary	Non SF/PUD	Refi Cachout	NINA/No Doc	Interest only
=<50	444	16,527,831	2.29%	37,225	9.65%	628	89.90%	38.24%	27.28%	12.43%	23.02%	0.00%	0.84%
>50 =<75	464	29,158,091	4.03%	62,841	8.83%	626	86.56%	38.06%	22.06%	13.46%	32.80%	0.00%	7.72%
>75 =<100	499	43,653,558	6.04%	87,482	8.18%	623	85.99%	39.25%	12.91%	12.15%	25.80%	0.00%	8.89%
>100 =<125	506	56,822,899	7.86%	112,298	7.68%	618	84.08%	39.68%	7.49%	9.18%	26.31%	0.00%	19.33%
>125 =<150	394	53,750,400	7.43%	136,422	7.51%	614	82.76%	39.37%	7.88%	11.21%	36.32%	0.00%	21.87%
>150 =<200	532	92,232,539	12.75%	173,369	7.26%	620	81.82%	40.48%	8.47%	13.83%	40.90%	0.00%	30.03%
>200 =<250	418	93,490,321	12.93%	223,661	7.09%	621	81.66%	41.20%	7.67%	16.06%	46.76%	0.00%	37.09%
>250 =<300	336	92,054,442	12.73%	273,972	6.94%	625	81.13%	41.78%	5.01%	14.61%	41.58%	0.00%	42.16%
>300 =<350	236	76,728,895	10.61%	325,122	6.89%	632	81.63%	42.44%	10.61%	17.33%	47.56%	0.00%	44.98%
>350 =<400	161	60,507,009	8.37%	375,820	6.84%	628	82.56%	42.28%	8.08%	16.78%	45.24%	0.00%	44.74%
>400 =<450	86	36,579,692	5.06%	425,345	6.81%	638	83.18%	42.77%	10.49%	19.64%	38.26%	0.00%	49.07%
>450 =<500	57	27,313,467	3.78%	479,184	6.97%	621	79.04%	41.91%	16.07%	28.18%	57.98%	0.00%	42.04%
>500 =<600	51	28,283,447	3.91%	554,577	6.80%	626	80.06%	38.07%	15.71%	25.74%	59.51%	0.00%	33.03%
>600 =<700	21	13,624,831	1.88%	648,801	7.14%	629	82.15%	38.20%	0.00%	9.47%	62.31%	0.00%	52.49%
=>700	3	2,397,709	0.33%	799,236	6.97%	645	79.99%	49.04%	0.00%	0.00%	100.00%	0.00%	0.00%
TOTAL	4,208	723,125,132	100.00%	171,845	7.29%	624	82.53%	40.79%	9.73%	15.30%	41.52%	0.00%	32.87%

* In $1,000

Min ________ Max ________

State Concentration Bucket *

State*	Deal Size			WA Loan	Weighted Average Collateral Characteristics								
	# Loans	Balance	%	Balance	WAC	FICO	%LTV	% DTI	Non - Primary	Non SF/PUD	Refi Cachout	NINA/No Doc	Interest only
CA	1,104	285,519,876	39.48%	258,623	6.92%	630	80.81%	42.15%	6.53%	15.82%	45.81%	0.00%	48.29%
FL	360	56,491,172	7.81%	156,920	7.57%	620	83.11%	40.19%	8.88%	12.30%	39.79%	0.00%	28.02%
IL	216	38,469,896	5.32%	178,101	7.60%	629	83.13%	40.18%	15.71%	40.04%	39.97%	0.00%	11.06%
TX	334	36,873,316	5.10%	110,399	7.47%	619	83.69%	39.78%	5.79%	3.30%	13.79%	0.00%	12.19%
GA	238	30,735,642	4.25%	129,141	8.07%	617	86.42%	39.63%	21.11%	4.17%	38.93%	0.00%	34.26%
NV	110	21,829,437	3.02%	198,449	7.20%	609	80.16%	41.23%	3.77%	1.29%	61.62%	0.00%	33.12%
CO	133	21,196,649	2.93%	159,373	6.97%	627	83.65%	41.09%	7.72%	10.37%	30.80%	0.00%	55.15%
AZ	121	18,466,975	2.55%	152,620	7.26%	622	83.38%	39.89%	9.33%	4.84%	32.07%	0.00%	34.27%
PA	140	16,760,977	2.32%	119,721	7.56%	609	86.02%	40.59%	12.76%	7.82%	44.06%	0.00%	0.38%
MD	80	16,438,113	2.27%	205,476	7.70%	611	80.66%	40.13%	6.20%	12.06%	66.63%	0.00%	37.25%
WA	101	16,410,434	2.27%	162,480	6.93%	633	82.13%	41.83%	7.00%	13.62%	42.03%	0.00%	45.26%
VA	75	12,390,332	1.71%	165,204	7.36%	602	82.75%	40.94%	2.94%	4.89%	38.96%	0.00%	24.53%
MO	111	10,604,231	1.47%	95,534	8.08%	608	84.46%	37.88%	14.57%	9.25%	32.52%	0.00%	13.13%
UT	79	10,094,564	1.40%	127,779	7.13%	620	83.31%	38.26%	4.28%	5.49%	33.27%	0.00%	20.72%
MI	90	10,002,122	1.38%	111,135	8.03%	611	82.86%	39.46%	15.83%	16.51%	54.60%	0.00%	5.82%
OTHER	916	120,841,396		131,923	7.60%	624.345074	84.40%	39.20%	16.25%	23.11%	38.31%	0.00%	15.53%
TOTAL	4,208	723,125,132		171,845	7.29%	624	82.53%	40.79%	9.73%	15.30%	41.52%	0.00%	32.87%

* Fill in top 15 states only, combine the remaining in the "Other" Bucket.

*Separate California into North and South if possible.

	Deal Size			WA Loan	Weighted Average Collateral Characteristics								
California Breakdown	# Loans	Balance	%	Balance	WAC	FICO	%LTV	% DTI	Non - Primary	Non SF/PUD	Refi Cachout	NINA/No Doc	Interest only
CA North	337	88,965,990	31.16%	263,994	6.94%	631	81.90%	41.74%	6.72%	6.85%	39.20%	0.00%	54.38%
CA South	767	196,553,885	68.84%	256,263	6.91%	629	80.32%	42.33%	6.44%	19.88%	48.80%	0.00%	45.53%
	1,104	285,519,876	100.00%										

FIXED / FLOATING (II)

	Deal Size			WA Loan	Weighted Average Collateral Characteristics								
Type	# Loans	Balance	%	Balance	WAC	FICO	%LTV	% DTI	Non - Primary	Non SF/PUD	Refi Cachout	NINA/No Doc	Interest only
Fixed	831	98,639,979	13.64%	118,700	7.87%	630.467037	83.14%	39.92%	12.42%	16.99%	51.50%	0.00%	7.26%
Balloon	232	12,492,890	1.73%	53,849	10.11%	654	99.91%	40.31%	1.08%	14.26%	8.86%	0.00%	0.00%
2/28	1,919	332,313,166	45.96%	173,170	7.37%	609	82.44%	40.18%	11.88%	15.09%	43.44%	0.00%	0.00%
3/27	238	40,766,241	5.64%	171,287	7.35%	607	82.85%	41.46%	6.41%	13.20%	57.02%	0.00%	0.00%
5/25	11	2,819,229	0.39%	256,294	6.69%	663.18304	83.18%	40.61%	14.52%	11.20%	62.92%	0.00%	0.00%
2/28 IO	839	201,249,732	27.83%	239,869	6.80%	642	81.49%	41.88%	5.67%	14.09%	30.12%	0.00%	100.00%
3/27 IO	106	26,204,275	3.62%	247,210	6.54%	645	79.32%	43.06%	4.90%	20.12%	54.59%	0.00%	100.00%
5/25 IO	8	1,905,300	0.26%	238,162	7.09%	660.931507	84.93%	44.34%	10.71%	0.00%	39.13%	0.00%	100.00%
Other	24	6,734,320	0.93%	280,597	7.51%	655.432519	85.87%	38.38%	38.22%	38.94%	48.54%	0.00%	17.73%
TOTAL	4,208	723,125,132	100.00%	171,845	7.29%	624	82.53%	40.79%	9.73%	15.30%	41.52%	0.00%	32.87%

List all loan types and separate the IO loans i.e. 2/28 and 2/28 IO should have separate rows.

LIEN BUCKET

	Deal Size			WA Loan	Weighted Average Collateral Characteristics								
Type	# Loans	Balance	%	Balance	WAC	FICO	%LTV	% DTI	Non - Primary	Non SF/PUD	Refi Cachout	NINA/No Doc	Interest only
First	3,717	696,004,299	96.25%	187,249	7.18%	623	81.86%	40.79%	10.09%	15.31%	42.78%	0.00%	34.15%
Second	491	27,120,833	3.75%	55,236	10.28%	659	99.68%	40.79%	0.50%	14.96%	9.21%	0.00%	0.00%
TOTAL	4,208	723,125,132	100.00%	171,845	7.29%	624	82.53%	40.79%	9.73%	15.30%	41.52%	0.00%	32.87%

PREPAYMENT BUCKET

	Deal Size			WA Loan	Weighted Average Collateral Characteristics								
Type	# Loans	Balance	%	Balance	WAC	FICO	%LTV	% DTI	Non - Primary	Non SF/PUD	Refi Cachout	NINA/No Doc	Interest only
None	832	123,238,044	17.04%	148,123	7.77%	629	83.57%	39.59%	14.90%	25.21%	41.74%	0.00%	19.23%
6 Months	36	3,937,294	0.54%	109,369	7.94%	612	89.55%	40.61%	8.56%	1.48%	30.29%	0.00%	29.14%
1 Year	145	36,402,212	5.03%	251,050	7.21%	627	81.30%	40.15%	13.80%	23.10%	50.33%	0.00%	30.23%
2 Year	2,459	435,777,307	60.26%	177,217	7.20%	623	82.74%	40.91%	8.47%	12.40%	35.86%	0.00%	38.53%
3 Year	724	120,742,029	16.70%	166,771	7.15%	622	80.89%	41.62%	7.73%	12.85%	59.14%	0.00%	25.62%
Other	12	3,028,245	0.42%	252,354	6.77%	641	80.55%	46.74%	13.61%	51.32%	50.83%	0.00%	100.00%
TOTAL	4,208	723,125,132	100.00%	171,845	7.29%	624	82.53%	40.79%	9.73%	15.30%	41.52%	0.00%	32.87%

INDEX BUCKET

	Deal Size			WA Loan	Weighted Average Collateral Characteristics								
Type	# Loans	Balance	%	Balance	WAC	FICO	%LTV	% DTI	Non - Primary	Non SF/PUD	Refi Cachout	NINA/No Doc	Interest only
Libor - 6 Month	3,138	609,903,999	99.66%	194,361	7.14%	622	82.06%	40.92%	9.43%	15.06%	40.52%	0.00%	37.62%
Libor - 1 Year	7	2,088,264	0.34%	298,323	6.63%	694	84.70%	47.79%	21.24%	11.48%	56.09%	0.00%	53.12%
TOTAL	3,145	611,992,262	100.00%										

List all reset rates

IO ONLY BUCKET

Type	Deal Size			WA Loan	Weighted Average Collateral Characteristics								
	# Loans	Balance	%	Balance	WAC	FICO	%LTV	% DTI	Non - Primary	Non SF/PUD	Refi Cachout	NINA/No Doc	Avg. Age*
NA			0.00%										
=<500	-	-	0.00%	-	0.00%	0	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	-
>500 =<520	3	536,000	0.23%	178,667	8.01%	511	63.89%	49.49%	0.00%	0.00%	86.57%	0.00%	3
>520 =<540	22	4,249,943	1.79%	193,179	7.89%	532	77.00%	42.32%	0.00%	3.86%	81.89%	0.00%	3
>540 =<560	25	6,294,190	2.65%	251,768	7.62%	550	75.10%	43.67%	0.00%	11.73%	90.04%	0.00%	3
>560 =<580	40	9,233,495	3.88%	230,837	7.48%	571	81.67%	41.19%	7.52%	3.75%	62.58%	0.00%	3
>580 =<600	121	27,660,988	11.64%	228,603	6.92%	591	83.29%	40.70%	1.38%	13.94%	53.94%	0.00%	3
>600 =<620	116	27,156,532	11.42%	234,108	6.85%	611	81.90%	40.73%	0.85%	13.00%	50.26%	0.00%	3
>620 =<640	137	33,311,698	14.01%	243,151	6.77%	631	82.30%	42.27%	2.65%	10.55%	30.10%	0.00%	3
>640 =<660	197	48,180,721	20.27%	244,572	6.70%	650	81.13%	42.57%	4.52%	12.27%	22.24%	0.00%	3
>660 =<680	136	32,503,388	13.67%	238,996	6.69%	670	80.94%	41.90%	8.65%	17.65%	25.09%	0.00%	3
>680 =<700	89	21,727,223	9.14%	244,126	6.45%	689	80.66%	40.75%	11.08%	20.85%	14.04%	0.00%	3
>700 =<750	88	21,601,935	9.09%	245,477	6.53%	723	81.93%	44.23%	18.79%	21.74%	18.07%	0.00%	3
>750	19	5,254,503	2.21%	276,553	6.51%	769	78.50%	42.61%	27.58%	52.34%	5.39%	0.00%	3
TOTAL	993	237,710,615	100.00%	239,386	6.79%	644	81.33%	41.98%	6.35%	15.05%	33.69%	0.00%	3.00

* refers to the average age of the borrower

MI coverage based on FICO and LTV buckets		Loan-to-Value (LTV)										
		=<55	>55 =<60	>60 =<65	>65 =<70	>70 =<75	>75 =<80	>80 =<85	>85 =<90	>90 =<95	>95 <100	=>100
FICO	NA											
	=<500											
	>500 =<550											
	>550 =<600											
	>600 =<625											
	>625 =<650											
	>650 =<675											
	>675 =<700											
	>700 =<725											
	>725 =<750											
	>750 <800											
	=>800											

Master Servicer:
Backup Servicer:

	% Name		% Name
Primary Servicer (s):		Originator (s):	
2		2	
3		3	
4		4	
5		5	
6		6	
7		7	
8		8	
9		9	
10		10	

Deal Name: BSABS 2005-HE3

Detailed collateral info

	# of Loans	Balance	Avg. Balance	% of group balance	WAC	WARM	FICO	OLTV	Effective LTV	DTI	% of Full Doc	% of Primary Owner	% Single Family	% of IO loans	% Cashout
Aggregate	**4,208**	**723,125,131.86**	**171,845.33**	**100.00%**	**7.292**	**353.00**	**624**	**82.53**		**40.79**	**54.24**	**90.27**	**70.18**	**32.87**	**41.52**
0-$50k	**439**	**16,277,830.87**	**37,079.34**	**2.25%**	**9.636**	**303.00**	**629**	**90.00**		**38.20**	**61.97**	**72.30**	**76.78**	**0.85**	**22.15**
50-75k	**465**	**29,108,091.32**	**62,598.05**	**4.03%**	**8.853**	**328.00**	**626**	**86.66**		**38.08**	**62.81**	**78.16**	**81.59**	**7.48**	**33.03**
75-100k	**503**	**43,953,558.47**	**87,382.82**	**6.08%**	**8.175**	**341.00**	**623**	**85.91**		**39.24**	**67.33**	**87.01**	**79.17**	**9.00**	**25.97**
FICO															
NA															
<600	1,405	243,795,019.23	173,519.59	**33.71%**	7.621	356.00	564	80.53		40.68	69.57	94.90	77.24	18.81	59.98
601-619	505	87,399,989.87	173,069.29	**12.09%**	7.204	354.00	609	83.07		40.48	63.45	93.62	72.20	30.26	45.88
620-639	662	99,588,717.56	150,436.13	**13.77%**	7.299	345.00	629	84.44		40.44	46.26	92.67	71.76	33.91	37.26
640-659	646	110,946,876.42	171,744.39	**15.34%**	7.128	352.00	649	82.89		40.96	42.60	88.00	64.62	44.17	29.91
660 - 679	**391**	70,765,581.36	180,986.14	**9.79%**	7.048	352.00	668	83.39		41.15	40.38	85.42	63.30	43.67	30.94
680-699	**268**	48,686,700.99	181,666.79	**6.73%**	6.910	352.00	688	83.32		40.78	40.02	86.74	63.51	50.52	19.10
700-719	**138**	26,883,500.40	194,807.97	**3.72%**	7.060	351.00	708	85.04		41.17	39.19	78.52	55.49	41.75	25.21
720+	**193**	35,058,746.03	181,651.53	**4.85%**	6.933	350.00	745	83.67		41.80	43.57	73.77	63.54	45.36	16.09
LTV															
80-85	381	77,831,568.55	204,282.33	10.76%	**7.4635**	355.000	598.00	84.49		41.96	58.00	86.00	74.89	32.36	59.72
85.01-90	743	123,964,651.08	166,843.41	17.14%	**7.5635**	356.000	618.00	89.65		40.20	65.60	82.76	74.10	17.65	45.44
90.01-95	262	44,035,036.11	168,072.66	6.09%	**7.8118**	355.000	632.00	94.85		40.37	62.67	92.35	68.09	22.19	40.94
95.01-100	662	53,558,369.73	80,903.88	7.41%	**9.1624**	312.000	648.00	99.97		41.92	62.40	97.96	71.25	11.16	17.25
Cash Out	**1,501**	300,237,005.28	200,024.65	41.52%	7.225	354.00	603	79.99		40.68	57.57	91.83	75.13	26.68	100.00
2-4 family	298	64,745,018.92	217,265.16	**8.95%**	7.249	355.00	656	81.57		39.83	50.05	60.48	-	26.96	36.19
investment & 2nd hor	504	70,372,913.08	139,628.80	**9.73%**	7.814	355.79	654	82.53	-	37.50	52.95	-	47.37	21.45	34.86
Stated Doc	1,650	315,628,639.10	191,290.08	43.65%	7.436	352.42	638	81.58		40.11	-	89.85	67.40	35.89	37.69
Lite Doc	65	15,243,645.19	234,517.62	**2.11%**	6.943	355.00	621	82.51		36.75	-	92.99	65.80	14.46	55.37
IO	993	237,710,615.33	239,386.32	**32.87%**	6.788	357.00	644	81.33		41.98	51.42	93.65	67.25	100.00	33.69
2nd lien	491	27,120,833.06	55,235.91	3.75%	10.275	269.00	659	99.68		40.79	33.69	99.50	69.10	-	9.21